UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: 15 May 2025

Commission File Number: 001-14958

NATIONAL GRID plc

(Translation of registrant’s name into English)

England and Wales

(Jurisdiction of Incorporation)

1-3 Strand, London, WC2N 5EH, United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F      ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.  ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

EXHIBIT INDEX

Exhibit No.	Description
99.1	Exhibit 99.1 Announcement sent to the London Stock Exchange on 15 May 2025— FY2025 Full Year Results Statement

Exhibit 99.1

London | 15 May 2025: National Grid plc today announces its Full Year results for the period ended 31 March 2025.

Building our energy future
John Pettigrew, Chief Executive, said: "We've made significant progress in the first year of our five-year financial framework, with record capital investment of almost £10 billion, 20% higher than 2024, helping to drive regulated asset growth of around 10% this year. Strong performance across all areas of the business underpins our plans to successfully invest c.£60 billion over five years. At a time of international economic uncertainty, National Grid continues to provide stable and predictable growth through our resilient business model. We remain focused on delivering secure, affordable and clean energy to our customers and communities, and providing long-term value and returns for our shareholders."

Financial summary
Year ended 31 March (continuing operations)	Statutory results			Underlying1			Underlying at constant currency1,2
	2025	2024	% change	2025	2024	% change	2024	% change
Operating profit (£m)	4,934	4,475	10%	5,357	4,773	12%	4,768	12%
Profit before tax (£m)	3,650	3,048	20%	4,071	3,395	20%	3,392	20%
Earnings per share (p)3	60.0	55.5	8%	73.3	72.1	2%	72.1	2%
Dividend per share (p)	46.72	58.52	(20%)
Dividend per share (rebased) (p)				46.72	45.26	3%
Capital investment (£m)	9,847	8,235	20%

1.  'Underlying' is a non-GAAP alternative performance measure (APM) used by management to monitor performance across the Group. This measure along with other APMs used in this report are explained in more detail on pages 73 to 89. These measures are not substitutes for IFRS measures, however management believes such additional information is useful in assessing the performance of the business on a comparable basis.

2.  Constant currency calculated using current year average exchange rate of $1.266 (2024: actual average exchange rate was $1.262).

3.  4,707 million weighted average shares for 2024/25 (2023/24: 3,991 million). Comparative amounts for weighted average shares and earnings per share restated for bonus element of the Rights Issue (in accordance with IAS 33).

An exciting year of delivery and growth

Financial performance

■    Underlying EPS of 73.3p up 2% and slightly ahead of guidance. Increase in shares following the Rights Issue more than offset by improved performance in our regulated businesses, particularly in New York. Statutory EPS of 60.0p up 8%.

■    Recommended final dividend of 30.88p, resulting in a total dividend of 46.72p up 3.2% compared to rebased dividend per share (see page 89), in line with policy aim to increase with UK CPIH inflation.

Key projects

■    All six Wave 1 ASTI* projects under construction.

■    Connected 2.2 GW of renewable generation in the UK, including 1.2 GW of offshore wind from the Dogger Bank wind farm.

■    Smart Path Connect major transmission project to increase network capacity in upstate New York on track to energise by December 2025.

■    Replaced a further 352 miles of leak-prone pipe across our gas networks in the US in 2024.

Strategic initiatives

■    Secured the supply chain for all 12 onshore and Eastern Green Links 1 & 2 offshore ASTI projects.

■    Established a group-wide HVDC* framework to cover remaining offshore ASTI projects and beyond, and the Great Grid Partnership for onshore ASTI project delivery.

■    Supply chain and delivery mechanisms secured for more than two thirds of £60 billion investment plan.

■    National Gas Transmission and ESO divestments completed; agreed sale of National Grid Renewables.

Regulatory updates

■    Agreed new rate cases for KEDNY and KEDLI*, MECO* and joint proposal for NIMO*.

■    Around 70% of the US investment in our five-year frame agreed with our regulators.

■    ESMP* approved in Massachusetts as a strategic roadmap to support a stronger, smarter and cleaner network.

■   Submitted £35 billion RIIO-T3 business plan; to reinforce and expand the grid, enabling a near doubling of the power that can be transferred around the country, and connection of 35 GW of generation and 19 GVA of demand customers.

*See glossary on page 43.

Financial outlook and guidance

■   Guidance is based on our continuing businesses, as defined by IFRS.

■   Financial outlook over the five-year period from 2024/25 to 2028/29:

■   total cumulative capital investment of around £60 billion;

■   asset growth CAGR1 of around 10% backed by strong balance sheet;

■   driving underlying EPS CAGR2 of 6-8% from a 2024/25 EPS baseline of 73.3p;

■   credit metrics consistent with current Group rating; and

■   regulatory gearing is currently 61%, trending back to the high 60% range by the end of RIIO-T3.

■   For 2025/26, we expect strong operational performance across the Group with underlying EPS expected to be in line with the 6-8% CAGR range from the 2024/25 baseline.

■   For further detail, please refer to the five-year financial framework and 2025/26 forward guidance on pages 9 to 11.

1.  Group asset compound annual growth rate from a FY24 baseline. Forward years based on assumed USD FX rate of 1.25; and long run UK CPIH and US CPI. Assumes sale of ESO, Grain LNG, and National Grid Renewables. 20% stake in National Gas Transmission classified as a discontinued operation and therefore did not contribute to asset growth.

2.  Underlying EPS compound annual growth rate from FY25 baseline. Forward years based on assumed USD FX rate of 1.25; long run UK CPIH, US CPI and interest rate assumptions and scrip uptake of 25%. Assumes sale of Grain LNG and National Grid Renewables. 20% stake in National Gas Transmission classified as a discontinued operation and therefore did not contribute to underlying EPS.

Chief Executive Officer succession Capital investment
On 1 May 2025, we announced that Zoë Yujnovich would become our next Chief Executive Officer with effect from 17 November 2025, succeeding John Pettigrew, who after almost ten years in role, will retire from National Grid on 16 November 2025.

Contacts

Investor Relations	Angela Broad	+44 (0) 7825 351 918
	Tom Edwards	+44 (0) 7976 962 791
	Cerys Reece	+44 (0) 7860 382 264
Media	Miranda Cochrane	+44 (0) 7745 122 714
	Ben Trounson	+1 781 426 5737
Brunswick	Dan Roberts	+44 (0) 7980 959 590
Results presentation and webcast
 John Pettigrew (CEO) and Andy Agg (CFO) will host the results presentation at 9:00 am (BST) today with a live Q&A. Please use this link to join via a laptop, smartphone or tablet: https://www.nationalgrid.com/investors/events/results-centre. A replay of the webcast will be available soon after the event at the same link.

UK (and International) +44 (0) 330 551 0200
UK (Toll Free) 0808 109 0700
US (Local) +1 786 697 3501
Password Quote "National Grid" when prompted by the operator

The Annual Report and Accounts 2024/25 (ARA) is expected to be publicly available on 29 May 2025. When published, the ARA will be available on National Grid's website at nationalgrid.com/investors

Use of Alternative Performance Measures
Throughout this release we use a number of alternative (or non-IFRS) and regulatory performance measures to provide users with a clearer picture of the regulated performance of the business. This is in line with how management monitor and manage the business day-to-day. Further detail and definitions for all alternative performance measures are provided on pages 73 to 89.

Financial performance

Year ended 31 March (£ million)	2025	2024	change %
Underlying operating profit (continuing) at constant currency1
UK Electricity Transmission	1,428	1,314	9%
UK Electricity Distribution	1,203	1,152	4%
UK Electricity System Operator	115	80	44%
New England	924	800	16%
New York	1,450	1,013	43%
National Grid Ventures	380	469	(19%)
Other	(143)	(60)	(138%)
Group	5,357	4,768	12%

Capital investment (continuing) at constant currency1
UK Electricity Transmission	2,999	1,912	57%
UK Electricity Distribution	1,426	1,247	14%
UK Electricity System Operator	-	85	(100%)
New England	1,751	1,668	5%
New York	3,289	2,645	24%
National Grid Ventures	378	661	(43%)
Other	4	2	100%
Group	9,847	8,220	20%

RCF/Net debt	9.8	9.2	60bps

As at 31 March
Net debt	(41,371)	(43,607)	(5%)

UK RAV	32,805	30,310	8%
US rate base (£m at constant currency)2	27,345	24,527	11%
Total Group RAV and rate base (£m)	60,150	54,837	10%
NGV and Other businesses (£m)	7,352	7,509	(2%)
Total (£m)	67,502	62,346	8%

Asset growth3	9.0%	9.7%	-70bps
Regulated asset growth3	10.5%	9.1%	140bps
Group return on equity4	9.0%	10.5%	-150bps

1.  Constant currency calculated using 2024/25 average exchange rate of $1.266 (2024: actual average rate was $1.262). See pages 77 and 80 for details.
2.  US rate base constant currency calculated using 31 March 2025 closing rate of $1.2916 (2024: actual closing rate was $1.262). See pages 33 to 36 for details.
3.  Calculated excluding the reduction in RAV as a result of the sale of the UK Electricity System Operator business during 2024/25. See page 88 for details.
4.  Our calculation methodology for Group RoE changed in 2024/25. Comparative amounts have been restated accordingly. See page 86 for details.

Responsible Business performance
	Externally assured1	2025	2024	change
Scope 1 and 2 greenhouse gas emissions (ktonnes CO2e)		7,422	6,852	8%
Scope 3 greenhouse gas emissions (ktonnes CO2e)		28,435	27,384	4%
Renewable energy connected to the UK Transmission and Distribution Grids (MW)		2,244	2,444	(8%)
Renewable energy connected to the US Transmission and Distribution Grids (MW)		772	586	32%
Group Lost Time Injury Frequency Rate (LTIFR)		0.10	0.08	0.02

1. We engaged Deloitte LLP in the current year and PricewaterhouseCoopers LLP (PwC) in the prior year to undertake a limited assurance engagement, using the International Standard on Assurance Engagements (ISAE) 3000 (Revised): 'Assurance Engagements Other Than Audits or Reviews of Historical Financial Information' and ISAE 3410: 'Assurance Engagements on Greenhouse Gas Statements' over a range of data points within our Responsible Business data tables. Details of Deloitte's full limited assurance opinion and National Grid's Reporting Methodology are available on our website.

Strategic overview

Safety and operational performance: Retained focus on reliability and resilience

In 2024/25, National Grid delivered strong operational performance with high levels of network reliability across all our electricity networks with reliability above 99.84%, and reliability of 99.99983% in UK Electricity Transmission. Our interconnector fleet availability was 86%. These strong levels of reliability were achieved despite 8 named storms across our networks in the UK, 25 major storm events in New York, and 5 reportable storms across our New England territories, demonstrating the benefits of our continued investment in network reinforcement and the steadfast commitment of our operational teams.

During Storm Darragh in the UK, we resolved 9,000 incidents and restored 700,000 customers, with 95% of customers reconnected within 48 hours. In New England, we expanded our Fault Location, Isolation and Service Restoration (FLISR) technology to around 25% of our customers. Through this technology deployment, we have restored power to 77,000 customers within one minute this year, avoiding longer outages.

On 8 May 2025 the NESO issued its interim review report investigating the outage following the fire at our North Hyde electrical substation in March 2025. We welcome the report which establishes the timeline and sequence of events, and outlines further steps required ahead of the NESO delivering their final report, expected in June 2025.

During the year, we achieved a Lost Time Injury Frequency Rate (LTIFR)[1] of 0.10, compared to 0.08 in 2023/24 and against our Group target of 0.10, primarily driven by an increase in incidents such as trips, falls and manual handling injuries. Our recent implementation of an enhanced safety reporting system is driving continuous improvements and data insights, recognition of positive safety behaviours, and ongoing learning and development.

We continue to invest in our people to attract, develop and retain a qualified and competent workforce, delivering robust training programmes built around a culture of safety. Our commitment to achieving safety excellence extends to our contractors where we deploy standards and protocols for them to follow when working for National Grid.

Financial performance: A strong start to our five-year financial framework
For detailed financial performance commentary, please refer to the Financial Review section on page 12. Our statutory operating profit is presented on page 12 which includes the impact of exceptional items, remeasurements, major storms, timing and the impact of deferred tax in our UK regulated businesses. A reconciliation between Statutory performance and our Alternative Performance Measures (APMs) is presented on page 76.

The Group's financial performance in 2024/25 continued to demonstrate the resilience of our business model which enables us to effectively manage the impacts of inflation and cost pressures, changes in interest rates and exchange rate fluctuations.

Underlying operating profit for continuing operations increased by £589 million at constant currency to £5,357 million, an increase of 12% on the prior year. This improvement was principally driven by strong performance across our regulated businesses including new rates for our downstate gas businesses in New York, new rates for our Massachusetts Electric business, higher revenues supported by increased allowances and indexation in the UK and delivery of strong cost efficiency. This was partly offset by lower revenues from our interconnectors.

Underlying EPS of 73.3p increased by 1.2p per share, or 2% compared to the previous year, with the underlying operating profit increase more than offsetting the increased number of shares after the Rights Issue.

Capital investment for continuing operations increased by £1,627 million at constant currency to a record £9,847 million, an increase of 20% on the prior year. This increase was principally driven by the ramp up in spend on Wave 1 Accelerated Strategic Transmission Investment (ASTI) projects and customer connections in our UK Electricity Transmission business, increased spend on leak-prone pipe replacement and electricity transmission projects in New York; partially offset by lower investment in National Grid Ventures (NGV) with the commissioning of the Viking interconnector in the prior year, and National Grid Renewables and Grain LNG being classified as held for sale (see note 9).

During the year, our Community Offshore Wind joint venture paused development activity in line with the broader slowdown of the US offshore wind industry. Whilst there are longer term trends that give us confidence in the need for offshore wind generation in the north east, significant nearer term policy uncertainty has led us to recognise an accounting impairment of £303 million as an exceptional charge.

Capital investment and RAV indexation helped drive regulated asset growth of 10.5%, but lower investment and asset write-downs in our non-regulated businesses resulted in an overall asset growth of 9.0%.

Net debt was £41.4 billion at 31 March 2025, more than £2.2 billion lower than the prior year. This reduction reflected the £6.8 billion net proceeds from the Rights Issue, and £1.3 billion from divestments of the UK Electricity System Operator (ESO) and our remaining 20% interest in National Gas Transmission, partially offset by the increased capital investment in the year.

Return on Equity (RoE)

We achieved a Group RoE of 9.0% [2] in 2024/25, down on the prior year by 150 basis points (bps). This decrease was principally due to an increase in the equity denominator as a result of lower gearing following the Rights Issue proceeds.

In 2024/25, UK Electricity Transmission achieved operational returns of 8.3%, delivering 100bps of outperformance under RIIO-T2, mainly from totex performance related to savings on capital delivery (2024: 8.0% achieved return, or 100bps above the allowed base return). UK Electricity Distribution achieved an operational return of 7.9% in 2024/25, including 20bps outperformance, mostly consisting of non-totex performance incentives. Outperformance was impacted by the costs associated with Storm Darragh and the adverse impact of the RIIO-ED2 Real Price Effect (RPE) mechanism, where lower than anticipated allowances due to reductions in commodity indices have not tracked actual costs incurred (2024: 8.5% achieved return, or 110bps above the allowed base return).

New England's achieved return of 9.1% was 92% of the allowed return in 2024/25 compared with an achieved return of 9.2% in 2023/24. New York's achieved return of 8.7% was 94% of the allowed return in 2024/25 compared with an achieved return of 8.5% in 2023/24. The quoted returns for New England and New York represent the weighted average return across operating companies within each jurisdiction.

For further information on RoEs for each of our business entities, please refer to the Business Review section on pages 23 to 37.

Key projects and investments: A further step up in growth

Our financial performance reflects the first year of delivery against our five year financial framework. Capital investment reached a record £9,847 million in 2024/25, reflecting progress on our ASTI projects in the UK, and progress with a number of major transmission projects to unlock renewable generation and upgrade infrastructure across our jurisdictions in the US, alongside increased investment in our KEDNY and KEDLI gas businesses under new rate agreements.

The progress we have made during the course of the year in both the UK and the US with partners, across supply chains, and on policy measures, gives us increased confidence around the scale and profile of our investment programme through the rest of this decade, and the regulatory frameworks that will sit around this investment. For further information, please refer to the five-year financial framework section on page 9.

■   In our UK Electricity Transmission business, all six of our wave 1 ASTI projects are now under construction, including our Eastern Green Link (EGL) 1 and EGL2 offshore projects.

■   We connected a further 1.6 GW of renewable energy to our UK Electricity Transmission network in 2024/25, and across our UK Electricity Distribution network we connected 0.6 GW of renewable generation, over 100,000 low carbon connections, and 208 large demand projects over 1 MW.

■   In UK Electricity Distribution, we have seen a step up in asset health and network reinforcement in line with our RIIO-ED2 plans.

■   In the US we have continued to make good progress with our leak-prone pipe replacement programme, with 218 miles of pipeline replaced in New York, and 134 miles replaced in Massachusetts in 2024.

■   In New York, we continued to make strong progress on our Upstate Upgrade Electricity Transmission programme across key projects, including Smart Path Connect, which is on track to energise by December 2025.

Strategic initiatives

Following our decision last year to focus on networks, we have made good progress with portfolio activities.

We have:

■    completed our £7 billion Rights Issue, a part of our comprehensive financing plan;

■    completed the divestment of ESO to the UK Government for proceeds of £673 million;

■    completed the divestment of the final 20% equity interest in National Gas Transmission to a consortium of long-term infrastructure investors led by Macquarie Asset Management for proceeds of £686 million;

■    agreed the sale of our National Grid Renewables onshore business in the US to Brookfield Asset Management and its institutional partners;

■    launched the divestment process on Grain LNG in April 2025 and expect to announce a transaction later this year; and

■    in UK Electricity Distribution, we have continued to make progress with £88 million of synergies achieved since the acquisition, with synergies through procurement strategy, reviewing how we run and operate shared sites, operational delivery, and aligning with wider Group functions.

We have made significant progress on ensuring supply chain availability for our investment programmes, prioritising those areas with tightest market capacity, longest lead times and highest supply chain risks:

■    We have agreed a Great Grid Partnership supply chain framework with seven partners. This £9 billion framework covers the design and construction of the onshore ASTI projects as well as projects that deliver beyond 2030.

■    We have agreed a HVDC framework to secure supply for HVDC cables and converter systems. This framework covers up to £21 billion of HVDC cable supply across six suppliers, and up to £26 billion of converter systems supply over four suppliers. This supply is sufficient to cover cable and converter systems requirements for our ASTI wave 2 projects and beyond.

■    Since signing the HVDC framework, we have moved to the preferred bidder stage for our Sea Link project selecting Siemens Energy as the supplier of converter stations for this project.

■    In New York, we have awarded the first phase of our CLCPA projects and the engineering for the second phase. Procurement for the construction elements of phase 2 is in its final stages with awards expected in the coming months.

■    In Massachusetts, our Electric Sector Modernization Plan (ESMP) was approved in August as a 'strategic roadmap' outlining critical investments of up to $2 billion over five years in the local electric distribution system to meet Massachusetts' climate goals.

Regulatory, policy and market environment

During the year we have made good progress with our rate cases for our New York businesses and Massachusetts Electric. These rate plans balance necessary improvements for asset health, resilience, growth and clean energy, with affordability and low-income customer programmes.

■   In New England, in October 2024 we received a rate case order for our Massachusetts Electric business (MECO) with rates set for a five-year period, including an allowed RoE of 9.35%, a new mechanism that enables timely recovery of growing capital investment needs up to a cap, and an increase in storm cost recovery of around $60 million per annum.

■   In New York, in August 2024, the New York Public Service Commission (PSC) adopted the terms of the Joint Proposal for KEDNY and KEDLI for a three-year rate plan with 9.35% allowed RoE and around $5 billion capital allowances to modernise infrastructure.

■   Also in New York in April 2025, we filed a joint proposal with the New York PSC for a three-year rate plan for our upstate New York electric and gas distribution business Niagara Mohawk Power Corporation (NIMO). This includes funding for around $1.8 billion of capital investment in the first year, and a 9.5% allowed RoE.

■   From a regulatory perspective, in Massachusetts in November, Governor Healey approved legislation to reform the permitting process for utility infrastructure and clean energy projects. This new approach sets maximum timeframes for approvals, supporting the delivery of capital projects in the State.

■   In April 2025, we submitted our Climate Compliance Plan setting out the strategic roadmap required in our Massachusetts gas network to advance state decarbonisation goals, whilst maintaining safe, reliable and cost-effective service for our customers. The filing details our efforts to reduce greenhouse gas emissions from our existing gas distribution network.

In our UK Electricity Transmission business we have submitted our business plan for the RIIO-T3 price control period, which will run for five years from April 2026. The plan includes up to £35 billion of totex over the five years to March 2031, and, amongst other outcomes, will nearly double the power that can flow across the country, avoid £12 billion of constraint costs, directly connect 35 GW of generation and 19 GVA of demand to our network and create optionality for a further 26 GW, all while delivering 99.9999% reliability.

In the UK more broadly, we welcome the policy progress we have seen across a number of critical areas:

■     The UK Government published its Clean Power Action Plan in December 2024, following the National Energy System Operator's advice in October to achieve clean power by 2030. The report reaffirmed the need for our 17 ASTI electricity transmission projects in order to address current system constraints and enable the connection of Offshore Wind projects, however planning and connections reform is required to deliver this plan and we have seen some progress in these areas.

■     In March 2025, the UK Government published the Planning and Infrastructure Bill with proposals that could both reduce the risk of delays and potentially accelerate energy infrastructure projects, as well as improve the acceptability of projects for the local communities they impact (alongside the separately published guidance on wider community benefits). Whilst we expect the proposals' impact within our five-year frame to be limited, there are some important measures in the bill that have the potential to further de-risk projects.

■     In April 2025, we saw Ofgem's decision on connections for a new process that reforms the existing queue to prioritise those projects that are most ready and needed to meet the country's clean power targets. This will deliver a rationalised queue of projects aligned to the clean power plan.

■   In April 2025, we welcomed Ofgem's decision on the framework for the RIIO-ED3 price control, which will run for five years from April 2028. Ofgem has been clear on the critical role electricity distribution networks, like our UK Electricity Distribution business, will play in achieving regional growth, resilient networks, and a clean power system. We agree with Ofgem that there is need for a longer-term, proactive approach to network planning whilst balancing resilience and capacity with affordability. We will continue to work closely with Ofgem and engage meaningfully with our customers and stakeholders as we develop our ED3 plan.

■   There has also been development in policies governing Offshore Hybrid Assets (OHA) with Ofgem approving the establishment of the regulatory regime for OHA Pilot Scheme projects in April 2025.

Delivering as a Responsible Business

In May 2024, we published our updated Climate Transition Plan (CTP). The plan sets out our actions to deliver our Group greenhouse gas reduction targets by 2050, including how we will meet them and where we need support from others. We put the plan to an advisory vote at our AGM in July 2024, where it received 99% support from voting shareholders.

In 2024/25, our Scope 1 and 2 emissions increased by 8.3%, or a 4.4% reduction against the 2018/19 baseline, largely due to circumstances outside of National Grid's control as our Long Island generation facilities in the US fulfilled contractual obligations with LIPA, and a temporary surge in demand resulting from an unplanned maintenance outage at a third-party power plant. Our total Scope 3 GHG emissions increased by 3.8% year-on-year. Against our SBTi approved target (which excludes sold electricity) our Scope 3 GHG emissions have increased by 5.8% since 2018/19. This was principally driven by emissions linked to higher annual spend in relation to purchased goods and services (including capital investment) within our supply chain for the construction of new energy infrastructure. We did not expect a linear trajectory, as explained in our CTP, and this performance demonstrates the technical dependencies as well as policy and regulatory frameworks required to support our emission reduction plans and targets.

As we delivered another record year of capital investment, we also reached a higher proportion of green capital investment at 81% of Group capital expenditure[3], with £7.7 billion aligned with EU Taxonomy principles for sustainable investment in 2024/25. This is an increase from £6.0 billion or 78% of Group capital expenditure in 2023/24. The increase is due to investments in key infrastructure projects supporting the energy transition, including a 35% increase in electricity network investments and a 16% increase in leak-prone pipe replacements across our gas networks.

In the face of affordability challenges, we continue to support our customers through payment assistance programmes, flexible payment plans and energy efficiency solutions. In February 2025, we announced a new Grid for Good Energy Affordability Fund. This £13.8 million programme will support UK and US households that are struggling with energy costs over a three-year period. The continued strong performance of our interconnector portfolio enabled the return of a further £89 million to UK consumers this year, part of a total of £277 million returned to reduce customer bills in the last two years, with a further £149 million to be returned over the next two years resulting in a total benefit to customers of £426 million.

Five-year financial framework

Our five-year financial framework is based on our continuing businesses, as defined by IFRS, which included the ESO until its disposal in October 2024 and includes Grain LNG and National Grid Renewables until their planned disposals. It excludes the minority stake in National Gas Transmission, which was classified as a discontinued operation until its disposal in September 2024. The five-year financial framework assumes an exchange rate of £1:$1.25.

Capital investment and asset growth

We expect to invest around £60 billion across our energy networks and adjacent businesses, in the UK and US, over the five-year period to 2028/29, with Group assets trending towards £100 billion by March 2029. Of the £60 billion investment over the five years to March 2029, around £51 billion is considered to be aligned with the principles of the EU Taxonomy legislation as at the date of reporting.

In the UK, we expect around £23 billion of investment in Electricity Transmission for asset health and anticipatory system reinforcement to facilitate offshore generation and other new onshore system connections. This also includes investment across our 17 ASTI projects, as we invest in the critical infrastructure required to enable the energy transition and a decarbonised electricity network in the 2030s. We expect our Electricity Distribution network to invest around £8 billion over the five years to 2028/29 in asset replacement, reinforcement and new connections, facilitating the infrastructure for electric vehicles, heat pumps and directly connected generation.

In our US regulated businesses, we expect to invest around £17 billion in New York, and £11 billion in New England, over the five years to 2028/29. We expect to invest nearly 60% in this plan period into our electricity networks, as we see a step up in investment for renewable connections, transmission network upgrades, and digital capabilities to enable the energy transition, and the remainder in our gas business on pipeline replacement, safety and resilience programmes.

National Grid Ventures (NGV) has committed capex of around £1 billion over the five years to 2028/29, including maintenance investment across the six operational interconnectors.

With the large step up in investment, we expect to see asset growth of around 10% CAGR through to 2028/29.

Group gearing

We remain committed to a strong, overall investment grade credit rating. We expect to maintain credit metrics above our thresholds for our current group credit ratings through to at least the end of the RIIO-T3 price control period, with current thresholds of 10% for S&P's FFO/adjusted net debt, and 7% for Moody's RCF/adjusted net debt. Following completion of the Rights Issue, regulatory gearing has reduced to 61% at March 2025, but is expected to trend back towards the high 60% range by the end of RIIO-T3.

Group earnings growth and dividend growth

We expect our CAGR in underlying EPS to be in the 6-8% range from the 2024/25 baseline of 73.3p. This includes our long-run average scrip uptake assumption of 25% per annum, which will support our sustainable, progressive dividend policy into the future.

We will maintain a progressive level of total dividend aiming to grow the DPS in line with UK CPIH in keeping with the current dividend policy (for details of our dividend policy please refer to page 20).

2025/26 forward guidance
This forward guidance is based on our continuing businesses, as defined by IFRS. It includes Grain LNG and the controlling stake of National Grid Renewables which are held for sale within continuing operations before they are assumed to be sold in the 2025/26 financial year.

The outlook and forward guidance contained in this statement should be reviewed, together with the forward-looking statements set out in this release, in the context of the cautionary statement. The forward guidance in this section is presented on an underlying basis and excludes remeasurements and exceptional items, deferrable major storm costs in the US (when greater than $100 million), timing and the impact on underlying results of deferred tax in our UK regulated businesses. The 2024/25 forward guidance assumes an exchange rate of £1:$1.30, reflecting nearer term exchange rates.

UK Electricity Transmission

Underlying net revenue is expected to increase by over £250 million compared to 2024/25 primarily driven by higher allowances as a result of growing RAV, including returns on increasing ASTI investment and indexation. Depreciation is expected to be around £20 million higher in the year due to the increasing asset base.

We expect to deliver around 100bps of outperformance in the final year of RIIO-T2 in Operational Return on Equity. This is in line with our target to deliver 100 basis points of operational outperformance on average through the five-year period of the RIIO-T2 price control.

UK Electricity Distribution

Underlying net revenue is expected to be broadly in line with 2024/25 with higher allowances as a result of a growing RAV including indexation, offset by lower tax allowances from increased investment that attracts greater capital allowances. Increased depreciation, reflecting the increasing asset base is expected to be offset by the non-recurrence of Storm Darragh costs.

We expect to deliver around 50 basis points of outperformance in the third year of RIIO-ED2 in operational Return on Equity. Increasing from 2024/25, primarily as a result of the one-off impact of Storm Darragh costs in 2024/25, alongside the impact of Real Price Effects. We expect outperformance to improve towards 100bps over the remainder of RIIO-ED2.

New England

Underlying net revenue is expected to be around $400 million higher, driven primarily by rate increases and higher tracker revenue. This is expected to be offset by just over $50 million higher depreciation as a result of the increasing asset base and around $250 million of other cost increases linked to investments.

Return on Equity for New England is expected to be similar to 2024/25.

New York

Underlying net revenue is expected to be around $950 million higher, including expected increases from the NIMO rate settlement and rate increases from the KEDNY and KEDLI rate cases. Depreciation is expected to be just over $150 million higher, reflecting the increasing asset base and other costs are expected to be around $250 million higher, linked to investments. We also expect no repeat of the $50 million environmental accounting benefit in 2024/25.

Return on Equity for New York is expected to slightly improve compared to 2024/25.

National Grid Ventures and Other activities

In NGV, we expect operating profit to be nearly £50 million lower than 2024/25 driven by expected lower interconnector revenues.

We also expect other activities underlying operating loss to be broadly flat year-on-year.

Joint Ventures and Associates

Our share of the profit after tax of joint ventures and associates is expected to be around £20 million lower than 2024/25 as a result of lower profits from our Emerald joint venture (part of the National Grid Renewables disposal group) which has not contributed to IFRS continuing profit since its classification as held for sale in September 2024.

Interest and Tax

Net finance costs in 2025/26 are expected to be around £40 million higher than 2024/25 as a result of higher debt issuance to fund investment growth.

For the full year 2025/26, the underlying effective tax rate, excluding the share of post-tax profits from joint ventures and associates, is expected to be around 15%. This is calculated following our definition of underlying earnings which excludes the impact of deferred tax on underlying results of our UK regulated businesses.

Investment, Growth and Net Debt

Overall Group capital investment for continuing operations in 2025/26 is expected to be over £11 billion.

Asset Growth is expected to be around 11%, normalised in year for business disposals, reflecting an increase in investment, predominantly ASTI projects and New York investment.

Depreciation is expected to increase, reflecting the impact of continued high levels of capital investment.

Operating cash flow generated from continuing operations (excluding acquisitions, disposals and transaction costs) is expected to increase by around 20% compared to 2024/25 driven by increased underlying performance and lower timing under-recoveries, including non-recurrence of the 2024/25 significant ESO return of prior year over-recoveries.

Net debt is expected to increase by just over £6 billion (from £41.4 billion as at 31 March 2025), driven by our continued levels of significant investment in critical energy infrastructure, partially offset by operating cash inflows, with regulatory gearing expected to be in the low-mid 60% range. The forecast excludes the expected sale proceeds from the National Grid Renewables and Grain LNG disposals.

Weighted average number of shares (WAV) is expected to be approximately 4,925 million in 2025/26.

Financial review
In managing the business, we focus on various non-IFRS alternative performance measures (APMs) and regulatory performance measures (RPMs) which provide meaningful comparisons of performance between years, monitor the strength of the Group's balance sheet and ensure profitability reflects the Group's regulatory economic arrangements. Such APMs and RPMs are supplementary to, and should not be regarded as a substitute for, IFRS measures, which we refer to as statutory results. We explain the basis of these measures and, where practicable, reconcile to statutory results on pages 73 to 89. Adjusted results exclude exceptional items and remeasurements whereas underlying results exclude (i) revenue timing differences arising from our regulatory contracts; (ii) major storm costs recoverable in future periods, where above $100 million (in aggregate, net of in-year allowances and deductibles) in the year; and (iii) impact of deferred tax on our UK regulated businesses' underlying results (NGET and NGED); none of which give rise to economic gains/losses.

Performance for the year ended 31 March

Financial summary for continuing operations

(£ million)	2024/25	2023/24	change %
Accounting profit
Gross revenue	18,378	19,850	(7%)
Other operating income	-	12	(100%)
Operating costs	(13,444)	(15,387)	13%
Statutory operating profit	4,934	4,475	10%
Net finance costs	(1,357)	(1,464)	7%
Share of joint ventures and associates	73	37	97%
Tax	(821)	(831)	1%
Non-controlling interest	(3)	(1)	(200%)
Statutory IFRS earnings (note 7)	2,826	2,216	28%
Exceptional items and remeasurements	(171)	1,036	n/m
Tax on exceptional items and remeasurements	(40)	(152)	74%
Adjusted earnings	2,615	3,100	(16%)
Timing and major storm costs1	592	(689)	n/m
Tax on timing and major storm costs1	(156)	166	n/m
Deferred tax on underlying profits in NGET and NGED1	401	302	33%
Underlying earnings1	3,452	2,879	20%

Statutory EPS - (pence) (note 7)2	60.0p	55.5p	8%
Adjusted EPS - (pence) (note 7)2	55.6p	77.7p	(28%)
Underlying EPS1,2	73.3p	72.1p	2%
Dividend per share 'rebased'1,3	46.72p	45.26p	3%
Dividend cover - underlying1	1.6x	1.2x	27%

Capital investment and asset growth
Capital investment	9,847	8,235	20%
Regulated asset growth1	10.5%	9.1%	140bps
Asset growth1	9.0%	9.7%	-70bps

Balance sheet strength
RCF/adjusted net debt (Moody's)1	9.8%	9.2%	60bps
Net debt (note 29 to the financial statements)	41,371	43,607	(5%)
Add: held for sale net debt	(55)	(23)	n/m
Net debt (including held for sale)1	41,316	43,584	(5%)
Group regulatory gearing1	61%	69%	-800bps

1.  Non-GAAP alternative performance measures (APMs) and/or regulatory performance measures (RPMs). For further details see pages 73 to 89.
2.  Comparative amounts have been restated to reflect the impact of the bonus element of the Rights Issue.
3.  Dividend per share (rebased) calculated by dividing the total dividend paid by to the total number of shares in issue following the Rights Issue. The actual dividend per share paid to shareholders in respect of 2023/24 profits was 58.52 pence per share (interim 19.40p and final 39.12p).

Statutory IFRS earnings were £2,826 million in 2024/25, £610 million (28%) higher than the prior year. Statutory earnings benefited from pre-tax net exceptional credits of £42 million and pre-tax remeasurement gains of £129 million (2024: pre-tax net exceptional charges of £1,011 million and pre-tax remeasurement losses of £25 million). For details on exceptional items refer to note 4. Timing swings were £1,420 million adverse year-on-year, with a £505 million net under-recovery in 2024/25 (2024: £915 million net over-recovery), partly offset by £139 million lower major storms. These factors, the net impact of tax on these items and an improvement in underlying business performance meant that statutory EPS for continuing operations of 60.0p was 4.5p higher than the prior year.

Our 'adjusted' results exclude the impacts from exceptional items and remeasurements as explained on page 75. In 2024/25, adjusted earnings from continuing operations were £2,615 million, down £485 million (16%) from the prior year. Adjusted earnings in 2024/25 included a timing net under-recovery after tax of £372 million (2024: £688 million net over-recovery) and major storm costs (after tax) which are excluded from underlying results, of £64 million (2024: £165 million). As a result, adjusted operating profit of £4,765 million was down £697 million (2024: £5,462 million). Adjusted net finance costs of £1,361 million were £118 million lower, benefiting from the Rights Issue proceeds received in June 2024. Share of profits from joint ventures and associates of £75 million were down £26 million due to higher interconnector profits in the prior year. Adjusted tax of £861 million was £122 million lower, driven by lower profits, including in our UK Electricity System Operator business.

As explained above, our 'underlying' results exclude the total impact of exceptional items, remeasurements, timing, major storm costs and deferred tax in UK regulated businesses (NGET and NGED). A reconciliation between these alternative performance measures and our statutory performance is detailed on page 76.

Underlying operating profit was up 12% driven by improved performance in: New York (KEDNY and KEDLI and NIMO rate increases and lower environmental costs), New England (higher rates and capital tracker revenues) along with higher allowed revenues in UK Electricity Transmission and UK Electricity Distribution. National Grid Ventures was down from 2023/24, driven by lower revenues on our legacy interconnector fleet, partly offset by a full year of our new Viking interconnector. Other activities were lower principally as a result of fair value movements in NG Partners. Our joint ventures and associates' contribution reduced primarily due to lower auction revenues in BritNed compared with 2023/24. Regulated controllable costs were only 1% higher, with inflation and workload increases being mostly offset by efficiency savings. Depreciation and amortisation were higher than the prior year due to our growing asset base. Net financing costs were lower, benefiting from the Rights Issue proceeds in June 2024. Other interest was favourable year on year driven by higher capitalised interest. Underlying profit after tax increased by 20% and resulted in a 2% increase in underlying EPS to 73.3p.

Capital investment of £9,847 million was £1,612 million (20%) higher than 2023/24, driven by increased ASTI and customer connections investment in UK Electricity Transmission, increased capital expenditure in New York, New England and UK Electricity Distribution, partly offset by lower investment in National Grid Ventures. Higher capital investment is partly offset by reduced year-on-year RAV indexation from lower inflation resulting in asset growth of 9.0% (2024: 9.7%).

Reconciliation of different measures of profitability and earnings

In calculating adjusted profit measures, where we consider it is in the interests of users of the financial statements to do so we exclude certain discrete items of income or expense that we consider to be exceptional in nature. The table below reconciles our statutory profit measures for continuing operations, at actual exchange rates, to adjusted and underlying versions. Further information on exceptional items and remeasurements is provided in notes 2, 4 and 5.

Reconciliation of profit and earnings from continuing operations

	Operating profit		Profit after tax		Earnings per share (pence)1
(£ million)	2025	2024	2025	2024	2025	2024
Statutory results	4,934	4,475	2,829	2,217	60.0	55.5
Exceptional items	(42)	1,011	(118)	852	(2.4)	21.4
Remeasurements	(127)	(24)	(93)	32	(2.0)	0.8
Adjusted results	4,765	5,462	2,618	3,101	55.6	77.7
Timing	505	(915)	372	(688)	7.9	(18.2)
Major storm costs	87	226	64	165	1.3	4.4
Deferred tax on underlying results in NGET and NGED	-	-	401	302	8.5	8.2
Underlying results	5,357	4,773	3,455	2,880	73.3	72.1

1.  Comparative amounts have been restated to reflect the impact of the bonus element of the Rights Issue.

Discontinued operations

On 26 September 2024, we completed the sale of our residual 20% interest in National Gas Transmission for proceeds of £686 million, resulting in a gain on disposal after transaction costs of £25 million. The Group has not applied equity accounting in relation to this asset held for sale since 31 January 2023 (the date of sale of our 60% interest) resulting in no profits being recognised from that date onwards.

Timing over/(under)-recoveries

In calculating underlying profit, we exclude regulatory revenue timing over- and under-recoveries, major storm costs (defined below) and deferred tax on underlying results of our UK regulated business (NGET and NGED), also defined below. Under the Group's regulatory frameworks, most of the revenues we are allowed to collect each year are governed by regulatory price controls in the UK and rate plans in the US. If more than this allowed level of revenue is collected, an adjustment will be made to future prices to reflect this over-recovery; likewise, if less than this level of revenue is collected, an adjustment will be made to future prices in respect of the under-recovery. These variances between allowed and collected revenues and timing of revenue collections for pass-through costs give rise to 'timing' over- and under-recoveries.

The following table summarises management's estimates of such amounts for the two years ended 31 March 2025 and 31 March 2024 for continuing operations. All amounts are shown on a pre-tax basis and, where appropriate, opening balances are restated for exchange adjustments and to correspond with subsequent regulatory filings and calculations, and are translated at the 2024/25 average exchange rate of $1.266:£1.

Timing over/(under)-recoveries
(£ million)	2025	20241
Balance at start of year (restated)	1,029	39
UK Electricity Transmission	(151)	363
UK Electricity Distribution	407	(159)
UK Electricity System Operator	(479)	800
New England	61	(69)
New York	(343)	(20)
In-year (under)/over-recovery - continuing operations	(505)	915
Disposal of UK Electricity System Operator	(462)	-
Balance at end of year	62	954

1.  March 2024 balances restated to correspond with 2023/24 regulatory filings and calculations.

In 2024/25, we experienced timing under-recoveries of £151 million in UK Electricity Transmission, over-recoveries of £407 million in UK Electricity Distribution and the return of prior period over-recoveries of £479 million in UK Electricity System Operator (up to 1 October 2024, the disposal date of that business). During 2023/24, BSUoS collected revenues in UK Electricity System Operator were significantly more than system balancing costs, resulting in a £800 million over-recovery in that year. In our US regulated businesses we experienced over-recoveries of £61 million in New England, and under-recoveries of £343 million in New York. In calculating the post-tax effect of these timing recoveries, we impute a tax rate based on the regional marginal tax rates, consistent with the relative mix of UK and US balances.

Major storm costs

We exclude the impact of major storm costs in the US where the aggregate amount is sufficiently material in any given year. Such costs (net of in-year allowances and deductibles) are recoverable under our rate plans but are expensed as incurred under IFRS. Accordingly, where the aggregate total US major storm costs incurred (net of in-year allowances and deductibles) exceeds $100 million in any given year, we exclude the net costs from underlying earnings. In 2024/25, we incurred deferrable storm costs, which are eligible for future recovery of $110 million (2024: $285 million).

Deferred tax in UK regulated businesses

We exclude deferred tax in our UK regulated businesses (NGET and NGED) in our underlying earnings measure. Tax is generally considered to be a pass-through cost by our UK regulator, with revenue tax allowances linked to the level of cash tax expected to be paid in the year. In 2024/25, we excluded £401 million (2024: £302 million) of deferred tax charges from our underlying results.

Segmental income statement

	Statutory results			Underlying results
(£ million)	2025	2024	change %	2025	2024	change %
UK Electricity Transmission	1,277	1,674	(24)	1,428	1,314	9
UK Electricity Distribution	1,598	975	64	1,203	1,152	4
UK Electricity System Operator	(213)	382	(156)	115	80	44
New England	1,008	641	57	924	802	15
New York	1,269	362	250	1,450	1,016	43
National Grid Ventures	5	558	(99)	380	469	(19)
Other activities	(10)	(117)	(92)	(143)	(60)	138
Total operating profit - continuing	4,934	4,475	10	5,357	4,773	12
Net finance costs	(1,357)	(1,464)	(7)	(1,361)	(1,479)	(8)
Share of post-tax results of joint ventures and associates	73	37	97	75	101	(26)
Profit before tax - continuing	3,650	3,048	20	4,071	3,395	20
Tax - continuing	(821)	(831)	(1)	(616)	(515)	20
Profit after tax - continuing	2,829	2,217	28	3,455	2,880	20
EPS (pence) - continuing	60.0	55.5	8	73.3	72.1	2

Statutory operating profit increased in the year, primarily as a result of the non-recurrence of exceptional net charges of £1,011 million in 2023/24 compared with exceptional net gains of £42 million in 2024/25. For details on exceptional items refer to note 4. This was partly offset by £1,420 million adverse year-on-year movements in timing net over-recoveries, £154 million favourable year-on-year movements in commodity derivative remeasurements, improved underlying performance in UK Electricity Transmission, New York and New England, partially offset by a shorter period of ownership of UK Electricity System Operator, along with lower profits in National Grid Ventures and 'Other activities' than 2023/24.

Underlying operating profit increased by £584 million (12%). Major storm costs (net of in-year allowances) were $110 million (£87 million) in 2024/25 and above our $100 million threshold to be excluded from our underlying results, however these were £139 million lower than the equivalent amount excluded in the prior year. The reasons for the movements in underlying operating profit are described in the Business Review.

Financing costs, share of post-tax joint ventures and associates and taxation - continuing

Net finance costs

Statutory net finance costs of £1,357 million were down from £1,464 million in 2023/24 and included derivative remeasurement gains of £4 million (2024: £15 million gains). Underlying net finance costs for the year were 8% lower than last year at £1,361 million. The Rights Issue raised net proceeds of £6.8 billion in June 2024, resulting in lower average net debt than the prior year. The beneficial impact of this was partly offset by outflows for higher levels of capital investment and higher interest rates on new borrowings resulting in a net £80 million reduction in net debt related finance costs. Other interest was favourable year on year reflecting higher capitalised interest partly offset by higher discount unwind on provisions. The effective interest rate for continuing operations of 4.1% is 10bps lower than the prior year rate.

Joint ventures and associates

The Group's share of net profits from joint ventures and associates on a statutory basis increased to £73 million (2024: £37 million). This was net of derivative remeasurement losses of £2 million (2024: £64 million) in our NG Renewables joint venture. This investment was reclassified to held for sale on 30 September 2024, with no profits being recognised from that date onwards. On an adjusted basis, the share of net profits from joint ventures and associates decreased by £26 million compared with 2023/24, mostly reflecting lower BritNed revenues driven by lower auction prices.

Tax

The statutory tax charge for continuing operations was £821 million (2024: £831 million) including the impact of tax on exceptional items and remeasurements of £40 million credit (2024: £152 million credit). The adjusted tax charge for continuing operations was £861 million (2024: £983 million), resulting in an adjusted effective tax rate for continuing operations (excluding profits from joint ventures and associates) of 25.3% (2024: 24.7%).

The underlying tax charge for the year (a non-GAAP measure) was £616 million (2024: £515 million).

The underlying effective tax rate (excluding joint ventures and associates) of 15.4% was 20bps lower than last year (2024: 15.6%). This is mainly due to increased investment in NGET leading to a lower underlying tax charge, partly offset by the change in geographic profit mix.

Cash flow, net debt and funding

Net debt is the aggregate of cash and cash equivalents, borrowings, current financial and other investments and derivatives (excluding commodity contract derivatives) as disclosed in note 11 to the financial statements. 'Adjusted net debt' used for the RCF/adjusted net debt calculation is principally adjusted for pension deficits and hybrid debt instruments. For a full reconciliation see page 81. The following table summarises the Group's cash flow for the year, reconciling this to the change in net debt.

Summary cash flow statement
(£ million)	2025	2024	change %
Cash generated from continuing operations	6,991	7,281	(4)
Purchase of intangibles, PP&E, investments in JVs and acquisition of financial investments (net of disposals)1	(9,713)	(7,588)	(28)
Dividends from JVs and associates	126	176	(28)
Business net cash outflow from continuing operations	(2,596)	(131)	n/m
Net interest paid	(1,588)	(1,479)	(7)
Net tax paid	(183)	(342)	46
Cash dividends paid	(1,529)	(1,718)	11
Other cash movements	11	16	(31)
Net cash outflow (continuing)	(5,885)	(3,654)	(61)
Disposals of subsidiaries and associates2	1,263	681	85
Discontinued operations	22	102	(78)
Rights Issue (net of costs)	6,839	-	n/m
Other, including net financing raised/(repaid) in year	(1,474)	3,298	n/m
Increase/(decrease) in cash and cash equivalents	765	427	79

Reconciliation to movement in net debt
Increase/(decrease) in cash and cash equivalents	765	427	79
Less: other net cash flows from investing and financing transactions	1,474	(3,298)	n/m
Net debt reclassified to held for sale	(55)	(23)	n/m
Impact of foreign exchange movements on opening net debt	528	466	13
Other non-cash movements	(476)	(206)	n/m
(Increase)/decrease in net debt	2,236	(2,634)	n/m
Net debt at start of year	(43,607)	(40,973)	(6)
Net debt at end of year	(41,371)	(43,607)	5

1.  Net of disposals and also net of £143 million exceptional insurance recoveries in 2023/24.

2.  Cash proceeds of £577 million for ESO (which is net of the balance of cash and cash equivalents disposed) and £686 million (2024: £681 million) for our 20% remaining interest in National Gas Transmission. The total consideration received for the disposal of ESO was £673 million.

Cash flow generated from continuing operations was £7.0 billion, £0.3 billion lower than last year, mainly due to adverse timing movements (primarily in UK Electricity System Operator related to the return of BSUoS revenue over-recoveries which occurred in 2023/24). This impact was substantially offset by higher revenues in our retained regulated businesses compared with 2023/24, along with lower provisions and exceptional outflows. Cash expended on investment activities increased as a result of continued growth in our regulated businesses including a significant step-up of cash capital investment in UK Electricity Transmission which was £1.0 billion higher than the prior year, along with higher investment in New York, New England and UK Electricity Distribution. The £9.7 billion outflow in 2024/25 includes ongoing cash investment in Grain LNG, UK Electricity System Operator and National Grid Renewables, subsequent to these businesses being reclassified as held for sale. The prior year £7.6 billion outflow is net of insurance recoveries related to the rebuild of the IFA1 interconnector in the UK.

Net interest paid increased mainly as a result of the timing of cash interest payments (accrued interest movements), partly offset by a lower average level of net debt which benefited from a net £6.8 billion inflow from the Rights Issue proceeds (net of transaction costs). The Group made net tax payments of £183 million (2024: £342 million) for continuing operations during 2024/25. This decrease mainly related to lower taxable profits driven by over-recovered revenues in the prior year in the UK Electricity System Operator business.

The lower cash dividend reflected the higher weighted average scrip uptake of 31% in the current year (2024: 18%), partly offset by the annual inflationary increase on a dividend per share basis (after rebasing for the impact of the Rights Issue).

In 2024/25, we completed the sale of our UK Electricity System Operator business to the UK Government for proceeds of £673 million (including £45 million from completion adjustments received after 31 March 2025). We also sold our final 20% interest in National Gas Transmission for proceeds of £686 million. In 2023/24 we reduced our interest in National Gas Transmission from 40% to 20% interest for proceeds of £681 million and received a dividend payment of £102 million in discontinued operations.

The Board has considered the Group's ability to finance normal operations as well as funding a significant capital programme. This includes stress testing of the Group's finances under a 'reasonable worst-case' scenario, assessing the timing of the sale of businesses held for sale and the further levers at the Board's discretion to ensure our businesses are adequately financed. As a result, the Board has concluded that the Group will have adequate resources to do so.

Financial strength

Our overall Group credit rating remains at a strong investment grade level, BBB+/Baa1 with stable outlook

During the year we raised net £6.8 billion (net of transaction costs) of equity financing by means of a Rights Issue. This helped reduce overall Group regulatory gearing and will help finance capital investment across the Group during future years. In addition, we also raised £3.2 billion of new long-term senior debt to refinance maturing debt and to fund a portion of our significant capital programme.

As at 14 May 2025, we have £7.8 billion of undrawn committed facilities available for general corporate purposes, all of which have expiry dates beyond May 2026. National Grid's balance sheet remains robust, with strong overall investment grade ratings from Moody's, Standard & Poor's (S&P) and Fitch.

Regulatory gearing, measured as net debt as a proportion of total regulatory asset value and other business invested capital, reduced in the year to 61% as at 31 March 2025. This was lower than the previous year end level of 69%, with the primary benefit coming from the Rights Issue, along with benefits from £0.7 billion proceeds from the sale of our final 20% stake in National Gas Transmission and £0.6 billion proceeds from the disposal of our UK Electricity System Operator business. Taking into account the benefit of our hybrid debt, adjusted gearing as at 31 March 2025 was 60% (2024: 67%).

Retained cash flow as a proportion of adjusted net debt was 9.8%. We remain committed to maintaining the current strong overall investment grade credit rating for the Group. National Grid currently has strong investment grade credit ratings across almost all of its major operating companies, as well as senior unsecured debt ratings at the holding company, National Grid plc, at Baa2/BBB/BBB from Moody's, S&P and Fitch respectively. We consider these ratings optimise our cost of capital and deliver appropriate access to capital markets. We expect to maintain credit metrics above our thresholds for our current group credit ratings through to at least the end of the RIIO-T3 price control period, with thresholds of 10% for S&P's FFO/adjusted net debt, and 7% for Moody's RCF/adjusted net debt.

Dividend increase of 3.21% compared to 'rebased' dividend per share for 2024/25

The Board has recommended a final dividend to 30.88p per ordinary share ($2.0545 per American Depository Share), which will be paid on 17 July 2025 to shareholders on the register of members as at 30 May 2025. If approved, this will bring the full-year dividend to 46.72p per ordinary share, representing an increase of 3.21% to the 45.26p 'rebased' dividend per share (as explained below) for 2023/24. This is in line with the increase in average UK CPIH inflation for the year ended 31 March 2025 as set out in our dividend policy.

As part of the Rights Issue, the Board announced that the overall cash dividend level would be maintained, with the additional shares from the Rights Issue resulting in a reduction to calculated dividend per share. The total dividend to shareholders (cash plus scrip) in respect of the financial year to 31 March 2024 was £2,167 million (58.52p per share). This total dividend of £2,167 million spread across a higher number of shares adjusted for the Rights Issue equated to a 'rebased' dividend per share in respect of 2023/24 of 45.26p (see calculation on page 89).

The Board aims to grow annual dividend per share (DPS) in line with UK CPIH, thus maintaining the DPS in real terms. The Board will review this policy regularly, taking into account a range of factors including expected business performance and regulatory developments.

At 31 March 2025, National Grid plc had £18.0 billion of distributable reserves, which is sufficient to cover more than five years of forecast Group dividends. If approved, the final dividend will absorb approximately £1,512 million of shareholders' funds. The 2024/25 full dividend is covered approximately 1.6x by underlying earnings.

The Directors consider the Group's capital structure at least twice a year when proposing an interim and final dividend and aim to maintain distributable reserves that provide adequate cover for dividend payments.

A scrip dividend alternative will again be offered in respect of the 2024/25 final dividend.

Capital investment and asset growth

A balanced portfolio to deliver asset and dividend growth

National Grid seeks to create value for shareholders through developing a balanced portfolio of businesses that offer an attractive combination of asset growth and cash returns.

Strong organic growth driven by critical investment

In 2024/25, we achieved asset growth of 9.0% driven by our capital investment programme alongside RAV indexation. This investment continued our focus on building and maintaining world-class networks that are safe, reliable, resilient and ready for the future. It is specifically focused on our regulated businesses, with the objective of upgrading and modernising ageing infrastructure, in both the UK and US, to meet the changing needs of customers and to drive the decarbonisation of energy supply.

In 2025/26, we expect Group capital investment to be around £11 billion for continuing operations.

We are confident that this high-quality growth will continue to generate attractive returns for shareholders and add to our long-term investment proposition of sustainable asset and income growth.

£9.8 billion of capital investment for continuing operations in 2024/25, 20% higher at actual exchanges rates (20% higher at constant currency)

We continued to make significant investments in critical energy infrastructure during 2024/25. Total capital investment for continuing operations across the Group was £9,847 million, an increase of £1,612 million, 20% compared to the prior year.

Capital investment
Year ended 31 March (£ million)	At actual exchange rates			At constant currency
	2025	2024	% change	2025	2024	% change
UK Electricity Transmission	2,999	1,912	57%	2,999	1,912	57%
UK Electricity Distribution	1,426	1,247	14%	1,426	1,247	14%
UK Electricity System Operator	-	85	(100%)	-	85	(100%)
New England	1,751	1,673	5%	1,751	1,668	5%
New York	3,289	2,654	24%	3,289	2,645	24%
National Grid Ventures	378	662	(43%)	378	661	(43%)
Other¹	4	2	100%	4	2	100%
Total capital investment - continuing	9,847	8,235	20%	9,847	8,220	20%

Capital investment represents additions to property, plant and equipment, prepayments to suppliers to secure production capacity in relation to our capital projects, non-current intangibles and additional equity investments in joint ventures and associates. Capital investments exclude additions for assets or businesses from the point they are classified as held for sale.

UK Electricity Transmission investment increased by £1,087 million compared with 2023/24 due to increased expenditure on ASTI projects (including EGL1, EGL2, Yorkshire GREEN and North London reinforcement projects) and additional spend in customer connections, increased overhead line work, asset operations investment and IT-related capital projects.

UK Electricity Distribution increased by £179 million primarily due to additional asset replacement and refurbishment, growth in connections and higher reinforcement works.

New England, capital investment increased by £78 million primarily due to higher electric capital investment driven by asset conditioning and Advanced Metering Infrastructure (AMI) spend.

New York, capital investment was £635 million higher primarily due to a step up in gas capital investment in KEDNY and KEDLI following increases approved in the rate case (mains replacement and other mandated works) and along with higher electric investment in NIMO driven by the Climate Leadership and Community Protection Act programme spend, in addition to higher AMI investment.

Capital investment in National Grid Ventures was £284 million lower after completing the build of Viking Link in 2023/24 and with lower contributions from NG Renewables and Grain LNG (spend post reclassification to 'held for sale' is not included within capital investment).

Achieved asset growth of 9.0% and regulated asset growth of 10.5%

During 2024/25, UK RAV increased by 9.8% (2024: 7.3%) including the impact of CPIH inflation on RAV indexation, partly offset by RAV depreciation. The US rate base grew strongly by 11.5% during the year (2024: 11.5%). This resulted in an overall 'regulated asset growth' (i.e. UK RAV and US rate base) of 10.5% (2024: 9.1%). This is partly offset by 2.1% negative asset growth in NGV and Other primarily as a result of recognising an impairment of our Community Offshore Wind investment.

For 2024/25, asset growth and regulated asset growth are calculated excluding the reduction in RAV as a result of the sale of the UK Electricity System Operator business, based on an estimated RAV value as at 1 October 2024 (the date of disposal).

For detailed calculations of asset growth and regulated asset growth see page 88. Policy developments

Assets
Year ended 31 March (£ million at constant currency)	2025	Sale of ESO	2024	increase	% change
UK RAV	32,805	(469)	30,310	2,964	9.8%
US rate base	27,345	-	24,527	2,818	11.5%
Total RAV and rate base ('regulated asset growth')	60,150	(469)	54,837	5,782	10.5%
NGV and Other businesses	7,352	-	7,509	(157)	(2.1%)
Total assets ('asset growth')	67,502	(469)	62,346	5,625	9.0%

Business review
In addition to IFRS based profit measures, National Grid calculates a number of additional regulatory performance metrics to aid understanding of the performance of the regulated businesses. These metrics aim to reflect the impact of performance in the current year on future regulatory revenue allowances. This includes the creation of future regulatory revenue adjustment balances and the impact of current year performance on the regulated asset base. These metrics also seek to remove the impacts on current year revenues relating to 'catch up' or 'sharing' of elements of prior year performance, for example the sharing of prior year efficiencies with customers.

These metrics include Return on Equity, Regulated Financial Performance and Regulated Asset Value or Regulated Rate Base. Further detail on these is provided on pages 82 to 88.

Year ended 31 March %	Regulatory Debt: Equity assumption	Achieved Return on Equity		Base or Allowed Return on Equity
		2025	2024	2025	2024
UK Electricity Transmission	55/45	8.3	8.0	7.3	7.0
UK Electricity Distribution	60/40	7.9	8.5	7.7	7.4
New England	Avg. 45/55	9.1	9.2	9.9	9.9
New York	Avg. 52/48	8.7	8.5	9.2	8.9
Group Return on Equity1		9.0	10.5	n/a	n/a

As at 31 March (£ million, at constant currency)	RAV, Rate Base or other business assets		Total regulated and other balances2
	2025	2024	2025	2024
UK Electricity Transmission	20,570	18,388	20,290	17,886
UK Electricity Distribution	12,235	11,497	11,954	11,633
UK Electricity System Operator	-	425	-	(466)
New England	9,422	8,512	11,329	10,325
New York	17,923	16,015	19,752	17,029
Total regulated	60,150	54,837	63,325	56,407
NGV and Other balances	7,352	7,509	5,942	6,533
Group regulated and other balances	67,502	62,346	69,267	62,940

1.  Our calculation methodology for Group RoE changed in 2024/25. Comparative amounts have been restated accordingly. See page 86 for details,
2.  March 2024 balances restated for opening balance adjustments to correspond with 2023/24 regulatory filings and calculations.

UK Electricity Transmission

Overview

The UK Electricity Transmission (UK ET) segment is a critical component of National Grid's operations, responsible for the high voltage electricity transmission network in England and Wales.

Financial performance

■     Statutory operating profit decreased to £1,277 million, down 24% from the prior year. This was primarily due to an adverse timing impact through the return of prior period balances, including lower recovery of inflation true-up, and a lower recovery on volumes, versus the prior year. Underlying operating profit reached £1,428 million, a 9% increase on the prior year, reflecting higher totex allowances and RAV indexation, partially offset by lower tax allowances than the prior year.

■     Achieved RoE for the year was 8.3% (including 100bps of totex outperformance), compared to 8.0% in the prior year. This was driven by improved performance on our capital programmes.

■     Capital investment reached £2,999 million across our UK ET network, up 57% from the prior year. This reflects the ramp up in the first wave of ASTI projects, further customer connections during the year, and early spend on future connections.

Operational performance

■     In 2024/25, we achieved a network reliability of 99.99983%. On 8 May 2025 the NESO issued its interim review report investigating the outage following the fire at our North Hyde electrical substation in March 2025. We welcome the report which establishes the timeline and sequence of events, and outlines further steps required ahead of the NESO delivering their final report, expected in June 2025.

■     On safety, our LTIFR in the year was 0.08, compared to 0.16 in the prior year. This is a notable improvement and follows a concerted effort in this area, including embedding minimum contractor training standards in contracts.

■     The first six Wave 1 ASTI projects are under construction, including EGL 1 and EGL 2 comprising 700 kilometres of HVDC subsea cables. We have now secured primary delivery partners for the remaining 11 Wave 2 ASTI projects, with construction to commence once public consultations have completed and consents granted. We also successfully energised the Hurst-Littlebrook circuit on the London Power Tunnels, the first of three circuits being delivered on this project.

■     During 2024/25 we completed works to facilitate 4.0 GW of transmission connections, 2.7 GW of which related to renewables. In total, 2.5 GW of customer projects connected to the transmission network within the year, of which 1.6 GW were renewables.

Regulatory highlights

■     In December, we submitted our business plan for the RIIO T3 price control period, which will run for five years from April 2026. The plan includes up to £35 billion of totex over the five years to March 2031, a 2.5 times increase from the previous control. Amongst other outcomes, it will enable us to nearly double the capacity of the current system to flow electricity, connect new demand customers with the capacity of one third of the current Great Britain peak demand and twice the amount of new generation capacity as in the previous price control, and support a 50% reduction in our scope 1 and 2 emissions from a 2018/19 baseline.

■     We were also pleased to see Ofgem's decision on the Advanced Procurement Mechanism. This will provide funding for transmission owners to secure supply chain capacity covering items, including switchgear and transformers, building on the approach Ofgem adopted under the ASTI regime. We plan to utilise the framework from the middle of this year.

Policy developments

■     During the year, we welcomed policy progress across a number of critical areas including publication of the UK Government's Clean Power Action Plan, which reaffirmed the need for our 17 ASTI projects to address current system constraints and enable the connection of Offshore Wind projects.

■     The publication of the Planning and Infrastructure Bill includes proposals that could both reduce the risk of delays and potentially accelerate energy infrastructure projects.

■     We were also pleased to see Ofgem's decision on connections reform published in April which embeds 'ready' and 'needed' criteria into the connections process. This will deliver a rationalised queue of projects aligned with the clean power plan, providing clarity on the specific locations where our connections spend will be deployed.

Operating profit in 2024/25

UK Electricity Transmission statutory operating profit was £397 million lower in the year. Timing under-recoveries were £151 million in 2024/25 compared with £363 million over-recoveries in 2023/24. This year-on-year swing is mainly the return of prior period balances (primarily tax allowances), a lower inflation true-up and a lower in-year recovery on volumes and pass-through costs than 2023/24. In the prior year, there were £2 million of exceptional costs related to our cost-efficiency programme and integration costs of £1 million.

UK Electricity Transmission underlying operating profit increased by 9%. Underlying net revenues were £168 million (9%) higher principally from higher totex allowances (including fast money on ASTI spend) and inflationary increases and the non-repeat of the beneficial tax allowance true-up in 2023/24.

Regulated controllable costs including pensions were £7 million (3%) higher from the impact of inflationary and workload increases mostly offset by efficiency savings. Other costs were higher, mainly relating to increased provision for project delivery risk and increased network innovation allowance costs.

The higher depreciation and amortisation principally reflects a higher asset base as a result of continued investment.

UK Electricity Transmission
(£ million)	2025	2024	% change
Revenue	2,619	2,735	(4)
Operating costs	(1,342)	(1,061)	26
Statutory operating profit	1,277	1,674	(24)
Exceptional items	-	3	(100)
Adjusted operating profit	1,277	1,677	(24)
Timing	151	(363)	n/m
Underlying operating profit	1,428	1,314	9

Underlying net revenue	2,315	2,147	8
Regulated controllable costs	(238)	(248)	(4)
Pensions	(55)	(38)	45
Other operating costs	(54)	(26)	108
Depreciation and amortisation	(540)	(521)	4
Underlying operating profit	1,428	1,314	9
Timing	(151)	363	n/m
Adjusted operating profit	1,277	1,677	(24)

Return on Equity

RoE for the year was 8.3%, up 30bps on the prior year. The RoE includes 100bps of totex outperformance, principally reflecting delivery of capital projects in RIIO-T2. The principal components of RoE are shown in the table below:

Year ended 31 March	2025	2024
Base return (including avg. 2% long-run inflation)1	7.3	7.0
Totex incentive mechanism2	1.1	1.1
Other revenue incentives	(0.1)	(0.1)
Return on Equity	8.3	8.0

1.  Assuming regulatory gearing at 55%.
2.  Excludes impact of exceptional restructuring costs (post sharing)

For Regulated Financial Performance, please refer to page 82.

Regulated Financial Position up 13%

In the year, RAV grew by 12% driven by increased investment and RAV indexation of 3.4% (2024: 3.8%).

	2025	2024
Opening Regulated Asset Value (RAV)1	18,388	17,150
Asset additions (slow money) - actual	2,586	1,660
Performance RAV or assets created	65	68
Inflation adjustment (actual CPIH)	646	658
Depreciation and amortisation	(1,115)	(1,074)
Closing RAV	20,570	18,462

Opening balance of other regulated assets and (liabilities)1	(536)	(159)
Movement	256	(363)
Closing balance	(280)	(522)

Closing Regulated Financial Position	20,290	17,940

1.  Opening RAV and other regulated balances are re-presented to reflect opening balance adjustments following the completion of the UK regulatory reporting pack process and also for the finalisation of calculated over/(under)-recoveries and the regulatory time value of money impact where appropriate.

UK Electricity Distribution

Overview

The UK Electricity Distribution (UK ED) segment is a key component of National Grid's UK operations, responsible for distribution networks in the South-West, South Wales, and the Midlands.

Financial performance

■     Statutory operating profit increased to £1,598 million, up 64% from the prior year. This was primarily due to favourable timing impact through a higher inflation true-up. Underlying operating profit was £1,203 million, a 4% increase on the prior year, primarily reflecting higher RAV indexation.

■     Achieved RoE for the year was 7.9% (compared to 8.5% in the prior year), outperforming our allowance by 20 basis points, which is lower than our aim to achieve 100-125 basis points of outperformance. This reflects the one-off impact from Storm Darragh and impacts from the ED2 Real Price Effects (RPE) mechanism, where lower than anticipated allowances due to reductions in commodity indices since the start of the RIIO-ED2 period have not tracked actual costs incurred.

■     Capital investment reached £1,426 million in our UK Electricity Distribution network, up 14% from the prior year. This increase was driven principally by planned increases in spend on asset health, network reinforcement and our connections workload (enabling a 59% increase in heat pump connections and a 70% increase in EV charging point connections in the year).

■     We have delivered £88 million of UK ED integration synergy totex benefits to date, keeping us on track to deliver our £100 million target over three years. These synergies have come through procurement strategy and management, reviewing how we run and operate the 48 sites shared by UK ET and UK ED, operational delivery, and aligning with wider Group functions (including IT, insurance and pensions).

Operational performance

■     In 2024/25, we achieved an excellent network reliability of 99.98294%, this despite eight named storms across the network compared to an average of five in a normal year. This included Storm Darragh which affected all our service territories in December. Whilst our teams responded quickly to each incident, the higher volume of storms meant we missed our customer minutes lost target this year.

■     Our LTIFR increased to 0.18 against the Group target of less than 0.10, but the proportion of severe specified injuries as defined by UK Health and Safety legislation (RIDDOR) has fallen.

■     We have also progressed our DSO capability on the development of flexibility markets, now operating the largest market across all DSOs with over 160,000 registered assets. This allows us to optimise network planning and operations avoiding over 200 GWh of renewable generation curtailment and lower costs for consumers.

■     During the year, we connected around 100,000 new low carbon technology connections, 208 large scale demand projects, and 595 MW of renewable generation connections.

■     We have supported vulnerable customers with over £22 million of benefits delivered in support of 21,000 fuel poverty customers, and maintained a high level of customer satisfaction with a score of 9/10.

Regulatory highlights

■     Following the publication of our first DSO report and panel assessment as part of the new DSO Incentive for RIIO-ED2, Ofgem announced that UK ED scored 8.24/10, the second highest score of all UK DNOs. This places UK ED in reward for the first year of the DSO Incentive.

■     In April 2025, we welcomed Ofgem's decision on the framework for the ED3 price control, which will run for five years from April 2028. Ofgem has been clear on the critical role electricity distribution networks, like UK ED, will play in achieving regional growth, resilient networks, and a clean power system. We agree with Ofgem that there is need for a longer-term, proactive approach to network planning whilst balancing resilience and capacity with affordability. We will continue to work closely with Ofgem and engage meaningfully with our customers and stakeholders as we develop our ED3 plan.

Policy developments

■     Our Connections team has been a leading voice in connections reform, forming strategic partnerships with customers, including Octopus Energy, GTC and RWE. We held our first ever 'Connections Hackathon' event (in partnership with Octopus Energy), to facilitate collaboration in the development of solutions to enhance the overall connections process. We championed the phrase "first ready, first needed, first connected" which has been adopted by NESO and now used widely in industry materials.

Operating profit in 2024/25

UK Electricity Distribution statutory operating profit was £623 million higher in the year, reflecting the impact of £566 million favourable year-on-year timing movements. Timing over-recoveries of £407 million in 2024/25 were mainly due to inflation true-ups and the recovery of prior period balances. This compares with a timing under-recovery of £159 million in the prior year.

In 2024/25 there were £12 million of exceptional costs related to our major transformation programme compared with £18 million of exceptional integration costs in 2023/24.

UK Electricity Distribution underlying operating profit increased by £51 million (4%). Underlying net revenues were £111 million higher than the prior year due to the impact of higher inflation and higher engineering recharges and incentive revenues.

Regulated controllable costs including pensions were £12 million (4%) higher than the prior year from the impact of workload increases, combined with investment in capability build and inflationary increases, partly offset by efficiencies achieved. Other costs were £22 million higher as a result of the disruption from Storm Darragh (categorised as a 1 in 20 years storm event) and increased engineering recharges.

Depreciation and amortisation increased compared with the prior year due to the increasing asset base.

UK Electricity Distribution
(£ million)	2025	2024	% change
Revenue	2,424	1,795	35
Operating costs	(826)	(820)	1
Statutory operating profit	1,598	975	64
Exceptional items	12	18	(33)
Adjusted operating profit	1,610	993	62
Timing	(407)	159	n/m
Underlying operating profit	1,203	1,152	4

Underlying net revenue	1,832	1,721	6
Regulated controllable costs	(281)	(270)	4
Pensions	(21)	(20)	5
Other operating costs	(78)	(56)	39
Depreciation and amortisation	(249)	(223)	12
Underlying operating profit	1,203	1,152	4
Timing	407	(159)	n/m
Adjusted operating profit	1,610	993	62

Return on Equity above base levels

In 2024/25, the second year of RIIO-ED2, RoE was 7.9%, including 20bps outperformance, mostly consisting of non-totex performance incentives, partly offset by the adverse impact of Storm Darragh and the impact of the RIIO-ED2 Real Price Effects (RPE) mechanism, where lower than anticipated allowances due to reductions in commodity indices have not tracked actual costs incurred.

We are working hard to mitigate this headwind and improve performance. We expect outperformance to improve towards 100bps over the remainder of RIIO-ED2.

The principal components of the performance are shown in the table below:

For the year ended 31 March	2025	2024
Base return (including avg. 2% long-run inflation)	7.7	7.4
Totex incentive mechanism	-	1.1
Other revenue incentives	0.2	-
Return on Equity	7.9	8.5

For Regulated Financial Performance, please refer to page 82.

Regulated Financial Position up 3%

In the year, RAV grew by 6% driven by ongoing investment coupled with RAV indexation of 3.4% (2024: 3.8%).

	2025	2024
Opening Regulated Asset Value (RAV)1	11,497	10,787
Asset additions (slow money) - actual	1,137	979
Performance RAV or assets created	(1)	51
Inflation adjustment (actual CPIH)	398	430
Depreciation and amortisation	(796)	(778)
Closing RAV	12,235	11,469

Opening balance of other regulated assets and (liabilities)1	136	(32)
Movement	(417)	174
Closing balance	(281)	142

Closing Regulated Financial Position	11,954	11,611

1.  Opening RAV and other regulated balances are re-presented to reflect opening balance adjustments following the completion of the UK regulatory reporting pack process and also for the finalisation of calculated over/(under)-recoveries and the regulatory time value of money impact where appropriate.

UK Electricity System Operator (ESO)

Overview

The UK Electricity System Operator (ESO) was responsible for system balancing across the electricity transmission network in Great Britain. The ESO was transferred out of National Grid on 1 October 2024 to the UK Government and became part of the newly created National Energy System Operator (NESO). The following results and commentary relate to the period of the financial year up to the date of transfer.

Financial performance

■     Operating profit: Statutory operating loss for the year was £213 million (2024: £382 million profit) principally as a result of the return of prior period timing over-recoveries related to BSUoS revenues. Underlying operating profit increased to £115 million (2024: £80 million) driven by cessation of depreciation following classification of this business as held for sale, partly offset by a shorter period of ownership in 2024/25.

Other key highlights

■    Capital investment: Capital investment has not been recognised in this business following reclassification to held for sale.

■    Regulatory developments: The ESO has continued to work at pace and cross-industry towards long-term reforms to the connections process, to unblock the queue and pave the way for investment, ensuring the grid is ready to help deliver the energy transition.

Operating profit in 2024/25

UK Electricity System Operator was purchased by the UK Government on 1 October 2024 and had been classified as 'held for sale' since October 2023. Based on the scale and pass-through nature of the UK Electricity System Operator, it was not considered to be a separate major line of business and hence, did not meet the definition of a discontinued operation under IFRS 5. The year-on-year performance is driven by two significant factors: (i) a net £800 million over-collection of revenues during 2023/24 (and the consequential partial return of these over-recovered balances during 2024/25); and (ii) a shorter ownership period, with only six months' contribution in 2024/25.

UK Electricity System Operator statutory operating profit decreased by £595 million in the year as a result of adverse year-on-year timing swings (net of provisions for regulatory liabilities recognised under IFRS). In 2023/24 a £498 million exceptional provision was made for the return of the estimated remaining balance of over-collected revenues at the expected date of disposal (at that time, expected to be June 2024). This provision was partially reversed in 2024/25 generating an exceptional credit of £151 million in the current year. Under IFRS a regulatory liability is not usually recognised on balance sheet for the return of such over-recoveries, however due to the intended disposal of this business during 2024/25, a liability was recognised given these amounts were expected to be settled through the planned sale process as opposed to reduced future revenues. The remaining £347 million exceptional provision at the disposal date was reflected in the reported gain on disposal of this business.

During 2024/25, UK Electricity System Operator had a timing under-recovery of £479 million arising from the return of prior period balances (2024: £800 million net over-recovery). The 2023/24 over-recovery was the result of higher revenues collected through the BSUoS fixed price charges compared with total system balancing costs incurred during that year. At the disposal date, the impact of the residual net over-recovered position was assessed when calculating the overall net disposal proceeds.

UK Electricity System Operator underlying operating profit increased by £35 million. Underlying net revenue was £92 million lower, partly offset by lower costs mainly driven by the shorter ownership period in 2024/25. Depreciation and amortisation was £61 million lower, representing depreciation being charged for only the first seven months of the prior year, prior to classification as 'held for sale'.

UK Electricity System Operator
(£ million)	2025	2024	% change
Revenue	1,029	3,788	(73)
Operating costs	(1,242)	(3,406)	(64)
Statutory operating profit	(213)	382	(156)
Exceptional items	(151)	498	n/m
Adjusted operating profit	(364)	880	(141)
Timing	479	(800)	(160)
Underlying operating profit	115	80	44

Underlying net revenue	291	383	(24)
Controllable costs	(159)	(212)	(25)
Post-retirement benefits	(10)	(21)	(52)
Other operating costs	(7)	(9)	(22)
Depreciation and amortisation	-	(61)	(100)
Underlying operating profit	115	80	44
Timing	(479)	800	(160)
Adjusted operating profit	(364)	880	(141)

New England

Overview

The New England segment is a key part of National Grid's US operations, responsible for electricity and gas distribution networks in Massachusetts. We also own and operate high voltage electric transmission lines across Massachusetts, New Hampshire and Vermont.

Financial performance

■     New England's statutory operating profit increased to £1,008 million, up 57% on the prior year, principally through timing from previously under recovered balances, lower major storm costs, and stronger underlying performance. Underlying operating profit increased to £924 million principally driven by refreshed rates from our MECO rate order, and higher capital tracker revenue from our leak-prone pipe replacement programme.

■     Achieved RoE for the year was 9.1%, compared to 9.2% in the prior year. Excluding 0.5% of non-recurring benefits reported last year, the increase was driven principally by six months of the new rate agreement in our MECO business.

■    Capital investment grew by 5% to £1,751 million at constant currency. This increase was principally driven by increases in asset condition spend in electric distribution, the roll-out of Advanced Metering Infrastructure (AMI), investments in grid modernisation, and installation of EV charging points.

Operational performance

■     In 2024/25, we achieved electric distribution network reliability of 99.97724% and an electric transmission reliability of 99.98544%. In our Massachusetts Gas business, we achieved a 99.27% response time to leaks within 60 minutes and replaced a further 134 miles of leak-prone pipe (LPP).

■     On safety, we recorded a LTIFR of 0.08 for New England in 2024/25, in line with the prior year.

■     We saw 25 recognised storms across our networks, with 5 qualifying for recovery through the Storm Fund, during the year. Our New England Emergency Response Organization was activated for 15 of these events, mobilising external resources to complement our internal workforce responding to storms. This included an ice storm in February that impacted more than 67,000 customers and resulted in 594 outages. We also continued to expand our Fault Location, Isolation and Service Restoration (FLISR) capability that allows electricity to be re-routed to disconnected networks and improve reliability. During the year, New England had 61 successful FLISR operations, which restored power to more than 77,000 customers within one minute, avoiding longer outages.

■    We connected 197 MW of distributed energy resources in 2024/25. In October, we made our 'Mass Save' energy efficiency filing (with other utilities), a three-year plan outlining energy efficiency, heat electrification and demand response programmes across our gas and electric customer bases between 2025 and 2027.

■     In the face of affordability challenges, we have continued to support our customers through assistance funding and bill relief, enrolling more customers in the discount rate and implementing the new multi-level tier low and moderate discount rate over the Spring and Summer. We also helped customers by reducing gas bills by 10% in March and April, which will instead be recovered in the summer period to help smooth bills.

Regulatory highlights

■     We received a new rate order for MECO in October, with rates set for a 5-year period, an allowed RoE of 9.35% a new mechanism that enables timely recovery of growing capital investment needs up to a cap, and an increase in storm cost recovery of around $60 million per annum.

■     The DPU issued a decision on our Electric Sector Modernization Plan (ESMP) in August, approving the plan as a 'strategic roadmap' with minimal modifications. The ESMP outlines the critical investments of around $2 billion needed over five years in the local electric distribution system to meet Massachusetts' climate goals. The proceeding to determine cost recovery and metrics is expected to conclude by July 2025.

Policy developments

■     In November, Governor Healey approved legislation to reform the permitting process for utility infrastructure and clean energy projects. This new approach sets maximum timeframes for approvals, supporting the delivery of capital projects in the State.

■     In April 2025, we submitted our Climate Compliance Plan setting out the strategic roadmap required in our Massachusetts gas network to advance state decarbonisation goals, whilst maintaining safe, reliable and cost-effective service for our customers. The filing details our efforts to reduce greenhouse gas emissions from our existing gas distribution network.

Return on Equity

RoE decreased 10bps to 9.1%, principally due to the non-recurrence of 50bps of benefit in the prior year (related to the recovery of historical property tax), mostly offset by improvements from six months of higher revenues from the new rate agreement in our MECO business.

	Return on Equity				Rate Base ($m) as at 31 March
Regulated Entity	FY25	FY24	FY23	Allowed most recent (%)	2025	2024	% change
Massachusetts Gas	8.6	9.2	8.6	9.7	5,408	4,759	14
Massachusetts Electric	8.1	7.6	5.9	9.5	3,766	3,541	6
Total Massachusetts	8.4	8.6	7.4	9.6	9,174	8,300	11

New England Power	11.1	11.1	11.1	10.6	2,938	2,646	11
Canadian Interconnector & Other	11.1	11.1	11.1	11.1	58	48	21
Total FERC	11.1	11.1	11.1	10.6	2,996	2,694	11

Total New England	9.1	9.2	8.3	9.9	12,170	10,994	11

Regulated Financial Position

Overall, the New England rate base increased by $1.2 billion (11%) to $12.2 billion driven by continued investment into networks.

New England Regulated Assets
($ billion as at 31 March)	2025	2024	% change
Rate Base excluding working capital	11.9	10.7	11
Working capital in Rate Base	0.3	0.3	(3)
Total Rate Base	12.2	11.0	11
Regulated assets outside Rate Base excluding working capital	2.5	2.5	-
Working capital outside Rate Base	(0.1)	(0.2)	(71)
Total regulated assets outside Rate Base	2.4	2.3	6
Total New England Regulated Assets	14.6	13.3	10

£ billion as at 31 March	2025	2024	% change
Total New England Regulated Assets at actual currency	11.3	10.6	7
Total New England Regulated Assets at constant currency	11.3	10.3	10

Operating profit in 2024/25

New England
(£ million)	2025	2024	2024 at constant currency	% change at actual currency
Revenue	4,306	3,948	3,935	9
Operating costs	(3,298)	(3,307)	(3,295)	-
Statutory operating profit	1,008	641	640	57
Exceptional items	3	17	17	n/m
Remeasurements	(29)	(15)	(15)	n/m
Adjusted operating profit	982	643	642	53
Timing	(61)	69	69	n/m
Major storm costs	3	90	89	(97)
Underlying operating profit	924	802	800	15

Underlying net revenue	2,587	2,364	2,357	9
Regulated controllable costs	(706)	(701)	(699)	1
Post-retirement benefits	(21)	(7)	(6)	200
Bad debt expense	(62)	(79)	(79)	(22)
Other operating costs	(405)	(355)	(354)	14
Depreciation and amortisation	(469)	(420)	(419)	12
Underlying operating profit	924	802	800	15
Timing	61	(69)	(69)	n/m
Major storm costs	(3)	(90)	(89)	(97)
Adjusted operating profit	982	643	642	53

New England's statutory operating profit increased by £367 million, principally as a result of improved underlying operating profit and lower major storm costs, along with the impact of £130 million favourable year-on-year timing movements. Timing over-recoveries of £61 million in 2024/25 are mainly due to phasing of energy efficiency programme spend and the collection of previous under-recovery of commodity costs. This compares with a timing under-recovery of £69 million in the prior year. Exceptional items included £7 million of charges related to our major transformation programme and a £4 million gain related to environmental provision movements. In 2023/24, there were £11 million of exceptional items related to the disposal of the Narragansett Electric Company and £6 million related to our cost efficiency programme. Commodity remeasurements were £14 million favourable to the prior year.

New England's underlying operating profit increased by £122 million (15%) or £124 million (16%) on a constant currency basis. Underlying net revenue was £223 million higher driven by the benefits of rate case increases in Massachusetts Gas and Massachusetts Electric, higher capital tracker revenue and higher wholesale network revenues. New England controllable costs increased by £5 million as a result of additional workload and inflation, which were largely offset by efficiency savings. Bad debt expense decreased by £17 million as a result of higher accounts receivable cash recoveries. Depreciation and amortisation increased as a result of higher investment. Other costs (on an underlying basis) were higher due to higher investment-related expenses and higher property taxes, both driven by the growth in asset base.

New York

Overview

New York is a key part of National Grid's US operations, with electricity and gas distribution networks in upstate New York (Niagara Mohawk, NIMO), and gas distribution in Brooklyn and Long Island (KEDNY and KEDLI).

Financial performance

■   New York's statutory operating profit increased to £1,269 million, principally from year-on-year exceptional provision movements (£496 million charge in 2023/24 compared with a £142 million credit in 2024/25). Underlying operating profit increased to £1,450 million (up 43%) principally through refreshed rates from the first-full year of our updated KEDNY and KEDLI rate agreement.

■   Achieved RoE for the year was 8.7%, compared to 8.5% in the prior year, reflecting a strong performance in our downstate gas businesses, KEDNY and KEDLI, in the first year of the updated rate plan.

■   Capital investment in our networks continued during the year with capital spend increasing year-on-year by 24% to £3,289 million. This increase was principally through continued investment in leak-prone pipe replacement under our refreshed KEDNY and KEDLI rate plans, and our electric infrastructure where the focus has been on reinforcing our distribution and transmission networks.

Operational performance

■   In 2024/25, we achieved an excellent operational performance across our New York regulated business with an electric distribution network availability of 99.94077% and an electric transmission network availability of 99.84345%. We have now hit our key reliability targets continuously for 17 years in New York.

■   Across our New York business, we continued with gas safety and reliability investments including the replacement of a further 218 miles of leak-prone pipe.

■   On safety, we recorded a LTIFR of 0.11 in 2024/25, compared to 0.06 in the prior year.

■   Where our service territories were impacted by storm activity in 2024/25, we restored electricity to 95% of affected customers from the peak within 10 hours, an improvement on 2023/24 where the average time to reconnect 95% of customers was 12 hours. Around 1.4 million customers had interruptions from storms or severe weather in 2024/25.

■   We have continued to progress our Upstate Upgrade, a collection of more than 70 transmission enhancement projects through 2030, where we have awarded contracts for the whole of the first phase as well as engineering items in the second phase. The upgrade includes: Smart Path Connect - the rebuild and upgrade of approximately 55 miles of our Adirondack-Porter 230 kV transmission circuits to 345 kV in upstate New York; CLCPA Phase 1 - $800 million for distribution and local transmission upgrades; and CLCPA Phase 2 - $2.1 billion to expand transmission capacity and modernise the electric network.

Regulatory highlights

■   In August, the PSC adopted the terms of the Joint Proposal for KEDNY and KEDLI for a three-year rate plan with 9.35% allowed RoE and around $5 billion capital allowances to modernise infrastructure. The plan also helps customers manage their energy usage by providing approximately $75 million annually for energy efficiency.

■   In April, we reached a Joint Proposal on new rates for our NIMO business. This includes an improved return on equity of 9.5% that supports an increase in investment to upgrade our transmission network, storm hardening across the network, expansion of EV charging and leak-prone pipe replacement work, and early connections work for large industrial customers. It also includes provisions to mitigate bill impacts for customers including spreading the bill increases over the three years of the plan, and bill assistance programmes for low-income households.

Policy development

■   We await a draft of the updated State Energy Plan, New York's roadmap to building a clean, resilient, and affordable energy system. We expect public hearings on the plan, and an opportunity to engage, over the summer.

Return on Equity

During the year, we achieved an RoE of 8.7%, 20bps above the 8.5% delivered in 2023/24. This was principally driven by higher allowed returns in KEDNY and KEDLI reflected in the new rate case, partly offset by lower achieved returns in NIMO.
	Return on Equity				Rate Base ($m) as at 31 March
Regulated Entity	FY25	FY24	FY23	Allowed most recent (%)	2025	2024	% change
KEDNY	10.5	9.0	9.2	9.4	7,212	6,454	12
KEDLI	10.6	9.7	9.2	9.4	4,439	4,149	7
NMPC Gas	4.6	6.0	7.1	9.0	2,266	1,765	28
NMPC Electric	7.2	8.1	8.1	9.0	9,232	8,317	11
Total New York	8.7	8.5	8.6	9.2	23,149	20,685	12

Regulated Financial Position

Overall, the New York rate base increased by $2.4 billion (12%) to $23.1 billion driven by continued investment into networks.

New York Regulated Assets
($ billion as at 31 March)	2025	2024	% change
Rate Base excluding working capital	22.7	20.3	12
Working capital in Rate Base	0.4	0.4	11
Total Rate Base	23.1	20.7	12
Regulated assets outside Rate Base excluding working capital	2.2	1.7	29
Working capital outside Rate Base	0.2	(0.4)	n/m
Total regulated assets outside Rate Base	2.4	1.3	82
Total New York Regulated Assets	25.5	22.0	16

£ billion as at 31 March	2025	2024	% change
Total New York Regulated Assets at actual currency	19.8	17.4	13
Total New York Regulated Assets at constant currency	19.8	17.0	16

Operating profit in 2024/25

New York
(£ million)	2025	2024	2024 at constant currency	% change at actual currency
Revenue	6,689	6,094	6,076	10
Operating costs	(5,420)	(5,732)	(5,716)	(5)
Statutory operating profit	1,269	362	360	251
Exceptional items	(133)	506	505	n/m
Remeasurements	(113)	(8)	(8)	n/m
Adjusted operating profit	1,023	860	857	19
Timing	343	20	20	n/m
Major storm costs	84	136	136	(38)
Underlying operating profit	1,450	1,016	1,013	43

Underlying net revenue	4,545	4,057	4,044	12
Regulated controllable costs	(1,049)	(1,057)	(1,054)	(1)
Post-retirement benefits	(33)	(21)	(21)	1
Bad debt expense	(141)	(96)	(96)	47
Other operating costs	(1,141)	(1,209)	(1,204)	(6)
Depreciation and amortisation	(731)	(658)	(656)	11
Underlying operating profit	1,450	1,016	1,013	43
Timing	(343)	(20)	(20)	n/m
Major storm costs	(84)	(136)	(136)	(38)
Adjusted operating profit	1,023	860	857	19

New York statutory operating profit increased by £907 million, principally as a result of £434 million higher underlying operating profit, £52 million lower major storms costs, £105 million higher commodity remeasurements gains and £639 million lower exceptional charges. Exceptional items included £9 million of charges related to our major transformation programme and a £142 million credit related to environmental provision movements (2024: £496 million cost). In 2023/24 we incurred £10 million of exceptional charges as part of our cost efficiency programme. These factors were partly offset by timing under-recoveries of £343 million in 2024/25 compared with timing under-recoveries of £20 million in 2023/24. The change in timing was primarily driven by lower auction sale prices on transmission wheeling, the return of prior period transmission wheeling over-collections, greater commodity under-recovery due to weather-driven gas bill volumes and KEDNY and KEDLI rates levelisation relating to new rates in 2024/25. These were partly offset by an over-recovery of energy efficiency programme costs in 2024/25.

New York underlying operating profit increased by £434 million (43%), driven by higher net underlying revenues which increased by £488 million (12%) principally driven by increased rates in KEDNY and KEDLI under the new rate plan along with higher NIMO revenues related to a capex tracker for incremental investment. Regulated controllable costs were £8 million lower year-on-year, with increased workload and the impact of inflation being offset by efficiency savings. Bad debt expense increased by £45 million driven by increased receivables, in line with revenue increases. Depreciation and amortisation increased due to the growth in assets. Other costs (on an underlying basis) decreased due to lower environmental costs (net benefit in 2024/25 compared with net charge in 2023/24 related to inflation impacts across multiple sites), partially offset by higher property taxes, driven by increasing asset base.

National Grid Ventures (NGV)

Overview
NGV is focused on competitive markets and operates a broad mix of energy assets and businesses in the UK and US. Its portfolio includes electricity interconnectors, competitive transmission, wind and solar power generation, LNG storage and regasification, battery storage, and conventional generation. The businesses continued to perform well in 2024/25, with good operational availability.

Financial performance
■     NGV statutory operating profit decreased to £5 million versus the prior year, primarily due to exceptional charges in the current year compared with exceptional credits in 2023/24 (see note 4 for details). Underlying operating profit decreased to £380 million at constant currency. This was driven primarily by lower interconnector revenues as market spreads returned to more historically normal conditions. Underlying interconnector performance remained strong, delivering above regulated returns, with three of the interconnectors performing above the cap, generating additional returns for UK consumers.

■     Capital investment, which includes investment in joint ventures and associates was £378 million, £284 million lower than the prior year (£283 million lower at constant currency). This decrease followed completion of the Viking Link to Denmark. In addition, the investments made in our National Grid Renewables and Grain LNG businesses have been excluded from reported capital expenditure following the held for sale treatment of these business for accounting purposes from October this year.

Operational performance
During the year, we have seen good operational performance across the National Grid Ventures portfolio.

■     Interconnectors: We have seen good availability across our interconnector fleet, with Viking Link reaching 92% availability, a strong performance for a new asset. IFA2 experienced unplanned outages during the year which, together with outages at BritNed, contributed to an overall interconnector availability of 86% across the year. The continued strong performance of our interconnector portfolio enabled the return of a further £89 million to UK consumers this year, part of a total of £277 million returned to reduce customer bills in the last two years, with a further £149 million to be returned over the next two years resulting in a total benefit to customers of £426 million.

■     Offshore Hybrid Assets (OHAs): We continued to work on our LionLink project development with our partner TenneT, and in November 2024 the project was awarded regulatory approval to the OHA pilot scheme with Ofgem confirming benefits to UK consumers. We also continued the early development of the next generation of interconnectors, including work with Ofgem to establish the regulatory regime for OHAs which was approved by the regulator in April 2025.

■     Grain LNG: We have completed the preparation and launched the divestment process of the Grain LNG terminal. We expect to announce a transaction later this year. Operationally, we have continued to make good progress on the CAP 25 expansion project at Grain LNG. The project reached several important milestones, including a successful hydrotest of the new CAP 25 tank, for which commercial operations remain on track to commence in the second half of calendar year 2025.

■     National Grid Renewables: In February, we agreed the sale of the National Grid Renewables onshore business to Brookfield Asset Management for an enterprise value of $1.735 billion. Completion of the transaction is subject to certain consents and regulatory approvals. Subject to these clearances, we expect the transaction will complete in the first half of the financial year ending 31 March 2026. Operationally, we reached a Final Investment Decision (FID) on 772 MW of new projects. The total portfolio now stands at 2.7 GW, which includes 1.3 GW operational assets under offtake contract, 0.3 GW uncontracted, and 1.1 GW under construction.

■     Community Offshore Wind: Given current market conditions and increased uncertainty on the development timeline of Community Offshore Wind, during the year in coordination with our joint venture partner, we have reduced the scope of our development activities until there is greater certainty. Our focus remains on delivering efficient and required energy infrastructure that will lead to affordable, reliable energy for our customers. Given the subsequent expected development delays, we have recognised a £303 million impairment in the current year.

■     New York Transmission: We continue to progress the Propel New York transmission project with partners in NY Transco and the New York Power Authority (NYPA). Propel will carry energy from Long Island to the rest of New York state, and was selected by the New York ISO to add six high voltage transmission lines and associated substation upgrades to the transmission system on Long Island and in New York City. The project is expected to complete in 2030.

National Grid Ventures
(£ million)	2025	2024	2024 at constant currency	% change at actual currency
Revenue	1,397	1,389	1,389	1
Operating costs	(1,392)	(831)	(831)	68
Statutory operating profit	5	558	558	(99)
Exceptional items	360	(89)	(89)	n/m
Remeasurements	15	-	-	n/m
Underlying/adjusted operating profit	380	469	469	(19)

Statutory post-tax share of JVs and associates	73	38	38	92
Remeasurements	2	64	64	(97)
Adjusted post-tax share of JVs and associates	75	102	102	(26)

Analysed by business:
Interconnectors	253	306	306	(17)
Grain LNG	150	149	149	1
NG Generation	26	29	29	(10)
Other	(49)	(15)	(15)	227
Adjusted operating profit	380	469	469	(19)

Interconnectors	49	69	69	(29)
NG Renewables	17	22	22	(23)
Other	9	11	11	(18)
Adjusted post-tax share of JVs and associates	75	102	102	(26)
Total NGV contribution (adjusted/underlying)	455	571	571	(20)

Interconnectors	74	192	192	(61)
NG Renewables	174	271	270	(36)
Grain LNG	47	104	104	(55)
NG Generation	36	24	24	50
Other	47	71	71	(34)
Capital investment	378	662	661	(43)

National Grid Ventures' statutory operating profit reduced by £553 million, principally as a result of a £303 million impairment of Community Offshore Wind (COSW) investment, along with £57 million of exceptional transaction and separation costs for the planned disposal of National Grid Renewables and £15 million of commodity remeasurement losses all recognised in 2024/25. This compared with £89 million of net exceptional gains in 2023/24, consisting of £92 million of property damage insurance proceeds for the IFA1 fire, net of £3 million of exceptional charges related to our prior cost efficiency programme. Our underlying and adjusted results exclude the impact of these exceptional items and remeasurements.

National Grid Ventures' underlying operating profit was £89 million lower than 2023/24. In the UK, interconnector profits decreased versus the prior year primarily as a result of lower interconnector revenues as market spreads returned to more historically normal conditions. On 30 September 2024, our Grain LNG business in the UK and our National Grid Renewables business in the US were reclassified as 'held for sale' with depreciation ceasing from that date onwards. In the US, profit was lower, primarily as a consequence of fewer renewable projects being sold to our Emerald joint venture.

Other activities

Highlights

Other activities primarily relate to UK property, insurance and corporate activities, as well as National Grid Partners, the corporate investment and innovation arm of National Grid. In UK Land and Property, we continue to make good progress with the divestment of the surplus property portfolio. In this fiscal year, we completed on the sale of 35 sites, realising approximately £54 million profit.

Other
(£ million)	2025	2024	2024 at constant currency	% change at actual currency
Revenue	122	244	240	(50)
Operating costs	(132)	(361)	(357)	(63)
Statutory operating loss	(10)	(117)	(117)	(91)
Exceptional items	133	(57)	(57)	n/m
Underlying/adjusted operating loss	(143)	(60)	(60)	138

Analysed by business:
Property	54	30	30	80
NG Partners	(82)	(13)	(13)	531
Corporate and other activities	(115)	(77)	(77)	49
Adjusted operating loss	(143)	(60)	(60)	138

Other activities' statutory operating loss of £10 million (2024: £117 million loss) includes a net exceptional gain of £133 million, consisting of a £187 million exceptional gain on disposal of the UK Electricity System Operator, net of £46 million of exceptional charges related to our major transformation programme and £8 million of exceptional transaction and separation costs incurred by our corporate function related to the planned disposal of our Grain LNG business. The prior year included £11 million of exceptional transaction, separation and integration costs related to the separation and disposal of UK Gas Transmission and the integration of National Grid Electricity Distribution and £46 million of exceptional charges as part of our cost efficiency programme.

Other activities' underlying operating loss was £143 million (including corporate costs) in 2024/25 compared with £60 million loss in 2023/24. This increase mainly relates to £69 million higher fair value losses within our NG Partners portfolio, £24 million lower insurance captive profits combined with £12 million higher corporate centre costs, partially offset by higher UK property sales in the year.

Provisional 2024/25 financial timetable

Date	Event
15 May 2025	2024/25 Full Year Results
29 May 2025	Ex-dividend date for 2024/25 final dividend
30 May 2025	Record date for 2024/25 final dividend
5 June 2025	Scrip reference price announced for 2024/25 final dividend
19 June 2025 (5pm London time)	Scrip election date for 2024/25 final dividend
9 July 2025	2025 Annual General Meeting
17 July 2025	2024/25 final dividend paid to qualifying shareholders
6 November 2025	2025/26 Half Year Results
20 November 2025	Ex-dividend date for 2025/26 interim dividend
21 November 2025	Record date for 2025/26 interim dividend
27 November 2025	Scrip reference price announced for 2025/26 interim dividend
11 December 2025 (5pm London time)	Scrip election date for 2025/26 interim dividend
13 January 2026	2025/26 interim dividend paid to qualifying shareholders

American Depositary Receipt (ADR) Deposit Agreement
The Company's Deposit agreement under which the ADRs are issued allows a fee of up to $0.05 per ADR to be charged for any cash distribution made to ADR holders, including cash dividends. ADR holders who receive cash in relation to the 2024/25 final dividend will be charged a fee of $0.02 per ADR by the Depositary prior to distribution of the cash dividend.

CAUTIONARY STATEMENT

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid's (the Company) financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as 'aims', 'anticipates', 'expects', 'should', 'intends', 'plans', 'believes', 'outlook', 'seeks', 'estimates', 'targets', 'may', 'will', 'continue', 'project' and similar expressions, as well as statements in the future tense, identify forward-looking statements. This document also references climate-related targets and climate-related risks which differ from conventional financial risks in that they are complex, novel and tend to involve projection over long term scenarios which are subject to significant uncertainty and change. These forward-looking statements and targets are not guarantees of National Grid's future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements and targets. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid's ability to control or estimate precisely, such as changes in laws or regulations and decisions by governmental bodies or regulators, including those relating to current and upcoming price controls in the UK and rate cases in the US; the timing of construction and delivery by third parties of new generation projects requiring connection; breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches or other incidents arising from the potentially harmful nature of its activities; network failure or interruption, the inability to carry out critical non-network operations and damage to infrastructure, due to adverse weather conditions including the impact of major storms as well as the results of climate change, due to counterparties being unable to deliver physical commodities; reliability of and access to IT systems, including due to the failure of or unauthorised access to or deliberate breaches of National Grid's systems and supporting technology; failure to adequately forecast and respond to disruptions in energy supply; performance against regulatory targets and standards and against National Grid's peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, as well as against targets and standards designed to support its role in the energy transition; and customers and counterparties (including financial institutions) failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions and conditions (including filing requirements) in National Grid's borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for the Company to maintain financial resources in certain parts of its business and restrictions on some subsidiaries' transactions such as paying dividends, lending or levying charges; the delayed timing of recoveries and payments in National Grid's regulated businesses, and whether aspects of its activities are contestable; the funding requirements and performance of National Grid's pension schemes and other post-retirement benefit schemes; the failure to attract, develop and retain employees with the necessary competencies, including leadership and business capabilities, and any significant disputes arising with National Grid's employees or breaches of laws or regulations by its employees; the failure to respond to market developments, including competition for onshore transmission; the threats and opportunities presented by emerging technology; the failure by the Company to respond to, or meet its own commitments as a leader in relation to, climate change development activities relating to energy transition, including the integration of distributed energy resources; and the need to grow the Company's business to deliver its strategy, as well as incorrect or unforeseen assumptions or conclusions (including unanticipated costs and liabilities) relating to business development activity, including the proposed sale of certain of its businesses, its strategic infrastructure projects and joint ventures. For further details regarding these and other assumptions, risks and uncertainties that may affect National Grid, please read the Strategic Report section and the 'Risk factors' on pages 226 to 231 of National Grid's Annual Report and Accounts for the year ended 31 March 2024 as updated by National Grid's unaudited half-year financial information for the six months ended 30 September 2024, published on 7 November 2024. In addition, new factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, the Company undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement. This announcement is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities. The securities mentioned herein have not been, and will not be, registered under the Securities Act or the securities laws of any state or other jurisdiction, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. No public offering of securities is being made in the United States.

Glossary

Term	Meaning
ASTI	Accelerated Strategic Transmission Investment
CAGR	Compound Annual Growth Rate
CPIH	UK Consumer Prices Index including Owner Occupiers' Housing Costs
DSO	Distribution System Operator
EGL1	Eastern Green Link 1: Torness to Hawthorn Pit (ASTI project); JV with SP Energy Networks
EGL2	Eastern Green Link 2: Peterhead to Drax (ASTI Project); JV with SSEN
ESMP	Electric Sector Modernization Plan
FERC	Federal Energy Regulatory Commission
FFO	Funds from Operations
HVDC	High Voltage Direct Current
KEDNY and KEDLI	KeySpan Energy Delivery New York (KEDNY) and KeySpan Energy Delivery Long Island (KEDLI)
LTIFR	Lost Time Injury Frequency Rate
MADPU	Massachusetts Department of Public Utilities (state energy regulator)
MECO	Massachusetts Electric Company
NGED/UK ED	National Grid Electricity Distribution
NGET/UK ET	National Grid Electricity Transmission
NGV	National Grid Ventures
NIMO	Niagara Mohawk (National Grid's electric and gas distribution business in upstate New York)
NYPSC	New York Public Services Commission (state energy regulator)
RAV	Regulated Asset Value
RIIO	"Revenue = Incentives + Innovation + Outputs" a Price control Framework used by the UK regulator OFGEM
RIDDOR	The Reporting of Injuries, Diseases and Dangerous Occurrences Regulations 2013, UK Health and Safety legislation.

Consolidated income statement
for the years ended 31 March

2025	Notes	Before exceptional items and remeasurements £m	Exceptional items and remeasurements (see note 4) £m	Total £m

Continuing operations
Revenue	2(a),3	18,378	-	18,378
Provision for bad and doubtful debts		(200)	-	(200)
Other operating costs	4	(13,413)	169	(13,244)
Operating profit	2(b)	4,765	169	4,934
Finance income	4,5	449	1	450
Finance costs	4,5	(1,810)	3	(1,807)
Share of post-tax results of joint ventures and associates		75	(2)	73
Profit before tax	2(b)	3,479	171	3,650
Tax	4,6	(861)	40	(821)
Profit after tax from continuing operations		2,618	211	2,829
Profit after tax from discontinued operations	9	4	72	76
Total profit for the year (continuing and discontinued)		2,622	283	2,905
Attributable to:
Equity shareholders of the parent		2,619	283	2,902
Non-controlling interests		3	-	3
Earnings per share (pence)
Basic earnings per share (continuing)	7			60.0
Diluted earnings per share (continuing)	7			59.8
Basic earnings per share (continuing and discontinued)	7			61.6
Diluted earnings per share (continuing and discontinued)	7			61.4

2024	Notes	Before exceptional items and remeasurements £m	Exceptional items and remeasurements (see note 4) £m	Total £m

Continuing operations
Revenue	2(a),3	19,850	-	19,850
Provision for bad and doubtful debts		(179)	-	(179)
Other operating costs	4	(14,221)	(987)	(15,208)
Other operating income		12	-	12
Operating profit	2(b)	5,462	(987)	4,475
Finance income	4,5	244	4	248
Finance costs	4,5	(1,723)	11	(1,712)
Share of post-tax results of joint ventures and associates		101	(64)	37
Profit before tax	2(b)	4,084	(1,036)	3,048
Tax	4,6	(983)	152	(831)
Profit after tax from continuing operations		3,101	(884)	2,217
Profit after tax from discontinued operations	9	13	61	74
Total profit for the year (continuing and discontinued)		3,114	(823)	2,291
Attributable to:
Equity shareholders of the parent		3,113	(823)	2,290
Non-controlling interests		1	-	1
Earnings per share (pence)¹
Basic earnings per share (continuing)	7			55.5
Diluted earnings per share (continuing)	7			55.3
Basic earnings per share (continuing and discontinued)	7			57.4
Diluted earnings per share (continuing and discontinued)	7			57.1

1.  Restated to reflect the impact of the bonus element of the Rights Issue.

Consolidated statement of comprehensive income
for the years ended 31 March

		2025	2024
	Notes	£m	£m
Profit after tax from continuing operations		2,829	2,217
Profit after tax from discontinued operations		76	74
Other comprehensive income from continuing operations
Items from continuing operations that will never be reclassified to profit or loss:
Remeasurement losses on pension assets and post-retirement benefit obligations		(106)	(218)
Net losses in respect of cash flow hedging of capital expenditure		(16)	(37)
Tax on items that will never be reclassified to profit or loss		27	59
Total items from continuing operations that will never be reclassified to profit or loss		(95)	(196)
Items from continuing operations that may be reclassified subsequently to profit or loss:
Retranslation of net assets offset by net investment hedge		(352)	(335)
Net gains in respect of cash flow hedges		218	240
Net (losses)/gains in respect of cost of hedging		(52)	26
Net gains on investment in debt instruments measured at fair value through other comprehensive income		1	21
Tax on items that may be reclassified subsequently to profit or loss	6	(40)	(66)
Total items from continuing operations that may be reclassified subsequently to profit or loss		(225)	(114)
Other comprehensive loss		(320)	(310)
Other comprehensive (loss)/income for the year, net of tax from discontinued operations	9	(10)	10
Other comprehensive loss		(330)	(300)
Total comprehensive income for the year from continuing operations		2,509	1,907
Total comprehensive income for the year from discontinued operations	9	66	84
Total comprehensive income for the year		2,575	1,991
Attributable to:
Equity shareholders of the parent
From continuing operations		2,508	1,906
From discontinued operations		66	84
		2,574	1,990
Non-controlling interests
From continuing operations		1	1

Consolidated statement of changes in equity
for the years ended 31 March

	Share capital £m	Share premium account £m	Retained earnings £m	Other equity reserves £m	Total share-holders' equity £m	Non- controlling interests £m	Total equity £m
At 1 April 2023	488	1,302	31,608	(3,860)	29,538	24	29,562
Profit for the year	-	-	2,290	-	2,290	1	2,291
Other comprehensive loss for the year	-	-	(168)	(132)	(300)	-	(300)
Total comprehensive income/(loss) for the year	-	-	2,122	(132)	1,990	1	1,991
Equity dividends	-	-	(1,718)	-	(1,718)	-	(1,718)
Scrip dividend-related share issue1	5	(6)	-	-	(1)	-	(1)
Issue of treasury shares	-	-	21	-	21	-	21
Transactions in own shares	-	2	(6)	-	(4)	-	(4)
Share-based payments	-	-	37	-	37	-	37
Tax on share-based payments	-	-	2	-	2	-	2
Cash flow hedges transferred to the statement of financial position, net of tax	-	-	-	2	2	-	2
1 April 2024	493	1,298	32,066	(3,990)	29,867	25	29,892
Profit for the year	-	-	2,902	-	2,902	3	2,905
Other comprehensive loss for the year	-	-	(80)	(248)	(328)	(2)	(330)
Total comprehensive income/(loss) for the year	-	-	2,822	(248)	2,574	1	2,575
Rights Issue	135	-	-	6,704	6,839	-	6,839
Transfer between reserves	-	-	6,704	(6,704)	-	-	-
Equity dividends	-	-	(1,529)	-	(1,529)	-	(1,529)
Scrip dividend-related share issue1	10	(10)	-	-	-	-	-
Issue of treasury shares	-	-	18	-	18	-	18
Transactions in own shares	-	4	(11)	-	(7)	-	(7)
Other movements in non-controlling interests	-	-	-	-	-	(3)	(3)
Share-based payments	-	-	37	-	37	-	37
Tax on share-based payments	-	-	(1)	-	(1)	-	(1)
Cash flow hedges transferred to the statement of financial position, net of tax	-	-	-	5	5	-	5
At 31 March 2025	638	1,292	40,106	(4,233)	37,803	23	37,826

1.  Included within the share premium account are costs associated with scrip dividends.

Consolidated statement of financial position
as at 31 March

		2025	2024
	Notes	£m	£m
Non-current assets
Goodwill		9,532	9,729
Other intangible assets		3,564	3,431
Property, plant and equipment		74,091	68,907
Other non-current assets		959	848
Pension assets	10	2,489	2,407
Financial and other investments		798	880
Investments in joint ventures and associates		608	1,420
Derivative financial assets		369	324
Total non-current assets		92,410	87,946
Current assets
Inventories		557	828
Trade and other receivables		4,092	3,415
Current tax assets		11	11
Financial and other investments		5,753	3,699
Derivative financial assets		113	44
Cash and cash equivalents		1,178	559
Assets held for sale	9	2,628	1,823
Total current assets		14,332	10,379
Total assets		106,742	98,325
Current liabilities
Borrowings		(4,662)	(4,859)
Derivative financial liabilities		(381)	(335)
Trade and other payables		(4,472)	(4,076)
Contract liabilities		(96)	(127)
Current tax liabilities		(219)	(220)
Provisions		(357)	(298)
Liabilities held for sale	9	(434)	(1,474)
Total current liabilities		(10,621)	(11,389)
Non-current liabilities
Borrowings		(42,877)	(42,213)
Derivative financial liabilities		(821)	(909)
Other non-current liabilities		(876)	(880)
Contract liabilities		(2,418)	(2,119)
Deferred tax liabilities		(8,038)	(7,519)
Pensions and other post-retirement benefit obligations	10	(573)	(593)
Provisions		(2,692)	(2,811)
Total non-current liabilities		(58,295)	(57,044)
Total liabilities		(68,916)	(68,433)
Net assets		37,826	29,892
Equity
Share capital		638	493
Share premium account		1,292	1,298
Retained earnings		40,106	32,066
Other equity reserves		(4,233)	(3,990)
Total shareholders' equity		37,803	29,867
Non-controlling interests		23	25
Total equity		37,826	29,892

Consolidated cash flow statement
for the years ended 31 March

		2025	2024
	Notes	£m	£m
Cash flows from operating activities
Total operating profit from continuing operations	2(b)	4,934	4,475
Adjustments for:
Exceptional items and remeasurements	4	(169)	987
Other fair value movements		66	(16)
Depreciation, amortisation and impairment		2,175	2,061
Share-based payments		37	37
Changes in working capital		104	(49)
Changes in provisions		10	(154)
Changes in pensions and other post-retirement benefit obligations		(90)	31
Cash flows relating to exceptional items		(76)	(91)
Cash generated from operations - continuing operations		6,991	7,281
Tax paid		(183)	(342)
Net cash inflow from operating activities - continuing operations		6,808	6,939
Cash flows from investing activities
Purchases of intangible assets		(526)	(549)
Purchases of property, plant and equipment		(8,780)	(6,904)
Disposals of property, plant and equipment		26	52
Investments in joint ventures and associates		(396)	(332)
Dividends received from joint ventures, associates and other investments		126	176
Disposal of interest in the UK Electricity System Operator1	9	577	-
Disposal of interest in the UK Gas Transmission business1	9	686	681
Disposal of financial and other investments		85	102
Acquisition of financial investments		(122)	(81)
Contributions to National Grid Renewables and Emerald Energy Venture LLC		-	(19)
Net movements in short-term financial investments		(2,606)	(1,141)
Interest received		332	148
Cash inflows on derivatives		11	123
Cash outflows on derivatives		(6)	-
Cash flows relating to exceptional items		-	143
Net cash flow used in investing activities - continuing operations		(10,593)	(7,601)
Net cash flow from investing activities - discontinued operations		22	102
Cash flows from financing activities
Proceeds of Rights Issue		7,001	-
Transaction fees related to Rights Issue		(162)	-
Proceeds from issue of treasury shares		18	20
Transactions in own shares		(7)	(4)
Proceeds received from loans		3,237	5,563
Repayment of loans		(2,861)	(1,701)
Payments of lease liabilities		(130)	(118)
Net movements in short-term borrowings		925	544
Cash inflows on derivatives		62	86
Cash outflows on derivatives		(106)	(58)
Interest paid		(1,920)	(1,627)
Dividends paid to shareholders		(1,529)	(1,718)
Net cash flow from financing activities - continuing operations		4,528	987
Net increase in cash and cash equivalents		765	427
Reclassification to held for sale		(123)	(30)
Exchange movements		(23)	(1)
Cash and cash equivalents at start of year		559	163
Cash and cash equivalents at end of year		1,178	559

1.  Balances consist of cash proceeds received, net of cash disposed.

 Notes

1. Basis of preparation and recent accounting developments

The full year financial information contained in this announcement, which does not constitute statutory accounts as defined in Section 434 of the Companies Act 2006, has been derived from the statutory accounts for the year ended 31 March 2025, which will be filed with the Registrar of Companies in due course. Statutory accounts for the year ended 31 March 2024 have been filed with the Registrar of Companies. The auditors' report on each of these statutory accounts was unqualified and did not contain a statement under Section 498 of the Companies Act 2006.

The full year financial information has been prepared in accordance with the accounting policies applicable for the year ended 31 March 2025 which are consistent with those applied in the preparation of our Annual Report and Accounts for the year ended 31 March 2024, with the exception of any new standards or interpretations adopted during the year.

Our income statement and segmental analysis separately identify financial results before and after exceptional items and remeasurements. We continue to use a columnar presentation as we consider it improves the clarity of the presentation, and assists users of the financial statements to understand the results. The Directors believe that presentation of the results in this way is relevant to an understanding of the Group's financial performance. The inclusion of total profit for the period from continuing operations before exceptional items and remeasurements forms part of the incentive target set annually for remunerating certain Executive Directors and accordingly we believe it is important for users of the financial statements to understand how this compares to our results on a statutory basis and period on period.

Areas of judgement and key sources of estimation uncertainty

Areas of judgement that have the most significant effect on the amounts recognised in the financial statements are:

●  categorisation of certain items as exceptional items or remeasurements and the definition of adjusted earnings (see notes 4 and 7). In applying the Group's exceptional items framework, we have considered a number of key matters, as detailed in note 4;

●  the judgement that it is appropriate to classify our liquefied natural gas storage business at the Isle of Grain in the UK (Grain LNG) and National Grid Renewables Development LLC (NG Renewables), our US onshore renewables business, as held for sale, as detailed in note 9; and

●  the judgement that, notwithstanding legislation enacted and targets committing the states of New York and Massachusetts to achieving net zero greenhouse gas emissions by 2050, these do not shorten the remaining useful economic lives (UELs) of our US gas network assets, which we consider will have an expected use and utility beyond 2050 (see key sources of estimation uncertainty below).

Key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are:

●  the cash flows and real discount rates applied in determining the US environmental provisions, in particular relating to three Superfund sites and certain other legacy Manufacturing Gas Plant (MGP) sites (see note 4);

●  the estimates made regarding the UELs of our gas network assets due to uncertainty over the pace of delivery of the energy transition and the multiple pathways by which it could be delivered. Our estimates consider anticipated changes in customer behaviour and developments in new technology, the potential to decarbonise fuel through the use of renewable natural gas and green hydrogen, and the feasibility and affordability of increased electrification; and

●  the valuation of liabilities for pensions and other post-retirement benefits (see note 10).

1. Basis of preparation and recent accounting developments continued

Disposal of the UK Electricity System Operator (ESO)

In October 2023, legislation required to enable the separation of the ESO and the formation of the National Energy System Operator (NESO), which is now responsible across both the electricity and gas systems, was passed through Parliament (see note 9. On 1 October 2024, the Group completed the disposal for consideration of £673 million, recognising a gain on disposal of £187 million which has been classified as exceptional (see note 4). The ESO did not meet the criteria for classification as a discontinued operation and therefore its results have not been separately disclosed on the face of the income statement, and are instead included within the results from continuing operations.

Disposal of the UK Gas Transmission business

As described in note 9, on 26 September 2024 the Group completed the disposal of its final 20% interest in the UK Gas Transmission business (held through its associate GasT TopCo Limited) that was classified as held for sale. The gain on disposal of GasT TopCo Limited has been recorded within discontinued operations. As an associate held for sale, the Group did not recognise any share of results in the period prior to disposal.

New accounting standards and interpretations effective for the year ended 31 March 2025

The Group adopted the following new standards and amendments to standards which have had no material impact on the Group's results or financial statement disclosures:

●  amendments to IAS 1 'Non-current Liabilities with Covenants' and 'Classification of Liabilities as Current or Non-current';

●  amendments to IFRS 16 'Lease Liability in a Sale and Leaseback'; and

●  amendments to IAS 7 and IFRS 7 'Supplier Finance Arrangements'.

New accounting standards not yet adopted

The following new accounting standards and amendments to existing standards have been issued but are not yet effective or have not yet been endorsed by the UK:

●  amendments to IAS 21 'Lack of exchangeability';

●  IFRS 18 'Presentation and Disclosure in Financial Statements';

●  IFRS 9 and IFRS 7 'Amendments to the Classification and Measurement of Financial Instruments';

●  amendments to IFRS 9 and IFRS 7 'Contracts Referencing Nature-dependent Electricity';

●  Annual Improvements to IFRS Accounting Standards - Volume 11; and

●  IFRS 19 'Subsidiaries without Public Accountability: Disclosures'.

Effective dates will be subject to the UK endorsement process.

The Group is currently assessing the impact of the above standards, but they are not expected to have a material impact other than in respect of IFRS 18.

IFRS 18 replaces IAS 1 and requires that companies classify all income and expenses into five categories in the statement of profit or loss, namely the operating, investing, financing, discontinued operations and income tax categories. Management-defined performance measures are disclosed in a single note and enhanced guidance is provided on the aggregation and disaggregation of information presented in the financial statements. The Group is in the process of assessing the impact of IFRS 18 and anticipates changes to certain presentational and disclosure-related matters in its consolidated financial statements in future periods.

The Group has not adopted any other standard, amendment or interpretation that has been issued but is not yet effective.

Date of approval

This announcement was approved by the Board of Directors on 14 May 2025.

2. Segmental analysis

Revenue and the results of the business are analysed by operating segment, based on the information the Board of Directors uses internally for the purposes of evaluating the performance of each operating segment and determining resource allocation between them. The Board is National Grid's chief operating decision maker (as defined by IFRS 8 'Operating Segments') and as a matter of course, the Board considers multiple profitability measures by segment, being 'adjusted profit' and 'underlying profit'. Adjusted profit excludes exceptional items and remeasurements (as defined in note 4) and is used by management and the Board to monitor financial performance as it is considered that it aids the comparability of our reported financial performance from year to year. Underlying profit, as presented in the Annual Report and Accounts, represents adjusted profit and also excludes the effects of timing, major storm costs and deferred tax expenses in our UK Electricity Transmission and UK Electricity Distribution businesses. The measure of profit disclosed in this note and the primary profitability benchmark considered by the chief operating decision maker is operating profit before exceptional items and remeasurements, adjusted profit, as this is the measure that is most consistent with the IFRS results reported within these financial statements.

The results of our six principal businesses are reported to the Board of Directors and are accordingly treated as reportable operating segments. All other operating segments are reported to the Board of Directors on an aggregated basis. The following table describes the main activities for each reportable operating segment:

UK Electricity Transmission
The high-voltage electricity transmission networks in England and Wales. This includes our Accelerated Strategic Transmission Investment projects to connect more clean, low-carbon power to the transmission network in England and Wales.

UK Electricity Distribution	The electricity distribution networks of NGED in the East Midlands, West Midlands and South West of England and South Wales.
UK Electricity System Operator	The Great Britain system operator. The Group completed the disposal of the ESO to the UK Government on 1 October 2024 (see note 9).
New England	Electricity distribution networks, high-voltage electricity transmission networks and gas distribution networks in New England.
New York	Electricity distribution networks, high-voltage electricity transmission networks and gas distribution networks in New York.
National Grid Ventures
Comprises all commercial operations in LNG at the Isle of Grain in the UK and Providence, Rhode Island in the US, our electricity generation business in the US, our electricity interconnectors in the UK and our investment in NG Renewables, our renewables business in the US. While NGV operates outside our regulated core business, the electricity interconnectors in the UK are subject to indirect regulation by Ofgem regarding the level of returns they can earn. NG Renewables and Grain LNG were classified as held for sale in the year (see note 9).

Other activities that do not form part of any of the segments in the above table primarily relate to our UK property business together with insurance and corporate activities in the UK and US and the Group's investments in technology and innovation companies through National Grid Partners.

2. Segmental analysis continued

(a)  Revenue

Revenue primarily represents the sales value derived from the generation, transmission and distribution of energy, together with the sales value derived from the provision of other services to customers. Refer to note 3 for further details.

Sales between operating segments are priced considering the regulatory and legal requirements to which the businesses are subject. The analysis of revenue by geographical area is on the basis of destination. There are no material sales between the UK and US geographical areas.

	2025			2024
	Total sales	Sales between segments	Sales to third parties	Total sales	Sales between segments	Sales to third parties
	£m	£m	£m	£m	£m	£m
Operating segments - continuing operations:
UK Electricity Transmission	2,619	(135)	2,484	2,735	(40)	2,695
UK Electricity Distribution	2,424	(3)	2,421	1,795	(5)	1,790
UK Electricity System Operator	1,029	(17)	1,012	3,788	(35)	3,753
New England	4,306	-	4,306	3,948	-	3,948
New York	6,689	-	6,689	6,094	-	6,094
National Grid Ventures	1,397	(47)	1,350	1,389	(57)	1,332
Other	122	(6)	116	244	(6)	238
Total revenue from continuing operations	18,586	(208)	18,378	19,993	(143)	19,850

Split by geographical areas - continuing operations:
UK			6,707			9,063
US			11,671			10,787
Total revenue from continuing operations			18,378			19,850

2. Segmental analysis continued

(b)  Operating profit

A reconciliation of the operating segments' measure of profit to profit before tax from continuing operations is provided below. Further details of the exceptional items and remeasurements are provided in note 4.

	Before exceptional items and remeasurements		Exceptional items and remeasurements		After exceptional items and remeasurements
	2025	2024	2025	2024	2025	2024
	£m	£m	£m	£m	£m	£m
Operating segments - continuing operations:
UK Electricity Transmission	1,277	1,677	-	(3)	1,277	1,674
UK Electricity Distribution	1,610	993	(12)	(18)	1,598	975
UK Electricity System Operator	(364)	880	151	(498)	(213)	382
New England	982	643	26	(2)	1,008	641
New York	1,023	860	246	(498)	1,269	362
National Grid Ventures	380	469	(375)	89	5	558
Other	(143)	(60)	133	(57)	(10)	(117)
Total operating profit from continuing operations	4,765	5,462	169	(987)	4,934	4,475

Split by geographical area - continuing operations:
UK	2,775	3,923	257	(487)	3,032	3,436
US	1,990	1,539	(88)	(500)	1,902	1,039
Total operating profit from continuing operations	4,765	5,462	169	(987)	4,934	4,475

	Before exceptional items and remeasurements		Exceptional items and remeasurements		After exceptional items and remeasurements
	2025	2024	2025	2024	2025	2024
	£m	£m	£m	£m	£m	£m
Reconciliation to profit before tax:
Operating profit from continuing operations	4,765	5,462	169	(987)	4,934	4,475
Share of post-tax results of joint ventures and associates	75	101	(2)	(64)	73	37
Finance income	449	244	1	4	450	248
Finance costs	(1,810)	(1,723)	3	11	(1,807)	(1,712)
Profit before tax from continuing operations	3,479	4,084	171	(1,036)	3,650	3,048

The following items are included in the total operating profit by segment:

Depreciation, amortisation and impairment1	2025	2024
	£m	£m
Operating segments:
UK Electricity Transmission	(540)	(521)
UK Electricity Distribution	(249)	(223)
UK Electricity System Operator	-	(61)
New England	(469)	(420)
New York	(731)	(658)
National Grid Ventures	(173)	(166)
Other	(13)	(12)
Total	(2,175)	(2,061)

Asset type:
Property, plant and equipment	(1,878)	(1,769)
Non-current intangible assets	(297)	(292)
Total	(2,175)	(2,061)

1.  Depreciation, amortisation and impairment relates to property, plant and equipment and other intangible assets. The charge is stated net of depreciation and amortisation capitalised.

2. Segmental analysis continued

(c)  Capital investment

Capital investment represents additions to property, plant and equipment, prepayments to suppliers to secure production capacity in relation to our capital projects, non-current intangibles and additional equity investments in joint ventures and associates. Capital investments exclude additions for assets or businesses from the point they are classified as held for sale.

	2025	2024
	£m	£m
Operating segments:
UK Electricity Transmission	2,999	1,912
UK Electricity Distribution	1,426	1,247
UK Electricity System Operator	-	85
New England	1,751	1,673
New York	3,289	2,654
National Grid Ventures	378	662
Other	4	2
Total	9,847	8,235

Asset type:
Property, plant and equipment	8,894	7,124
Non-current intangible assets	478	481
Equity investments in joint ventures and associates	116	332
Capital expenditure prepayments	359	298
Total	9,847	8,235

(d)  Geographical analysis of non-current assets

Non-current assets by geography comprise goodwill, other intangible assets, property, plant and equipment, investments in joint ventures and associates and other non-current assets.

	2025	2024
	£m	£m
Split by geographical area:
UK	42,623	40,065
US	46,131	44,270
	88,754	84,335

Reconciliation to total non-current assets:
Pension assets	2,489	2,407
Financial and other investments	798	880
Derivative financial assets	369	324
Non-current assets	92,410	87,946

3. Revenue

Revenue arises in the course of ordinary activities and principally comprises:

●  transmission services;

●  distribution services; and

●  generation services.

Transmission services, distribution services and certain other services (excluding rental income) fall within the scope of IFRS 15 'Revenue from Contracts with Customers', whereas generation services (which solely relate to the contract with the Long Island Power Authority (LIPA) in the US) are accounted for under IFRS 16 'Leases' as rental income, also presented within revenue. Revenue is recognised to reflect the transfer of goods or services to customers at an amount that reflects the consideration to which the Group expects to be entitled to in exchange for those goods or services and excludes amounts collected on behalf of third parties and value added tax. The Group recognises revenue when it transfers control over a product or service to a customer.

Revenue in respect of regulated activities is determined by regulatory agreements that set the price to be charged for services in a given period based on pre-determined allowed revenues. Variances in service usage can result in actual revenue collected exceeding (over-recoveries) or falling short (under-recoveries) of allowed revenues. Where regulatory agreements allow the recovery of under-recoveries or require the return of over-recoveries, the allowed revenue for future periods is typically adjusted. In these instances, no assets or liabilities are recognised for under- or over-recoveries respectively, because the adjustment relates to future customers and services that have not yet been delivered.

Revenue in respect of non-regulated activities primarily relates to the sale of capacity on our interconnectors, which is determined at auctions. Capacity is sold in either day, month, quarter or year ahead tranches. The price charged is determined by market fundamentals rather than regulatory agreement. The interconnectors are subject to indirect regulation with regards to the levels of returns they are allowed to earn. Where amounts fall below this range they receive top-up revenues; where amounts exceed this range, they must pass-back the excess. In these instances, assets or liabilities are recognised for the top-up or pass-back respectively.

The following is a description of principal activities, by reportable segment, from which the Group generates its revenue. For more detailed information about our segments, see note 2.

(a)  UK Electricity Transmission

The UK Electricity Transmission segment principally generates revenue by providing electricity transmission services in England and Wales. Our business operates as a monopoly regulated by Ofgem, which has established price control mechanisms that set the amount of annual allowed returns our business can earn (along with the Scottish and Offshore transmission operators amongst others).

The transmission of electricity encompasses the following principal services:

●  the supply of high-voltage electricity - revenue is recognised based on usage. Our performance obligation is satisfied over time as our customers make use of our network. We bill monthly in advance and our payment terms are up to 60 days. Price is determined prior to our financial year end with reference to the regulated allowed returns and estimated annual volumes; and

●  construction work (principally for connections) - revenue is recognised over time, as we provide access to our network. Customers can either pay over the useful life of the connection or up front. Where the customer pays up front, revenues are deferred as a contract liability and released over the life of the asset.

For other construction where there is no consideration for any future services (for example diversions), revenues are recognised as the construction work is completed.

3. Revenue continued

(b)  UK Electricity Distribution

The UK Electricity Distribution segment principally generates revenue by providing electricity distribution services in the Midlands and South West of England and South Wales. Similar to UK Electricity Transmission, UK Electricity Distribution operates as a monopoly in the jurisdictions that it operates in and is regulated by Ofgem.

The distribution of electricity encompasses the following principal services:

●  electricity distribution - revenue is recognised based on usage by customers (over time), based upon volumes and price. The price control mechanism that determines our annual allowances is similar to UK Electricity Transmission. Revenues are billed monthly and payment terms are typically within 14 days; and

●  construction work (principally for connections) - revenue is recognised over time as we provide access to our network. Where the customer pays up front, revenues are deferred as a contract liability and released over the life of the asset.

For other construction where there is no consideration for any future services, revenues are recognised as the construction work is completed.

(c)  UK Electricity System Operator

The Group disposed of the UK Electricity System Operator on 1 October 2024. Prior to its disposal and the formation of the NESO, the UK Electricity System Operator earned revenue for balancing supply and demand of electricity on Great Britain's electricity transmission system, where it acted as principal. Balancing services are regulated by Ofgem and revenue payable by generators and suppliers of electricity was recognised as the service was provided.

The UK Electricity System Operator also collected revenues on behalf of transmission operators, principally National Grid Electricity Transmission plc and the Scottish and Offshore transmission operators, from users (electricity suppliers) who connect to or use the transmission system. As the UK Electricity System Operator acted as an agent in this capacity, transmission network revenues were recorded net of payments to transmission operators.

(d)  New England

The New England segment principally generates revenue by providing electricity and gas supply and distribution services and high-voltage electricity transmission services in New England. Supply and distribution services are regulated by the Massachusetts Department of Public Utilities (MADPU) and transmission services are regulated by the Federal Energy Regulatory Commission (FERC), both of whom regulate the rates that can be charged to customers.

The supply and distribution of electricity and gas and the provision of electricity transmission facilities encompasses the following principal services:

●  electricity and gas supply and distribution and electricity transmission - revenue is recognised based on usage by customers (over time). Revenues are billed monthly and payment terms are 30 days; and

●  construction work (principally for connections) - revenue is recognised over time as we provide access to our network. Where the customer pays up front, revenues are deferred as a contract liability or customer contributions (where they relate to government entities) and released over the life of the connection.

(e)  New York

The New York segment principally generates revenue by providing electricity and gas supply and distribution services and high-voltage electricity transmission services in New York. Supply and distribution services are regulated by the New York Public Service Commission (NYPSC) and transmission services are regulated by the FERC, both of which regulate the rates that can be charged to customers.

The supply and distribution of electricity and gas and the provision of electricity transmission facilities encompasses the following principal services:

●  electricity and gas supply and distribution and electricity transmission - revenue is recognised based on usage by customers (over time). Revenues are billed monthly and payment terms are 30 days; and

●  construction work (principally for connections) - revenue is recognised over time as we provide access to our network. Where the customer pays up front, revenues are deferred as a contract liability or customer contributions (where they relate to government entities) and released over the life of the connection.

3. Revenue continued

(f)   National Grid Ventures

National Grid Ventures generates revenue from electricity interconnectors, LNG at the Isle of Grain in the UK and Providence, Rhode Island in the US, NG Renewables and rental income.

The Group recognises revenue from transmission services through interconnectors and LNG importation at the Isle of Grain and Providence by means of customers' use of capacity and volumes. Revenue is recognised over time and is billed monthly. Payment terms are up to 30 days. Grain LNG was classified as held for sale in the year (see note 9).

Electricity generation revenue is earned from the provision of energy services and supply capacity to produce energy for the use of customers of LIPA through a power supply agreement, where LIPA receives all of the energy and capacity from the asset until at least 2028. The arrangement is treated as an operating lease within the scope of the leasing standard where we act as lessor, with rental income being recorded as other revenue, which forms part of total revenue. Lease payments (capacity payments) are recognised on a straight-line basis and variable lease payments are recognised as the energy is generated.

Other revenue in the scope of IFRS 15 principally includes sales of renewables projects from NG Renewables to Emerald Energy Venture LLC (Emerald), which is jointly controlled by National Grid and Washington State Investment Board (WSIB). NG Renewables develops wind and solar generation assets in the US, while Emerald has a right of first refusal to buy, build and operate those assets. Revenue is recognised as it is earned. NG Renewables, together with Emerald, was classified as held for sale in the year (see note 9).

Other revenue, recognised in accordance with standards other than IFRS 15, primarily comprises adjustments in respect of the interconnector cap and floor and Use of Revenue regimes constructed by Ofgem for certain wholly owned interconnector subsidiaries. Under the cap and floor regime, where an interconnector expects to exceed its total five-year cap, a provision and reduction in revenue is recognised in the current reporting period. Where an interconnector does not expect to reach its five-year floor, either an asset will be recognised where a future inflow of economic benefits is considered virtually certain, or a contingent asset will be disclosed where the future inflow is concluded to be probable. Under the Use of Revenue framework, any revenues in excess of an agreed incentive level must be passed on as savings to consumers. Where the obligation to transfer excess revenues arises, a payable and reduction in revenue is recognised in the current reporting period.

(g)  Other

Revenue in Other relates to our UK commercial property business. Revenue is predominantly recognised in accordance with standards other than IFRS 15 and comprises property sales by our UK commercial property business. Property sales are recorded when the sale is legally completed.

3. Revenue continued

(h)  Disaggregation of revenue

In the following tables, revenue is disaggregated by primary geographical market and major service lines. The table below reconciles disaggregated revenue with the Group's reportable segments (see note 2).

Revenue for the year ended 31 March 2025	UK Electricity Transmission £m	UK Electricity Distribution £m	UK Electricity System Operator £m	New England £m	New York £m	National Grid Ventures £m	Other £m	Total £m
Revenue under IFRS 15
Transmission1	2,265	-	46	85	252	879	1	3,528
Distribution	-	2,327	-	4,193	6,371	-	-	12,891
System Operator	-	-	966	-	-	-	-	966
Other2	29	90	-	9	16	171	3	318
Total IFRS 15 revenue	2,294	2,417	1,012	4,287	6,639	1,050	4	17,703
Other revenue
Generation	-	-	-	-	-	384	-	384
Other3	190	4	-	19	50	(84)	112	291
Total other revenue	190	4	-	19	50	300	112	675
Total revenue from continuing operations	2,484	2,421	1,012	4,306	6,689	1,350	116	18,378

1.  The UK Electricity System Operator transmission revenue generated in the period up until its disposal represents transmission revenues collected, net of payments made to transmission owners.
2.  The UK Electricity Distribution other IFRS 15 revenue principally relates to engineering recharges, which are the recovery of costs incurred for construction work requested by customers, such as the rerouting of existing network assets. Within NGV, the other IFRS 15 revenue principally relates to revenue generated from our NG Renewables business which was classified as held for sale in the year (see note 10).
3.  Other revenue, recognised in accordance with accounting standards other than IFRS 15, includes property sales by our UK commercial property business, rental income, income arising in connection with the Transition Services Agreements following the sales of NECO, the UK Gas Transmission business and the ESO, and an adjustment to NGV revenue in respect of the interconnector cap and floor and Use of Revenue regimes constructed by Ofgem.

Geographical split for the year ended 31 March 2025	UK Electricity Transmission £m	UK Electricity Distribution £m	UK Electricity System Operator £m	New England £m	New York £m	National Grid Ventures £m	Other £m	Total £m
Revenue under IFRS 15
UK	2,294	2,417	1,012	-	-	889	1	6,613
US	-	-	-	4,287	6,639	161	3	11,090
Total IFRS 15 revenue	2,294	2,417	1,012	4,287	6,639	1,050	4	17,703
Other revenue
UK	190	4	-	-	-	(111)	11	94
US	-	-	-	19	50	411	101	581
Total other revenue	190	4	-	19	50	300	112	675
Total revenue from continuing operations	2,484	2,421	1,012	4,306	6,689	1,350	116	18,378

3. Revenue continued

Revenue for the year ended 31 March 2024	UK Electricity Transmission £m	UK Electricity Distribution £m	UK Electricity System Operator £m	New England £m	New York £m	National Grid Ventures £m	Other £m	Total £m
Revenue under IFRS 15
Transmission1	2,591	-	(10)	73	493	869	-	4,016
Distribution	-	1,712	-	3,786	5,500	-	-	10,998
System Operator	-	-	3,763	-	-	-	-	3,763
Other2	25	73	-	8	15	168	4	293
Total IFRS 15 revenue	2,616	1,785	3,753	3,867	6,008	1,037	4	19,070
Other revenue
Generation	-	-	-	-	-	360	-	360
Other3	79	5	-	81	86	(65)	234	420
Total other revenue	79	5	-	81	86	295	234	780
Total revenue from continuing operations	2,695	1,790	3,753	3,948	6,094	1,332	238	19,850

1.  The UK Electricity System Operator transmission revenue generated in the year represents transmission revenues collected, net of payments made to transmission owners.
2.  The UK Electricity Transmission and UK Electricity Distribution other IFRS 15 revenue principally relates to engineering recharges, which are the recovery of costs incurred for construction work requested by customers, such as the rerouting of existing network assets. Within NGV, the other IFRS 15 revenue principally relates to revenue generated from our NG Renewables business.
3.  Other revenue, recognised in accordance with accounting standards other than IFRS 15, includes property sales by our UK commercial property business, rental income, income arising in connection with the Transition Services Agreements following the sales of NECO and the UK Gas Transmission business, and a provision and adjustment to NGV revenue in respect of the interconnector cap and floor and Use of Revenue regimes constructed by Ofgem.

Geographical split for the year ended 31 March 2024	UK Electricity Transmission £m	UK Electricity Distribution £m	UK Electricity System Operator £m	New England £m	New York £m	National Grid Ventures £m	Other £m	Total £m
Revenue under IFRS 15
UK	2,616	1,785	3,753	-	-	878	1	9,033
US	-	-	-	3,867	6,008	159	3	10,037
Total IFRS 15 revenue	2,616	1,785	3,753	3,867	6,008	1,037	4	19,070
Other revenue
UK	79	5	-	-	-	(76)	22	30
US	-	-	-	81	86	371	212	750
Total other revenue	79	5	-	81	86	295	234	780
Total revenue from continuing operations	2,695	1,790	3,753	3,948	6,094	1,332	238	19,850

Contract liabilities represent revenue to be recognised in future periods relating to contributions in aid of construction of £2,514 million (2024: £2,246 million).Revenue is recognised over the life of the asset. The asset lives for connections in UK Electricity Transmission, UK Electricity Distribution, New England and New York are up to 40 years, 69 years, 50 years and 50 years respectively. The weighted average amortisation period over which revenue for contract liabilities is recognised is 22 years.

Future revenues in relation to unfulfilled performance obligations amount to £1.5 billion (2024: £6.1 billion). £1.5 billion (2024: £1.9 billion) relates to connection contracts in UK Electricity Transmission which will be recognised as revenue over a weighted average of 26 years. The comparative balances include revenues to be earned under contracts held by Grain LNG, which was classified as held for sale in the year.

The amount of revenue recognised for the year ended 31 March 2025 from performance obligations satisfied (or partially satisfied) in previous periods, mainly due to changes in the estimate of the stage of completion, is £nil (2024: £nil).

4. Exceptional items and remeasurements

To monitor our financial performance, we use an adjusted consolidated profit measure that excludes certain income and expenses. We exclude items from adjusted profit because, if included, these items could distort understanding of our performance for the year and the comparability between periods. This note analyses these items, which are included in our results for the year but are excluded from adjusted profit.

	2025	2024
	£m	£m
Included within operating profit
Exceptional items:
Provision for UK electricity balancing costs	151	(498)
Net gain on the sale of the ESO	187	-
Major transformation programme	(74)	-
Changes in environmental provisions	146	(496)
Transaction, separation and integration costs1	(65)	(44)
Impairment of joint venture	(303)	-
Cost efficiency programme	-	(65)
IFA fire	-	92
	42	(1,011)
Remeasurements - commodity contract derivatives	127	24
	169	(987)
Included within finance income and costs
Remeasurements:
Net gains/(losses) on financial assets at fair value through profit and loss	1	4
Net gains on financing derivatives	3	11
	4	15
Included within share of post-tax results of joint ventures and associates
Remeasurements:
Net losses on financial instruments	(2)	(64)
Total included within profit before tax	171	(1,036)
Included within tax
Tax on exceptional items	76	159
Tax on remeasurements	(36)	(7)
	40	152
Total exceptional items and remeasurements after tax	211	(884)
Analysis of total exceptional items and remeasurements after tax
Exceptional items after tax	118	(852)
Remeasurements after tax	93	(32)
Total exceptional items and remeasurements after tax	211	(884)

1.  Transaction, separation and integration costs represent the aggregate of distinct activities undertaken by the Group in the years presented.

Exceptional items

Management uses an exceptional items framework that has been discussed and approved by the Audit & Risk Committee. This follows a three-step process which considers the nature of the event, the financial materiality involved and any particular facts and circumstances. In considering the nature of the event, management focuses on whether the event is within the Group's control and how frequently such an event typically occurs. With respect to restructuring costs, these represent additional expenses incurred that are not related to the normal business and day-to-day activities. These can take place over multiple reporting periods given the scale of the Group, the nature and complexity of the transformation initiatives and due to the impact of strategic transactions. In determining the facts and circumstances, management considers factors such as ensuring consistent treatment between favourable and unfavourable transactions, the precedent for similar items, the number of periods over which costs will be spread or gains earned, and the commercial context for the particular transaction. The exceptional items framework was last updated in March 2022.

Items of income or expense that are considered by management for designation as exceptional items include significant restructurings, write-downs or impairments of non-current assets, significant changes in environmental or decommissioning provisions, integration of acquired businesses, gains or losses on disposals of businesses or investments and significant debt redemption costs as a consequence of transactions such as significant disposals or issues of equity, and the related tax, as well as deferred tax arising on changes to corporation tax rates.

4. Exceptional items and remeasurements continued

Costs arising from efficiency and transformation programmes include redundancy costs. Redundancy costs are charged to the consolidated income statement in the year in which a commitment is made to incur the costs and the main features of the restructuring plan have been announced to affected employees.

Set out below are details of the transactions against which we have considered the application of our exceptional items framework in each of the years for which results are presented.

2025

Provision for UK electricity balancing costs

During the prior year, the ESO's operating profit increased due to a substantial over-recovery of allowed revenues received under its regulatory framework. As described in note 3, under IFRS a corresponding liability is not recognised for the return of over-recoveries as this relates to future customers and services that have not yet been delivered. Following legislation to enable the separation of the ESO and the formation of the NESO, the Group recognised a liability of £498 million in the year ended 31 March 2024 representing the element of the over-recovery that was expected to be settled through the sale process. In the year ended 31 March 2025 the liability was remeasured at £347 million to reflect the final amount of over-recovered revenues that transferred through with the ESO on disposal on 1 October 2024 (see note 9).

Net gain on sale of the ESO

On 1 October 2024, the Group completed the disposal of the ESO to the UK Government for consideration of £673 million (see note 9). As a result, the Group derecognised net assets of £486 million, resulting in a gain of £187 million. The receipt of cash has been recognised within net cash used in investing activities within the consolidated cash flow statement.

Major transformation programme

Following the announcement of our new strategic priorities in May 2024, the Group entered into a new four-year transformation programme designed to implement our refreshed strategy to be a pre-eminent pureplay networks business. In the period, the Group incurred £74 million of costs in relation to the programme. The costs recognised primarily relate to technology implementation costs, employee costs and professional fees incurred in delivering the programme. While the costs incurred since the commencement of the programme do not meet the quantitative threshold to be classified as exceptional on a standalone basis, when taken in aggregate with the costs expected to be incurred over the duration of the programme, we have concluded that the costs should be classified as exceptional in line with our exceptional items policy. The total cash outflow for the period was £62 million.

Changes in environmental provisions

In the US, we recognise environmental provisions related to the remediation of the Gowanus Canal, Newtown Creek and the former manufacturing gas plant facilities previously owned or operated by the Group or its predecessor companies. The sites are subject to both state and federal environmental remediation laws in the US. Potential liability for the historical contamination may be imposed on responsible parties jointly and severally, without regard to fault, even if the activities were lawful when they occurred. The provisions and the Group's share of estimated costs are re-evaluated at each reporting period. During the period, following discussions with the New York State Department of Environmental Conservation and the Environmental Protection Agency on the scope and design of remediation activities related to certain of our responsible sites, we have re-evaluated our estimates of total costs and recognised a net decrease of £64 million in relation to our provisions. Under the terms of our rate plans, we are entitled to recovery of environmental clean-up costs from rate payers in future reporting periods. Such recoveries through overall allowed revenues are not classified as exceptional in the future periods that they occur due to the extended duration over which such costs are recovered and the immateriality of the recoveries in any given year.

The real discount rate applied to the Group's environmental provisions was also revised in the year to 2.0% (2024: 1.5%) to reflect the substantial and sustained change in US Government bond yield curves. The principal impact of this rate increase was a £82 million decrease in our US environmental provisions. The weighted average remaining duration of our cash flows is now around 10 years.

4. Exceptional items and remeasurements continued

Transaction, separation and integration costs

In May 2024, we announced the sale of NG Renewables and Grain LNG as part of our strategic focus on becoming a leading pureplay networks business. Transaction and separation costs of £26 million were incurred in relation to the planned disposal of NG Renewables and £8 million in relation to the planned disposal of Grain LNG. The costs incurred primarily related to professional fees and employee costs. In remeasuring the NG Renewables disposal group to fair value less costs to sell in accordance with IFRS 5, the Group has also recognised a £31 million impairment loss (see note 9). These costs have been classified as exceptional in accordance with our exceptional items policy. While the costs incurred in the current year in isolation are not sufficiently material to warrant classification as an exceptional item, when taken in aggregate with the respective disposals which are anticipated in the year ended 31 March 2026, the impact to the consolidated income statement incurred over both years will be sufficiently material to be classified as exceptional in line with our policy. The total cash outflow for the year was £6 million.

Impairment of joint venture

In the year, we agreed with our joint venture partner, RWE Renewables, that our investment in Community Offshore Wind, LLC will pause project development for the time being. The Group has determined that the investment currently has negligible value and an impairment of £303 million has been recognised.

2024

Provision for UK electricity balancing costs

As described above, during the prior year the ESO's operating profit increased due to a substantial over-recovery of allowed revenues received under its regulatory framework. The Group recognised a liability for the over-recovered revenues which were forecasted to transfer through the sales process.

Changes in environmental provisions

In the prior year, following discussions with the New York State Department of Environmental Conservation and the Environmental Protection Agency on the scope and design of remediation activities related to certain of our responsible sites, we re-evaluated our estimates of total costs and increased our US environmental provision by £496 million. Under the terms of our rate plans, we are entitled to recovery of environmental clean-up costs from rate payers in future reporting periods.

Transaction, separation and integration costs

Separation costs of £11 million were incurred in relation to the disposal of NECO, £6 million in relation to the disposal of the UK Gas Transmission business and £27 million in connection with the integration of NGED. The costs incurred primarily related to professional fees, relocation costs and employee costs. The costs were classified as exceptional in accordance with our exceptional items policy. While the transaction, separation and integration costs incurred during the prior year did not meet the quantitative threshold to be classified as exceptional on a standalone basis, when taken in aggregate with the £340 million of costs in previous periods, the costs qualified for exceptional treatment in line with our exceptional items policy. The total cash outflow for the period was £33 million. The Group is entitled to cost recovery in relation to the separation of the ESO. Accordingly, these costs were not classified as exceptional.

Cost efficiency programme

During the prior year, the Group incurred £65 million of costs in relation to the major cost efficiency programme announced in November 2021, that targeted at least £400 million savings per annum across the Group by the end of three years. The costs recognised in the period primarily related to redundancy provisions, employee costs and professional fees incurred in delivering the programme. While the costs incurred during the year did not meet the quantitative threshold to be classified as exceptional on a standalone basis, when taken in aggregate with the £142 million of costs incurred since the announcement of the programme, the costs qualified for exceptional treatment in line with our exceptional items policy. The total cash outflow for the year was £53 million. The cost efficiency programme completed in the prior year.

Fire at IFA converter station

In September 2021, a fire at the IFA1 converter station in Sellindge, Kent caused significant damage to infrastructure on site. In the period, the Group recognised net insurance claims of £92 million, which were recognised as exceptional in line with our exceptional items policy and consistent with related claims in the prior year. The total cash inflow in the period in relation to the insurance proceeds was £92 million.

4. Exceptional items and remeasurements continued

Remeasurements

Remeasurements comprise unrealised gains or losses recorded in the consolidated income statement arising from changes in the fair value of certain of our financial assets and liabilities accounted for at fair value through profit and loss (FVTPL). Once the fair value movements are realised (for example, when the derivative matures), the previously recognised fair value movements are then reversed through remeasurements and recognised within earnings before exceptional items and remeasurements. These assets and liabilities include commodity contract derivatives and financing derivatives to the extent that hedge accounting is not available or is not fully effective.

The unrealised gains or losses reported in profit and loss on certain additional assets and liabilities treated at FVTPL are also classified within remeasurements. These relate to financial assets (which fail the 'solely payments of principal and interest test' under IFRS 9), the money market fund investments used by Group Treasury for cash management purposes and the net foreign exchange gains and losses on borrowing activities. These are offset by foreign exchange gains and losses on financing derivatives measured at fair value. In all cases, these fair values increase or decrease because of changes in foreign exchange, commodity or other financial indices over which we have no control.

We report unrealised gains or losses relating to certain discrete classes of financial assets accounted for at FVTPL within adjusted profit. These comprise our portfolio of investments made by National Grid Partners and our investment in Sunrun Neptune 2016 LLC (both within NGV). The performance of these assets (including changes in fair value) is included in our assessment of adjusted profit for the relevant business units.

Remeasurements excluded from adjusted profit are made up of the following categories:

i.      Net gains/(losses) on commodity contract derivatives represent mark-to-market movements on certain physical and financial commodity contract obligations in the US and UK. These contracts primarily relate to the forward purchase of energy for supply to customers, or to the economic hedging thereof, that are required to be measured at fair value and that do not qualify for hedge accounting. Under the existing rate plans in the US, commodity costs are recoverable from customers although the timing of recovery may differ from the pattern of costs incurred;

ii.     Net gains/(losses) on financing derivatives comprise gains and losses arising on derivative financial instruments, net of interest accrued, used for the risk management of interest rate and foreign exchange exposures and the offsetting foreign exchange losses and gains on the associated borrowing activities. These exclude gains and losses for which hedge accounting has been effective and have been recognised directly in the consolidated statement of other comprehensive income or are offset by adjustments to the carrying value of debt. Net foreign exchange gains and losses on financing derivatives used for the risk management of foreign exchange exposures are offset by foreign exchange losses and gains on borrowing activities;

iii.   Net gains/(losses) on financial assets measured at FVTPL comprise gains and losses on the investment funds held by our insurance captives which are categorised as FVTPL; and

iv.   Unrealised net gains/(losses) on derivatives and other financial instruments within our joint ventures and associates.

 5. Finance income and costs

	2025	2024
	£m	£m
Finance income (excluding remeasurements)
Net interest income on pensions and other post-retirement benefit obligations	98	100
Interest income on financial instruments:
Bank deposits and other financial assets	341	139
Dividends received on equities held at fair value through other comprehensive income (FVOCI)	1	1
Other income	9	4
	449	244
Finance costs (excluding remeasurements)
Interest expense on financial liabilities held at amortised cost:
Bank loans and overdrafts	(110)	(140)
Other borrowings1	(1,553)	(1,424)
Interest on derivatives	(285)	(277)
Unwinding of discount on provisions and other payables	(130)	(102)
Other interest	(26)	(31)
Less: interest capitalised2	294	251
	(1,810)	(1,723)
Remeasurements - Finance income
Net gains/(losses) on FVTPL financial assets	1	4
	1	4
Remeasurements - Finance costs
Net gains on financing derivatives³
Derivatives designated as hedges for hedge accounting	4	13
Derivatives not designated as hedges for hedge accounting	(1)	(2)
	3	11
Total remeasurements - Finance income and costs	4	15

Finance income	450	248
Finance costs4	(1,807)	(1,712)

Net finance costs from continuing operations	(1,357)	(1,464)

1.  Includes interest expense on lease liabilities.
2.  Interest on funding attributable to assets in the course of construction in the current year was capitalised at a rate of 4.3% (2024: 4.7%). In the UK, capitalised interest qualifies for a current year tax deduction with tax relief claimed of £39 million (2024: £39 million). In the US, capitalised interest is added to the cost of property, plant and equipment, and qualifies for tax depreciation allowances.
3.  Includes a net foreign exchange gain on borrowing and investment activities of £241 million (2024: £271 million gain) offset by foreign exchange gains and losses on financing derivatives measured at fair value and the impacts of hedge accounting.
4.  Finance costs include principal accretion on inflation-linked liabilities of £152 million (2024: £208 million).

6. Tax

Tax charged to the consolidated income statement - continuing operations

	2025	2024
	£m	£m
Tax before exceptional items and remeasurements	861	983
Total tax reported within exceptional items and remeasurements	(40)	(152)
Total tax charge from continuing operations	821	831

Tax as a percentage of profit before tax

	2025	2024
	%	%
Before exceptional items and remeasurements - continuing operations	24.7	24.1
After exceptional items and remeasurements - continuing operations	22.5	27.3

	2025	2024
	£m	£m
Current tax:
UK corporation tax at 25% (2024: 25%)	66	410
UK corporation tax adjustment in respect of prior years	(36)	(36)
	30	374
Overseas corporation tax	47	82
Overseas corporation tax adjustment in respect of prior years	(39)	(90)
	8	(8)
Total current tax from continuing operations	38	366
Deferred tax:
UK deferred tax	524	388
UK deferred tax adjustment in respect of prior years	25	43
	549	431
Overseas deferred tax	195	(40)
Overseas deferred tax adjustment in respect of prior years	39	74
	234	34
Total deferred tax from continuing operations	783	465

Total tax charge from continuing operations	821	831

The mandatory exception to recognising and disclosing information about the deferred tax assets and liabilities related to Pillar Two income taxes has been applied as required by IAS 12. The Pillar Two global minimum corporation tax rate of 15% introduced by the Organisation for Economic Co-operation and Development (OECD) was enacted into UK law on 11 July 2023 and was applicable to National Grid from 1 April 2024. Exposure to additional taxation under Pillar Two is immaterial to the Group.

Factors that may affect future tax charges

The main UK corporation tax rate is 25% and deferred tax balances as at 31 March 2025 have been calculated at 25%.

In light of the US Government's desire to extend certain provisions of the 2017 Tax Cuts and Jobs Act (TCJA) expiring at the end of 2025, the US Congress and the US Administration are considering changes to federal tax legislation that could impact National Grid. However, since no changes have been substantively enacted at the balance sheet date, the income tax balances as at 31 March 2025 have been calculated at the prevailing tax rates based on the current tax laws.

7. Earnings per share (EPS)

Adjusted earnings and EPS, which exclude exceptional items and remeasurements, are provided to reflect the adjusted profit subtotals used by the Company. For further details of exceptional items and remeasurements, see note 4. We have included reconciliations from this additional EPS measure to earnings for both basic and diluted EPS to provide additional detail for these items. The EPS calculations are based on profit after tax attributable to equity shareholders of the parent company which excludes non-controlling interests.

(a)  Basic EPS

	Earnings	EPS	Earnings	EPS
	2025	2025	2024	20241
	£m	pence	£m	pence
Adjusted earnings from continuing operations	2,615	55.6	3,100	77.7
Exceptional items and remeasurements after tax from continuing operations (see note 4)	211	4.4	(884)	(22.2)
Earnings from continuing operations	2,826	60.0	2,216	55.5
Adjusted earnings from discontinued operations (see note 9)	4	-	13	0.3
Exceptional items and remeasurements after tax from discontinued operations	72	1.6	61	1.6
Earnings from discontinued operations	76	1.6	74	1.9
Total adjusted earnings	2,619	55.6	3,113	78.0
Total exceptional items and remeasurements after tax (including discontinued operations)	283	6.0	(823)	(20.6)
Total earnings	2,902	61.6	2,290	57.4

		2025		20241
		millions		millions
Weighted average number of ordinary shares - basic		4,707		3,991

1.  Comparative amounts have been restated to reflect the impact of the bonus element of the Rights Issue.

(b)  Diluted EPS

	Earnings	EPS	Earnings	EPS
	2025	2025	2024	20241
	£m	pence	£m	pence
Adjusted earnings from continuing operations	2,615	55.4	3,100	77.3
Exceptional items and remeasurements after tax from continuing operations (see note 4)	211	4.4	(884)	(22.0)
Earnings from continuing operations	2,826	59.8	2,216	55.3
Adjusted earnings from discontinued operations	4	-	13	0.3
Exceptional items and remeasurements after tax from discontinued operations (see note 9)	72	1.6	61	1.5
Earnings from discontinued operations	76	1.6	74	1.8
Total adjusted earnings	2,619	55.4	3,113	77.6
Total exceptional items and remeasurements after tax (including discontinued operations)	283	6.0	(823)	(20.5)
Total earnings	2,902	61.4	2,290	57.1

		2025		20241
		millions		millions
Weighted average number of ordinary shares - diluted		4,729		4,008

1.  Comparative amounts have been restated to reflect the impact of the bonus element of the Rights Issue.

8. Dividends

Interim dividends are recognised when they become payable to the Company's shareholders. Final dividends are recognised when they are approved by shareholders.

	2025			2024
	Pence per share	Cash dividend £m	Scrip dividend £m	Pence per share	Cash dividend £m	Scrip dividend £m
Final dividend in respect of the prior year	39.12	811	643	37.60	1,325	56
Interim dividend in respect of the current year	15.84	718	59	19.40	393	320
	54.96	1,529	702	57.00	1,718	376

For comparability purposes the table below presents dividends per share adjusted for a factor of 1.0811 to reflect the bonus element of the Rights Issue:

	2025			2024
	Pence per share (actual)	Impact of Rights Issue	Pence per share (adjusted)	Pence per share (actual)	Impact of Rights Issue	Pence per share (adjusted)
Final dividend in respect of the prior year	39.12	(2.93)	36.19	37.60	(2.82)	34.78
Interim dividend in respect of the current year	15.84	-	15.84	19.40	(1.46)	17.94
	54.96	(2.93)	52.03	57.00	(4.28)	52.72

The Directors are proposing a final dividend for the year ended 31 March 2025 of 30.88p per share that would absorb approximately £1,512 million of shareholders' equity (assuming all amounts are settled in cash). It will be paid on 17 July 2025 to shareholders who are on the register of members at 30 May 2025 (subject to shareholders' approval at the AGM). A scrip dividend will be offered as an alternative.

9. Assets held for sale and discontinued operations

Assets and businesses are classified as held for sale when their carrying amounts are recovered through sale rather than through continuing use. They only meet the held for sale condition when the assets are ready for immediate sale in their present condition, management is committed to the sale and it is highly probable that the sale will complete within one year. Once assets and businesses are classified as held for sale, depreciation and equity accounting ceases and the assets and businesses are remeasured if their carrying value exceeds their fair value less expected costs to sell.

The results and cash flows of assets or businesses classified as held for sale or sold during the year, that meet the criteria of being a major separate line of business or geographical area of operation, are shown separately from our continuing operations, and presented within discontinued operations in the income statement and cash flow statement.

The following assets and liabilities were classified as held for sale:

	2025			2024
	Total assets held for sale £m	Total liabilities held for sale £m	Net assets/(liabilities) held for sale £m	Total assets held for sale £m	Total liabilities held for sale £m	Net assets/(liabilities) held for sale £m
UK Electricity System Operator	-	-	-	1,134	(1,427)	(293)
National Grid Renewables	1,528	(108)	1,420	-	-	-
Grain LNG	1,100	(326)	774	-	-	-
Investment in GasT TopCo Limited	-	-	-	689	-	689
RAA	-	-	-	-	(47)	(47)
Net assets/(liabilities) held for sale	2,628	(434)	2,194	1,823	(1,474)	349

Gain on disposal of the ESO

In October 2023, legislation required to enable the separation of the ESO and the formation of the NESO, which will undertake responsibilities across both the electricity and gas systems, was passed through Parliament. The assets and liabilities of the ESO were consequently presented as held for sale in the consolidated financial statements in the year ended 31 March 2024. The disposal subsequently completed on 1 October 2024 for consideration of £673 million.

Based on the scale and pass-through nature of the ESO, it is not considered a separate major line of business or geographic operation under IFRS 5 for treatment as a discontinued operation, and its disposal is not part of a single coordinated plan being undertaken by the Group. Accordingly, the results have not been separately disclosed on the face of the income statement, and are instead included within the results from continuing operations. Financial information relating to the gain arising on disposal of the ESO is set out below:

£m
Intangible assets	485
Property, plant and equipment	121
Trade and other receivables	375
Pension asset	16
Cash and cash equivalents	51
Financial investments	501
Total assets on disposal	1,549
Borrowings	(13)
Other liabilities	(703)
Provision for UK electricity balancing costs (note 4)	(347)
Total liabilities on disposal	(1,063)
Net assets on disposal	486

Total consideration received¹	673

Gain on sale	187

1.  Included within total consideration is deferred proceeds of £45 million which were settled after 31 March 2025.

Up until its disposal, the ESO generated profit after tax of £103 million for the year ended 31 March 2025 (2024: £178 million profit; 2023: £182 million profit).

9. Assets held for sale and discontinued operations continued

NG Renewables and Grain LNG

On 24 February 2025, the Group agreed to sell NG Renewables, its US onshore renewables business, to Brookfield Asset Management. Completion of the transaction will be subject to certain consents and regulatory approvals and is expected to complete in the first half of the year ending 31 March 2026. The Group has also previously announced its intention to sell Grain LNG, its UK LNG asset. As both sales are considered to be highly probable and expected to complete within a year, the associated assets and liabilities have been presented as held for sale in the consolidated statement of financial position at 31 March 2025. However, as NG Renewables and Grain LNG do not represent separate major lines of business or geographical operations, they have not met the criteria for classification as discontinued operations and therefore their results for the period are not separately disclosed on the face of the income statement.

The following assets and liabilities were classified as held for sale at 31 March 2025.

	National Grid Renewables	Grain LNG
	£m	£m
Goodwill	53	-
Other intangible assets	-	25
Property, plant and equipment	340	898
Investments in joint ventures and associates	873	-
Trade and other receivables	51	31
Cash and cash equivalents	30	123
Financial investments	40	-
Other assets	141	23
Total assets	1,528	1,100
Borrowings	(2)	(132)
Other liabilities	(106)	(194)
Total liabilities	(108)	(326)
Net assets	1,420	774

The Group has recognised a £31 million impairment loss on remeasuring the NG Renewables disposal group to fair value less costs to sell, with the loss allocated to goodwill. No impairment losses were recognised following reclassification of the Grain LNG assets and liabilities classified to held for sale. The aggregate profit after tax for NG Renewables and Grain LNG for the period ended 31 March 2025 was £60 million (2024: £49 million).

The UK Gas Transmission business

On 31 January 2023, the Group disposed of 100% of the UK Gas Transmission business for cash consideration of £4.0 billion and a 40% interest in a newly incorporated UK limited company, GasT TopCo Limited. The other 60% was purchased by Macquarie Infrastructure and Real Assets (MIRA) and British Columbia Investment Management Corporation (BCI) (together, the 'Consortium'). The Group also entered into a Further Acquisition Agreement (the FAA option) with the Consortium over its remaining 40% interest. Both the investment in GasT TopCo Limited and the FAA option were immediately classified as held for sale and so the Group has not applied equity accounting in relation to its investment in GasT TopCo Limited.

The FAA was partially exercised by the Consortium on 11 March 2024 and the Group disposed of 20% of the 40% interest in GasT TopCo Limited, as detailed in the Annual Report and Accounts for the year ended 31 March 2024. As part of the transaction, the Group also entered into a new agreement with the Consortium, the Remaining Acquisition Agreement (the 'RAA'), to replace the FAA option for the potential sale of all or part of the remaining 20% equity interest in GasT TopCo Limited.

On 26 July 2024, the Consortium exercised its option under the RAA and the disposal of the Group's remaining interest in GasT TopCo Limited completed on 26 September 2024. The total sales proceeds were £686 million and the gain on disposal, after transaction costs, was £25 million.

The disposal of the Group's remaining interest in GasT TopCo Limited was the final stage of the plan to dispose of the UK Transmission business first announced in 2021. As a result, the gain on disposal and any remeasurements pertaining to the financial derivatives noted above are shown separately from the continuing business for all periods presented on the face of the income statement as a discontinued operation. This is also reflected in the statement of comprehensive income, as well as earnings per share (EPS) being shown split between continuing and discontinued operations.

9. Assets held for sale and discontinued operations continued

The summary income statements for the years ended 31 March 2025 and 2024 are as follows:

	Before exceptional items and remeasurements		Exceptional items and remeasurements		Total
	2025	2024	2025	2024	2025	2024
	£m	£m	£m	£m	£m	£m
Operating profit	-	-	-	-	-	-
Finance income	5	17	-	-	5	17
Finance costs1	-	-	47	62	47	62
Profit before tax	5	17	47	62	52	79
Tax	(1)	(4)	-	3	(1)	(1)
Profit after tax from discontinued operations	4	13	47	65	51	78
Gain/(loss) on disposal	-	-	25	(4)	25	(4)
Total profit after tax from discontinued operations	4	13	72	61	76	74

1.  Exceptional finance costs include the remeasurement of the FAA option and the RAA.

The summary statements of comprehensive income for the years ended 31 March 2025 and 2024 are as follows:

	2025	2024
	£m	£m
Profit after tax from discontinued operations	76	74
Other comprehensive (loss)/income from discontinued operations
Items from discontinued operations that may be reclassified subsequently to profit or loss:
Net (losses)/gains on investments in debt instruments measured at fair value through other comprehensive income	(13)	13
Tax on items that may be reclassified subsequently to profit or loss	3	(3)
Total (losses)/gains from discontinued operations that may be reclassified subsequently to profit or loss	(10)	10
Other comprehensive (loss)/income for the year, net of tax from discontinued operations	(10)	10
Total comprehensive income for the year from discontinued operations	66	84

Details of the cash flows relating to discontinued operations are set out within the consolidated cash flow statement.

 10. Pensions and other post-retirement benefit obligations
	2025	2024
	£m	£m
Present value of funded obligations	(16,154)	(17,601)
Fair value of plan assets	18,441	19,733
	2,287	2,132
Present value of unfunded obligations	(247)	(266)
Other post-employment liabilities	(47)	(52)
	1,993	1,814
Restrictions on asset recognised	(77)	-
Net defined benefit asset	1,916	1,814
Represented by:
Liabilities	(573)	(593)
Assets	2,489	2,407
	1,916	1,814

The net pensions and other post-retirement benefit obligations position, as recorded under IAS 19, at 31 March 2025 was a net asset of £1,916 million compared to a net asset of £1,814 million at 31 March 2024. The movement of £102 million reflects falls in gross asset values, partially offset by changes in UK and US financial assumptions that resulted in a decrease in liabilities.

Actuarial Assumptions:
	UK pensions		US pensions		US other post-retirement benefits
	2025	2024	2025	2024	2025	2024
	%	%	%	%	%	%
Discount rate - past service	5.73	4.87	5.50	5.15	5.50	5.15
Discount rate - future service	5.95	4.92	5.50	5.15	5.50	5.15
Rate of increase in RPI - past service	2.99	3.05	n/a	n/a	n/a	n/a
Rate of increase in RPI - future service	2.85	2.92	n/a	n/a	n/a	n/a
Salary increases	3.08	3.10	4.50	4.50	4.50	4.50
Initial healthcare cost trend rate	n/a	n/a	n/a	n/a	7.80	7.10
Ultimate healthcare cost trend rate	n/a	n/a	n/a	n/a	4.50	4.50

11. Net debt

Net debt is comprised as follows:

	2025	2024
	£m	£m
Cash and cash equivalents	1,178	559
Current financial investments	5,753	3,699
Borrowings	(47,539)	(47,072)
Financing derivatives1	(763)	(793)
	(41,371)	(43,607)

1.  The derivatives balance included in net debt excludes the commodity derivative liabilities of £43 million (2024: assets of £83 million).

12. Reconciliation of net cash flow to movement in net debt
	2025	2024
	£m	£m
Increase/(decrease) in cash and cash equivalents	765	427
Increase/(decrease) in financial investments	2,274	993
(Increase)/decrease in borrowings	429	(2,976)
Increase in related derivatives1	352	140
Change in debt resulting from cash flows	3,820	(1,416)
Changes in fair value of financial assets and liabilities and exchange movements	756	703
Net interest charge on the components of net debt	(1,610)	(1,689)
Other non-cash movements	(207)	(209)
Movement in net debt (net of related derivative financial instruments) in the year	2,759	(2,611)
Net debt (net of related derivative financial instruments) at start of year	(43,607)	(40,973)
Reclassification to held for sale	(523)	(23)
Net debt (net of related derivative financial instruments) at end of year	(41,371)	(43,607)

1.  The derivatives balance included in net debt excludes the commodity derivative liabilities of £43 million (2024: assets of £83 million).

	2025		2024
	Borrowings and other £m	Financing derivatives £m	Borrowings and other £m	Financing derivatives £m
Cash flows per financing activities section of cash flow statement:
Proceeds received from loans	3,237	-	5,563	-
Repayment of loans	(2,861)	-	(1,701)	-
Payments of lease liabilities	(130)	-	(118)	-
Net movements in short-term borrowings	925	-	544	-
Cash inflows on derivatives	-	62	-	86
Cash outflows on derivatives	-	(106)	-	(58)
Interest paid	(1,608)	(312)	(1,330)	(297)
Cash flows per financing activities section of cash flow statement	(437)	(356)	2,958	(269)
Adjustments:
Non-net debt-related items	8	-	18	-
Derivative cash (outflow)/inflow in relation to capital expenditure	-	(9)	-	(5)
Derivative cash (outflow)/inflow included in revenue	-	8	-	11
Derivative cash inflows per investing section of cash flow statement	-	11	-	123
Derivative cash outflows per investing section of cash flow statement	-	(6)	-	-
Cash flows relating to financing liabilities within net debt	(429)	(352)	2,976	(140)

Analysis of changes in net debt:
Borrowings	(429)	-	2,976	-
Financing derivatives	-	(352)	-	(140)
Cash flow movements relating to financing liabilities within net debt	(429)	(352)	2,976	(140)

13. Post balance sheet events

On 6 May 2025, NGG Finance plc issued an irrevocable notice of redemption for the £1 billion 5.625% fixed rate resettable capital securities. This was to redeem all outstanding securities on the first optional redemption date of 8 June 2025. The maturity of the securities as at the reporting date was 18 June 2073. In light of this information, the Group estimates that the financial effect of the settlement of this liability for cash in full is the face value of the borrowing as well as the interest accrued, which amounted to £1,044 million as at 31 March 2025.

Alternative performance measures/non-IFRS reconciliations

Within the Annual Report, a number of financial measures are presented. These measures have been categorised as alternative performance measures (APMs), as per the European Securities and Markets Authority (ESMA) guidelines and the Securities and Exchange Commission (SEC) conditions for use of non-GAAP financial measures.

An APM is a financial measure of historical or future financial performance, financial position, or cash flows, other than a financial measure defined under IFRS. The Group uses a range of these measures to provide a better understanding of its underlying performance. APMs are reconciled to the most directly comparable IFRS financial measure where practicable.

Following the Rights Issue and the restatement of prior year earnings per share to reflect the impact of the bonus element within the IFRS results, the same restatement has been applied to all our earnings per share APM metric comparatives. We have also changed the methodology used to calculate our Group RoE metric, as noted in the detailed calculation. Comparative amounts have been restated accordingly.

The Group has defined the following financial measures as APMs derived from IFRS: net revenue, the various adjusted operating profit, earnings and earnings per share metrics detailed in the 'adjusted profit measures' section below, net debt, funds from operations (FFO), FFO interest cover and retained cash flow (RCF)/adjusted net debt. For each of these we present a reconciliation to the most directly comparable IFRS measure. We present 'constant currency' comparative period performance and capital investment by applying the current year average exchange rate to the relevant US dollar amounts in the comparative periods presented, to remove the year-on-year impact of foreign exchange translation.

We also have a number of APMs derived from regulatory measures which have no basis under IFRS; we call these Regulatory Performance Measures (RPMs). They comprise: Group RoE, operating company RoE, regulated asset base, regulated financial performance, regulatory gearing, asset growth and regulated asset growth. These measures include the inputs used by utility regulators to set the allowed revenues for many of our businesses.

In previous years, we additionally used Value Added and Value Growth APMs to monitor the performance of the Group. These metrics were linked to Executive LTPP incentive awards that fully vested in 2023/24. On the basis that the Group no longer uses these measures, the disclosure of these additional Group APMs has been discontinued in 2024/25.

We use RPMs to monitor progress against our regulatory agreements and certain aspects of our strategic objectives. Further, targets for certain of these performance measures are included in the Company's Annual Performance Plan (APP) and LTPP and contribute to how we reward our employees. As such, we believe that they provide close correlation to the economic value we generate for our shareholders and are therefore important supplemental measures for our shareholders to understand the performance of the business and to ensure a complete understanding of Group performance.

As the starting point for our RPMs is not IFRS, and these measures are not governed by IFRS, we are unable to provide meaningful reconciliations to any directly comparable IFRS measures, as differences between IFRS and the regulatory recognition rules applied have built up over many years. Instead, for each of these we present an explanation of how the measure has been determined and why it is important, and an overview as to why it would not be meaningful to provide a reconciliation to IFRS.

Alternative performance measures

Net revenue and underlying net revenue

'Net revenue' is revenue less pass-through costs, such as UK system balancing costs and gas and electricity commodity costs in the US. Pass-through costs are fully recoverable from our customers and are recovered through separate charges that are designed to recover those costs with no profit. Where revenue received or receivable exceeds the maximum amount permitted by our regulatory agreement, adjustments will be made to future prices to reflect this over-recovery. No liability is recognised, as such an adjustment to future prices relates to the provision of future services. Similarly, no asset is recognised where a regulatory agreement permits adjustments to be made to future prices in respect of an under-recovery. 'Underlying net revenue' further adjusts net revenue to remove the impact of 'timing', i.e. the in-year difference between allowed and collected revenues, including revenue incentives, as governed by our rate plans in the US or regulatory price controls in the UK (but excluding totex-related allowances and adjustments).

Year ended 31 March 2025	Gross revenue £m	Pass- through costs £m	Net revenue £m	Timing £m	Underlying net revenue £m
UK Electricity Transmission	2,619	(455)	2,164	151	2,315
UK Electricity Distribution	2,424	(185)	2,239	(407)	1,832
UK Electricity System Operator	1,029	(1,217)	(188)	479	291
New England	4,306	(1,658)	2,648	(61)	2,587
New York	6,689	(2,487)	4,202	343	4,545
National Grid Ventures	1,397	-	1,397	-	1,397
Other	122	-	122	-	122
Sales between segments	(208)	-	(208)	-	(208)
Total - continuing operations	18,378	(6,002)	12,376	505	12,881
Discontinued operations	-	-	-	-	-
Total	18,378	(6,002)	12,376	505	12,881

Year ended 31 March 2024	Gross revenue £m	Pass- through costs £m	Net revenue £m	Timing £m	Underlying net revenue £m
UK Electricity Transmission	2,735	(225)	2,510	(363)	2,147
UK Electricity Distribution	1,795	(233)	1,562	159	1,721
UK Electricity System Operator	3,788	(2,605)	1,183	(800)	383
New England	3,948	(1,653)	2,295	69	2,364
New York	6,094	(2,057)	4,037	20	4,057
National Grid Ventures	1,389	-	1,389	-	1,389
Other	244	-	244	-	244
Sales between segments	(143)	-	(143)	-	(143)
Total - continuing operations	19,850	(6,773)	13,077	(915)	12,162
Discontinued operations	-	-	-	-	-
Total	19,850	(6,773)	13,077	(915)	12,162

Adjusted profit measures

In considering the financial performance of our business and segments, we use various adjusted profit measures in order to aid comparability of results year-on-year. The various measures are presented on pages 12 to 19 and reconciled below.

Adjusted results: These exclude the impact of exceptional items and remeasurements that are treated as discrete transactions under IFRS and can accordingly be classified as such. This is a measure used by management that is used to derive part of the incentive target set annually for remunerating certain Executive Directors, and further details of these items are included in note 4.

Underlying results: Further adapts our adjusted results for continuing operations to take account of volumetric and other revenue timing differences arising due to the in-year difference between allowed and collected revenues, including revenue incentives, as governed by our rate plans in the US or regulatory price controls in the UK (but excluding certain totex-related allowances in NGET and adjustments or allowances for pension deficit contributions). For 2024/25, as highlighted below, our underlying results exclude £505 million (2023/24: £915 million) of timing differences as well as £87 million (2023/24: £226 million) of major storm costs (as costs, net of in-year allowances and deductibles exceeded our $100 million threshold in both years). We expect to recover major storm costs incurred through regulatory mechanisms in the US. Underlying results also exclude deferred tax in our UK regulated business (NGET and NGED). Our UK regulated revenues contain an allowance for current tax, but not for deferred tax, so excluding the IFRS deferred tax charge aligns our underlying results APM more closely with our regulatory performance measures.

Constant currency: 'Constant Currency Basis' refers to the reporting of the actual results against the results for the same period last year which, in respect of any US dollar currency denominated activity, have been translated using the average US dollar exchange rate for the year ended 31 March 2025, which was $1.27 to £1.00. The average rate for the year ended 31 March 2024, was $1.26 to £1.00. Assets and liabilities as at 31 March 2024 have been retranslated at the closing rate at 31 March 2025 of $1.29 to £1.00. The closing rate for the reporting date 31 March 2024 was $1.26 to £1.00.

Reconciliation of statutory, adjusted and underlying profits from continuing operations at actual exchange rates

Year ended 31 March 2025	Statutory £m	Exceptionals and remeasurements £m	Adjusted £m	Timing £m	Major storm costs £m	Deferred tax on underlying profits in NGET and NGED £m	Underlying £m
UK Electricity Transmission	1,277	-	1,277	151	-	-	1,428
UK Electricity Distribution	1,598	12	1,610	(407)	-	-	1,203
UK Electricity System Operator	(213)	(151)	(364)	479	-	-	115
New England	1,008	(26)	982	(61)	3	-	924
New York	1,269	(246)	1,023	343	84	-	1,450
National Grid Ventures	5	375	380	-	-	-	380
Other	(10)	(133)	(143)	-	-	-	(143)
Total operating profit	4,934	(169)	4,765	505	87	-	5,357
Net finance costs	(1,357)	(4)	(1,361)	-	-	-	(1,361)
Share of post-tax results of joint ventures and associates	73	2	75	-	-	-	75
Profit before tax	3,650	(171)	3,479	505	87	-	4,071
Tax	(821)	(40)	(861)	(133)	(23)	401	(616)
Profit after tax	2,829	(211)	2,618	372	64	401	3,455

Year ended 31 March 2024	Statutory £m	Exceptionals and remeasurements £m	Adjusted £m	Timing £m	Major storm costs £m	Deferred tax on underlying profits in NGET and NGED £m	Underlying £m
UK Electricity Transmission	1,674	3	1,677	(363)	-	-	1,314
UK Electricity Distribution	975	18	993	159	-	-	1,152
UK Electricity System Operator	382	498	880	(800)	-	-	80
New England	641	2	643	69	90	-	802
New York	362	498	860	20	136	-	1,016
National Grid Ventures	558	(89)	469	-	-	-	469
Other	(117)	57	(60)	-	-	-	(60)
Total operating profit	4,475	987	5,462	(915)	226	-	4,773
Net finance costs	(1,464)	(15)	(1,479)	-	-	-	(1,479)
Share of post-tax results of joint ventures and associates	37	64	101	-	-	-	101
Profit before tax	3,048	1,036	4,084	(915)	226	-	3,395
Tax	(831)	(152)	(983)	227	(61)	302	(515)
Profit after tax	2,217	884	3,101	(688)	165	302	2,880

Operating profit exceptional items and remeasurements split by segment

Year ended 31 March 2025	ESO BSUoS provision	Environmental provision	Gain on disposal of UK ESO	Major transformation programme	Transaction, separation and integration costs	Exceptional impairment	Commodity remeasurements	Exceptionals and remeasurements
UK Electricity Transmission	-	-	-	-	-	-	-	-
UK Electricity Distribution	-	-	-	(12)	-	-	-	(12)
UK Electricity System Operator	151	-	-	-	-	-	-	151
New England	-	4	-	(7)	-	-	29	26
New York	-	142	-	(9)	-	-	113	246
National Grid Ventures	-	-	-	-	(57)	(303)	(15)	(375)
Other	-	-	187	(46)	(8)	-	-	133
Total operating profit exceptional items and remeasurements	151	146	187	(74)	(65)	(303)	127	169

Year ended 31 March 2024	ESO BSuoS provision	Environmental provision	IFA fire	Cost efficiency programme	Transaction, separation and integration costs	Commodity remeasurements	Exceptionals and remeasurements
UK Electricity Transmission	-	-	-	(2)	(1)	-	(3)
UK Electricity Distribution	-	-	-	-	(18)	-	(18)
UK Electricity System Operator	(498)	-	-	-	-	-	(498)
New England	-	-	-	(6)	(11)	15	(2)
New York	-	(496)	-	(10)	-	8	(498)
National Grid Ventures	-	-	92	(3)	-	-	89
Other	-	-	-	(44)	(14)	1	(57)
Total operating profit exceptional items and remeasurements	(498)	(496)	92	(65)	(44)	24	(987)

Reconciliation of adjusted and underlying earnings from continuing operations at constant currency

		At constant currency
Year ended 31 March 2024	Adjusted at actual exchange rate	Constant currency adjustment	Adjusted	Timing	Major storm costs	Deferred tax on underlying profits in NGET and NGED	Underlying
	£m	£m	£m	£m	£m	£m	£m
UK Electricity Transmission	1,677	-	1,677	(363)	-	-	1,314
UK Electricity Distribution	993	-	993	159	-	-	1,152
UK Electricity System Operator	880	-	880	(800)	-	-	80
New England	643	(2)	641	69	90	-	800
New York	860	(3)	857	20	136	-	1,013
National Grid Ventures	469	-	469	-	-	-	469
Other	(60)		(60)	-	-	-	(60)
Total operating profit	5,462	(5)	5,457	(915)	226	-	4,768
Net finance costs	(1,479)	2	(1,477)	-	-	-	(1,477)
Share of post-tax results of joint ventures and associates	101	-	101	-	-	-	101
Profit before tax	4,084	(3)	4,081	(915)	226	-	3,392
Tax	(983)	1	(982)	227	(61)	302	(514)
Profit after tax	3,101	(2)	3,099	(688)	165	302	2,878
Attributable to non-controlling interests	(1)	-	(1)	-	-	-	(1)
Earnings	3,100	(2)	3,098	(688)	165	302	2,877
Earnings per share (pence)1	77.7	(0.1)	77.6	(17.2)	4.1	7.6	72.1

1.  Comparative amounts have been restated to reflect the impact of the bonus element of the Rights Issue.

Earnings per share calculations from continuing operations
The table below reconciles the profit after tax from continuing operations as per the previous tables back to the earnings per share from continuing operations for each of the adjusted profit measures.

Year ended 31 March 2025	Profit after tax £m	Non-controlling interest £m	Profit after tax attributable to the parent £m	Weighted average number of shares millions	Earnings per share pence
Statutory	2,829	(3)	2,826	4,707	60.0
Adjusted	2,618	(3)	2,615	4,707	55.6
Underlying	3,455	(3)	3,452	4,707	73.3

Year ended 31 March 2024	Profit after tax £m	Non-controlling interest £m	Profit after tax attributable to the parent £m	Weighted average number of shares millions1	Earnings per share pence1
Statutory	2,217	(1)	2,216	3,991	55.5
Adjusted	3,101	(1)	3,100	3,991	77.7
Underlying	2,880	(1)	2,879	3,991	72.1
Underlying at constant currency	2,878	(1)	2,877	3,991	72.1

1.  Comparative amounts have been restated to reflect the impact of the bonus element of the Rights Issue.

Reconciliation of total Group statutory operating profit to adjusted earnings (including and excluding the impact of timing, major storm costs and deferred tax on underlying profits in NGET and NGED)

	Adjusted		Underlying
	2025	2024	2025	2024
	£m	£m	£m	£m
Continuing operations
Adjusted operating profit	4,765	5,462	5,357	4,773
Adjusted net finance costs	(1,361)	(1,479)	(1,361)	(1,479)
Share of post-tax results of joint ventures and associates	75	101	75	101
Adjusted profit before tax	3,479	4,084	4,071	3,395
Adjusted tax	(861)	(983)	(616)	(515)
Adjusted profit after tax	2,618	3,101	3,455	2,880
Attributable to non-controlling interests	(3)	(1)	(3)	(1)
Adjusted earnings from continuing operations	2,615	3,100	3,452	2,879
Exceptional items after tax	118	(852)	118	(852)
Remeasurements after tax	93	(32)	93	(32)
Earnings from continuing operations	2,826	2,216	3,663	1,995

Reconciliation of adjusted EPS to statutory earnings (including and excluding the impact of timing, major storm costs and deferred tax on underlying profits in NGET and NGED)

	Including timing, major storm costs and deferred tax on underlying profits in NGET and NGED		Excluding timing, major storm costs and deferred tax on underlying profits in NGET and NGED
	2025	20241	2025	20241
Year ended 31 March	pence	pence	pence	pence
Adjusted EPS from continuing operations	55.6	77.7	73.3	72.1
Exceptional items and remeasurements after tax from continuing operations	4.4	(22.2)	4.4	(22.2)
EPS from continuing operations	60.0	55.5	77.7	49.9
Adjusted EPS from discontinued operations	-	0.3	-	0.3
Exceptional items and remeasurements after tax from discontinued operations	1.6	1.6	1.6	1.6
EPS from discontinued operations	1.6	1.9	1.6	1.9
Total adjusted EPS from continuing and discontinued operations	55.6	78.0	73.3	72.4
Total exceptional items and remeasurements after tax from continuing and discontinued operations	6.0	(20.6)	6.0	(20.6)
Total Group EPS from continuing and discontinued operations	61.6	57.4	79.3	51.8

1.  Comparative amounts have been restated to reflect the impact of the bonus element of the Rights Issue.

Timing impacts

Under the Group's regulatory frameworks, the majority of the revenues that National Grid is allowed to collect each year are governed by a regulatory price control or rate plan. If we collect more than the allowed revenue, adjustments will be made to future prices to reflect this over-recovery, and if we collect less than the allowed level of revenue, adjustments will be made to future prices to reflect the under-recovery. A number of costs in the UK and the US are pass-through costs (including commodity and energy efficiency costs in the US) and are fully recoverable from customers. Timing differences between costs of this type being incurred and their recovery through revenues are also included in over and under-recoveries. In the UK, timing differences include an estimation of the difference between revenues earned under revenue incentive mechanisms and associated revenues collected. UK timing balances and movements exclude adjustments associated with changes to controllable cost (totex) allowances or adjustments under the totex incentive mechanism. Opening balances of over and under-recoveries have been restated where appropriate to correspond with regulatory filings and calculations. New England and New York in-year over/(under)-recovery and all New England and New York balances have been translated using the average exchange rate of $1.26 for the year ended 31 March 2025.

	UK Electricity Transmission £m	UK Electricity Distribution £m	UK Electricity System Operator £m	New England £m	New York £m	Continuing £m	Discontinued £m	Total £m
1 April 2024 opening balance1	160	(282)	941	(452)	662	1,029	-	1,029
(Under)/over-recovery	(151)	407	(479)	61	(343)	(505)	-	(505)
Disposal	-	-	(462)	-	-	(462)	-	(462)
31 March 2025 closing balance to (recover)/return2	9	125	-	(391)	319	62	-	62

	UK Electricity Transmission £m	UK Electricity Distribution £m	UK Electricity System Operator £m	New England £m	New York £m	Continuing £m	Discontinued £m	Total £m
1 April 2023 opening balance1	(213)	(124)	77	(383)	682	39	-	39
(Under)/over-recovery	363	(159)	800	(69)	(20)	915	-	915
31 March 2024 closing balance to (recover)/return2	150	(283)	877	(452)	662	954	-	954

1.  Opening balances have been restated to reflect the finalisation of calculated over/(under)-recoveries in both the UK and the US and also adjusted for the regulatory time value of money impact on opening balances, where appropriate, in the UK.
2.  The closing balance at 31 March 2025 was £65 million over-recovered (translated at the closing rate of $1.29:£1). 31 March 2024 was £954 million over-recovered (including discontinued operations and translated at the closing rate of $1.26:£1).

Capital investment

Capital investment measures are presented at actual exchange rates, but are also shown on a constant currency basis to show the year-on-year comparisons excluding any impact of foreign currency translation movements.

	At actual exchange rates			At constant currency
Year ended 31 March	2025	2024	%	2025	2024	%
	£m	£m	change	£m	£m	change
UK Electricity Transmission	2,999	1,912	57	2,999	1,912	57
UK Electricity Distribution	1,426	1,247	14	1,426	1,247	14
UK Electricity System Operator	-	85	(100)	-	85	(100)
New England	1,751	1,673	5	1,751	1,668	5
New York	3,289	2,654	24	3,289	2,645	24
Capital investment (regulated networks)	9,465	7,571	25	9,465	7,557	25
National Grid Ventures	378	662	(43)	378	661	(43)
Other	4	2	100	4	2	100
Group capital investment - continuing	9,847	8,235	20	9,847	8,220	20
Discontinued operations	-	-	-	-	-	-
Group capital investment - total	9,847	8,235	20	9,847	8,220	20

Capital expenditure

Capital expenditure (for the purposes of measuring green capex aligned to the EU Taxonomy) comprises additions to property, plant and equipment and intangible assets, but excludes capital prepayments and equity contributions to joint ventures and associates during the period.

	2025	2024
	£m	£m
Asset type:
Property, plant and equipment	8,894	7,124
Non-current intangible assets	478	481
Transfers from prepayments	87	43
Group capital expenditure - continuing	9,459	7,648
Equity investments in joint ventures and associates	116	332
Capital expenditure prepayments	359	298
Transfers to capital expenditure additions	(87)	(43)
Group capital investment - continuing	9,847	8,235

Net debt

See notes 11 and 12 for reconciliation of net debt.

Funds from operations and interest cover

FFO are the cash flows generated by the operations of the Group. Credit rating metrics, including FFO, are used as indicators of balance sheet strength.

Year ended 31 March	2025	2024¹
	£m	£m
Interest expense (income statement)	1,810	1,723
Hybrid interest reclassified as dividend	(37)	(38)
Capitalised interest	294	251
Pensions interest adjustment	13	9
Unwinding of discount on provisions	(130)	(102)
Pension interest	-	94
Adjusted interest expense	1,950	1,937
Net cash inflow from operating activities	6,808	6,939
Interest received on financial instruments	332	148
Interest paid on financial instruments	(1,920)	(1,627)
Dividends received	126	176
Working capital adjustment	(104)	49
Excess employer pension contributions	26	27
Hybrid interest reclassified as dividend	37	38
Add back accretions	152	208
Difference in net interest expense in income statement to cash flow	(45)	(253)
Difference in current tax in income statement to cash flow	145	(24)
Cash flow from discontinued operations	-	-
Funds from operations (FFO)	5,557	5,681
FFO interest cover ((FFO + adjusted interest expense)/adjusted interest expense)	3.8x	3.9x

1.  Numbers for 2024 reflect the calculations for the total Group as based on the published accounts for that year.

Retained cash flow/adjusted net debt

RCF/adjusted net debt is one of two credit metrics that we monitor in order to ensure the Group is generating sufficient cash to service its debts, consistent with maintaining a strong investment-grade credit rating. We calculate RCF/adjusted net debt applying the methodology used by Moody's, as this is one of the most constrained calculations of credit worthiness. The net debt denominator includes adjustments to take account of the equity component of hybrid debt.

Year ended 31 March	2025	20241
	£m	£m
Funds from operations (FFO)	5,557	5,681
Hybrid interest reclassified as dividend	(37)	(38)
Ordinary dividends paid to shareholders	(1,529)	(1,718)
RCF	3,991	3,925
Borrowings	47,539	47,072
Less:
50% hybrid debt	(814)	(1,034)
Cash and cash equivalents	(1,178)	(578)
Financial and other investments	(5,156)	(3,084)
Underfunded pension obligations	247	266
Borrowings in held for sale	-	13
Adjusted net debt (includes pension deficit)	40,638	42,655
RCF/adjusted net debt	9.8%	9.2%

1.  Numbers for 2024 reflect the calculations for the total Group as based on the published accounts for that year.

Regulatory performance measures

Regulated financial performance - UK

Regulatory financial performance is a pre-interest and tax measure, starting at segmental operating profit and making adjustments (such as the elimination of all pass-through items included in revenue allowances and timing) to approximate regulatory profit for the UK regulated activities. This measure provides a bridge for investors between a well-understood and comparable IFRS starting point and through the key adjustments required to approximate regulatory profit. This measure also provides the foundation to calculate Group RoE.

Under the UK RIIO regulatory arrangements the Company is incentivised to deliver efficiencies against cost targets set by the regulator. In total, these targets are set in terms of a regulatory definition of combined total operating and capital expenditure, also termed 'totex'. The definition of totex differs from the total combined regulated controllable operating costs and regulated capital expenditure as reported in this statement according to IFRS accounting principles. Key differences are capitalised interest, capital contributions, exceptional costs, costs covered by other regulatory arrangements and unregulated costs.

For the reasons noted above, the table below shows the principal differences between the IFRS operating profit and the regulated financial performance, but is not a formal reconciliation to an equivalent IFRS measure.

UK Electricity Transmission

Year ended 31 March	2025	2024
	£m	£m
Adjusted operating profit	1,277	1,677
Movement in regulatory 'IOUs'	256	(363)
UK regulatory notional deferred taxation adjustment	238	219
RAV indexation - 2% CPIH long-run inflation	368	343
Regulatory vs IFRS depreciation difference	(575)	(553)
Fast money/other	(261)	(119)
Pensions	-	(2)
Performance RAV created	65	68
Regulated financial performance	1,368	1,270

UK Electricity Distribution

Year ended 31 March	2025	2024
	£m	£m
Adjusted operating profit	1,610	993
Less non-regulated profits	(7)	(8)
Movement in regulatory 'IOUs'	(417)	158
UK regulatory notional deferred taxation adjustment	15	38
RAV indexation - 2% CPIH (2023: 3% RPI) long-run inflation	230	216
Regulatory vs IFRS depreciation difference	(547)	(555)
Fast money/other	(46)	(36)
Pensions	-	-
Performance RAV created	(1)	50
Regulated financial performance	837	856

UK Electricity System Operator

Year ended 31 March	2025	2024
	£m	£m
Adjusted operating profit	(364)	880
Movement in regulatory 'IOUs'	479	(800)
UK regulatory notional deferred taxation adjustment	3	2
RAV indexation - 2% CPIH long-run inflation	9	7
Regulatory vs IFRS depreciation difference	(50)	(19)
Fast money/other	(44)	(29)
Regulated financial performance	33	41

Regulated financial performance - US

New England

Year ended 31 March	2025	2024
	£m	£m
Adjusted operating profit	982	643
Major storm costs	3	90
Timing	(61)	69
US GAAP pension adjustment and other1	60	29
Regulated financial performance	984	831

1.  £2 million unfavourable COVID-19 bad debt provision adjustment included in 2025 other.

New York

Year ended 31 March	2025	2024
	£m	£m
Adjusted operating profit	1,023	860
Provision for bad and doubtful debts (COVID-19), net of recoveries1	(47)	(34)
Major storm costs	84	136
Timing	343	20
US GAAP pension adjustment	48	42
Regulated financial performance	1,451	1,024

1.  New York financial performance includes an adjustment reflecting our expectation for future recovery of COVID-19 related provisions for bad and doubtful debts.

Total regulated financial performance

Year ended 31 March	2025	2024
	£m	£m
UK Electricity Transmission	1,368	1,270
UK Electricity Distribution	837	856
UK Electricity System Operator	33	41
New England	984	831
New York	1,451	1,024
Total regulated financial performance	4,673	4,022

New England and New York timing, major storms costs and movement in UK regulatory 'IOUs' - Revenue related to performance in one year may be recovered in later years. Where revenue received or receivable exceeds the maximum amount permitted by our regulatory agreement, adjustments will be made to future prices to reflect this over-recovery. No liability is recognised under IFRS, as such an adjustment to future prices relates to the provision of future services. Similarly, no asset is recognised under IFRS where a regulatory agreement permits adjustments to be made to future prices in respect of an under-recovery. In the UK, this is calculated as the movement in other regulated assets and liabilities.

Performance RAV - UK performance efficiencies are in part remunerated by the creation of additional RAV which is expected to result in future earnings under regulatory arrangements. This is calculated as in-year totex outperformance multiplied by the appropriate regulatory capitalisation ratio and multiplied by the retained company incentive sharing ratio.

Pension adjustment - Cash payments against pension deficits in the UK are recoverable under regulatory contracts. In US regulated operations, US GAAP pension charges are generally recoverable through rates. Revenue recoveries are recognised under IFRS but payments are not charged against IFRS operating profits in the year. In the UK this is calculated as cash payments against the regulatory proportion of pension deficits in the UK regulated business, whereas in the US it is the difference between IFRS and US GAAP pension charges.

2% CPIH RAV indexation - Future UK revenues are expected to be set using an asset base adjusted for inflation. This is calculated as UK RAV multiplied by 2% long-run CPIH inflation assumption under RIIO-2.

UK regulatory notional deferred taxation adjustment - Future UK revenues are expected to recover cash taxation cost including the unwinding of deferred taxation balances created in the current year. This is the difference between: (1) IFRS underlying EBITDA less other regulatory adjustments; and (2) IFRS underlying EBITDA less other regulatory adjustments less current taxation (adjusted for interest tax shield) then grossed up at full UK statutory tax rate.

Regulatory depreciation - US and UK regulated revenues include allowance for a return of regulatory capital in accordance with regulatory assumed asset lives. This return does not form part of regulatory profit.

Fast/slow money adjustment - The regulatory remuneration of costs incurred is split between in-year revenue allowances and the creation of additional RAV. This does not align with the classification of costs as operating costs and fixed asset additions under IFRS accounting principles. This is calculated as the difference between IFRS classification of operating costs versus fixed asset additions and the regulatory classification.

Regulated asset base

The regulated asset base is a regulatory construct, based on predetermined principles not based on IFRS. It effectively represents the invested capital on which we are authorised to earn a cash return. By investing efficiently in our networks, we add to our regulated asset base over the long term, and this in turn contributes to delivering shareholder value. Our regulated asset base comprises our regulatory asset value in the UK plus our rate base in the US.

Maintaining efficient investment in our regulated asset base ensures we are well positioned to provide consistently high levels of service to our customers and increases our revenue allowances in future years. While we have no specific target, our overall aim is to achieve around 10% growth in regulated asset base each year through continued investment in our networks in both the UK and US.

In the UK, the way in which our transactions impact RAV is driven by principles set out by Ofgem. In a number of key areas these principles differ from the requirements of IFRS, including areas such as additions and the basis for depreciation. Further, our UK RAV is adjusted annually for inflation. RAV in each of our retained UK businesses has evolved over the period since privatisation in 1990 and, as a result, historical differences between the initial determination of RAV and balances reported under UK GAAP at that time still persist. In the case of UK ED, differences arise as the result of acquisition fair value adjustments (where PP&E at acquisition has been valued above RAV). Due to the above, substantial differences exist in the measurement bases between RAV and an IFRS balance metric, and therefore it is not possible to provide a meaningful reconciliation between the two.

In the US, rate base is a regulatory measure determined for each of our main US operating companies. It represents the value of property and other assets or liabilities on which we are permitted to earn a rate of return, as set out by the regulatory authorities for each jurisdiction. The calculations are based on the applicable regulatory agreements for each jurisdiction and include the allowable elements of assets and liabilities from our US companies. For this reason, it is not practical to provide a meaningful reconciliation from the US rate base to an equivalent IFRS measure. However, we include the calculation below.

'Total regulated and other balances' for our UK regulated businesses include the under- or over-recovery of allowances that those businesses target to collect in any year, which are based on the regulator's forecasts for that year. Under the UK price control arrangements, revenues will be adjusted in future years to take account of actual levels of collected revenue, costs and outputs delivered when they differ from those regulatory forecasts. In the US, other regulatory assets and liabilities include regulatory assets and liabilities which are not included in the definition of rate base, including working capital where appropriate.

'Total regulated and other balances' for NGV and other businesses includes assets and liabilities as measured under IFRS, but excludes certain assets and liabilities such as pensions, tax, net debt and goodwill.

	RAV, rate base or other business assets (for asset growth)		Total regulated and other balances
As at 31 March (£m at constant currency)	2025	2024¹	20252,3	20241,2,3
UK Electricity Transmission	20,570	18,388	20,290	17,886
UK Electricity Distribution	12,235	11,497	11,954	11,633
UK Electricity System Operator	-	425	-	(466)
New England	9,422	8,512	11,329	10,325
New York	17,923	16,015	19,752	17,029
Total regulated	60,150	54,837	63,325	56,407
National Grid Ventures and other business balances	7,352	7,509	5,942	6,533
Total Group regulated and other balances	67,502	62,346	69,267	62,940

1.  Figures relating to prior periods have, where appropriate, been re-presented at constant currency, for segmental reorganisation, opening balance adjustments following the completion of the UK regulatory reporting pack process and finalisation of US balances.
2.  Includes totex-related regulatory IOUs of £250 million (2024: £514 million) and over-recovered timing balances of £63 million (2024: £744 million over-recovered).
3.  Includes assets for construction work-in-progress of £2,528 million (2024: £2,021 million), other regulatory assets related to timing and other cost deferrals of £1,113 million (2024: £1,250 million) and net working capital assets of £95 million (2024: £445 million net working capital liabilities).

New England and New York rate base and other total regulated and other balances for 31 March 2024 have been re-presented in the table above at constant currency. At actual currency the values were £10.6 billion and £17.4 billion respectively.

Group return on equity (RoE)

Group RoE provides investors with a view of the performance of the Group as a whole compared with the amounts invested by the Group in assets attributable to equity shareholders. It reflects the regulated activities as well as the contribution from our non-regulated businesses together with joint ventures and non-controlling interests. We use Group RoE to measure our performance in generating value for our shareholders, and targets for Group RoE are included in APP and LTPP incentive mechanisms for Executive members. Group RoE is underpinned by our regulated asset base. This year, to improve how the metric reflects business performance, we updated our calculation to 'amortise' goodwill and indefinite-lived intangible assets in the denominator over 20 years, to reflect the estimated period over which the value related to the premium paid on acquisition would be realised. For the reasons noted above, no reconciliation to IFRS has been presented, as we do not believe it would be practical.

Calculation: Regulatory financial performance including a long-run inflation assumption (2% CPIH for RIIO-2), less adjusted interest and adjusted taxation divided by equity investment in assets:

●  adjusted interest removes accretions above long-run inflation rates, interest on pensions, capitalised interest in regulated operations and unwind of discount rate on provisions;

●  adjusted taxation adjusts the Group taxation charge (before exceptional items and remeasurements) for differences between IFRS profit before tax and regulated financial performance less adjusted interest; and

●  equity investment in assets is calculated as opening UK RAV, opening US rate base, goodwill and indefinite-lived intangibles (adjusted for 'asset swap' transactions and the 'value realisation' of goodwill over 20 years), plus opening net book value of NGV and other activities (excluding certain pensions, tax and commodities balances) and our share of JVs and associates, minus opening net debt as reported under IFRS restated to the weighted average sterling-dollar exchange rate for the year.

Group RoE

Year ended 31 March	2025	2024
	£m	£m
Regulated financial performance	4,673	4,022
Operating profit of other activities - continuing and discontinued operations	275	467
Group financial performance	4,948	4,489
Share of post-tax results of joint ventures and associates1	100	174
Non-controlling interests	(3)	(1)
Adjusted total Group interest charge (including discontinued)	(1,590)	(1,613)
Total Group tax charge (including discontinued)	(861)	(983)
Tax on adjustments	8	270
Total Group financial performance after interest and tax	2,602	2,336

Opening rate base/RAV	55,326	50,806
Opening other balances	8,223	7,973
Opening RAV, rate base and other balances	63,549	58,779
Opening goodwill	11,430	11,444
Opening goodwill adjustment (realisation of value over 20 years)2	(4,441)	(4,053)
Opening strategic pivot (asset swap) adjustment3	(3,450)	(3,464)
Opening capital employed	67,088	62,706
Opening net debt	(43,509)	(40,505)
Rights Issue adjustment (£6.8 billion net proceeds pro-rated from June 2024)	5,471	-
Opening equity	29,050	22,201
Group RoE	9.0%	10.5%

1.  2025 includes £25 million (2024: £73 million; 2023: £12 million) in respect of the Group's minority interest in National Gas Transmission, which was fully divested during 2024/25.
2.  Calculation methodology updated in 2024/25 to 'amortise' goodwill and intangibles on a straight-line basis over 20 years, resulting in an increase of 120bps in 2024/25 (2024: 160bps; 2023: 240bps) in the Group RoE metric.
3.  The regulatory gains on disposal of NECO and UK Gas Transmission (proceeds received less RAV, rate base and other related balances used to calculate the Group RoE denominator) deducted against IFRS goodwill and indefinite-lived intangibles recognised on acquisition of NGED. For this metric, the purchase of NGED and sales of NECO and UK Gas Transmission were deemed to be linked transactions with the opening equity reflecting the impact of these as asset swaps rather than as unrelated transactions.

UK and US regulated RoE

Year ended 31 March	Regulatory Debt: Equity assumption	Achieved Return on Equity		Base or Allowed Return on Equity
		2025%	2024%	2025%	2024%
UK Electricity Transmission	55/45	8.3	8.0	7.3	7.0
UK Electricity Distribution	60/40	7.9	8.5	7.7	7.4
New England	Avg. 45/55	9.1	9.2	9.9	9.9
New York	Avg. 52/48	8.7	8.5	9.2	8.9

UK businesses' regulated RoEs

UK regulated businesses' RoEs are a measure of how the businesses are performing against the assumptions used by our UK regulator. These returns are calculated using the assumption that the businesses are financed in line with the regulatory adjudicated capital structure, at the cost of debt assumed by the regulator, and that inflation is equal to a long-run assumption of 3% RPI under RIIO-1 and 2% CPIH under RIIO-2. They are calculated by dividing elements of out/under-performance versus the regulatory contract (i.e. regulated financial performance disclosed above) by the average equity RAV in line with the regulatory assumed capital structure and adding to the base allowed RoE.

These are important measures of UK regulated businesses' performance, and our operational strategy continues to focus on these metrics. These measures can be used to determine how we are performing under the RIIO framework and also help investors to compare our performance with similarly regulated UK entities. Reflecting the importance of these metrics, they are also key components of the APP scheme.

The respective businesses' UK RoEs are underpinned by their RAVs. For the reasons noted above, no reconciliation to IFRS has been presented, as we do not believe it would be practical.

US businesses' regulated RoEs

US regulated businesses' RoEs are a measure of how the businesses are performing against the assumptions used by the US regulators. This US operational return measure is calculated using the assumption that the businesses are financed in line with the regulatory adjudicated capital structure and allowed cost of debt. The returns are divided by the average rate base (or where a reported rate base is not available, an estimate based on rate base calculations used in previous rate filings) multiplied by the adjudicated equity portion in the regulatory adjudicated capital structure.

These are important measures of our New England and New York regulated businesses' performance, and our operational strategy continues to focus on these metrics. This measure can be used to determine how we are performing and also helps investors compare our performance with similarly regulated US entities. Reflecting the importance of these metrics, they are also key components of the APP scheme.

The New England and New York businesses' returns are based on a calculation which gives proportionately more weighting to those businesses which have a greater rate base. For the reasons noted above, no reconciliations to IFRS for the RoE measures have been presented, as we do not believe it would be practical to reconcile our IFRS balance sheet to the equity base.

The table below shows the principal differences between the IFRS result of the New England and New York segments, and the 'returns' used to derive their respective US jurisdictional RoEs. In outlining these differences, we also include the aggregated business results under US GAAP for New England and New York jurisdictions.

In respect of 2023/24, this measure is the aggregate operating profit of our US OpCo entities' publicly available financial statements prepared under US GAAP for the New England and New York jurisdictions respectively. For 2024/25, this measure represents our current estimate, since local financial statements have yet to be prepared.

	2025	2024
	£m	£m
Underlying IFRS operating profit for New England segment	924	802
Underlying IFRS operating profit for New York segment	1,450	1,016
Weighted average £/$ exchange rate	$1.266	$1.262

	New England		New York
	2025	2024	2025	2024
	$m	$m	$m	$m
Underlying IFRS operating profit for US segments	1,170	1,013	1,836	1,283
Adjustments to convert to US GAAP as applied in our US OpCo entities
Adjustment in respect of customer contributions	(30)	(29)	(51)	(37)
Pension accounting differences1	78	43	61	63
Environmental charges recorded under US GAAP	5	10	(144)	21
Storm costs and recoveries recorded under US GAAP	(59)	(56)	(7)	6
Other regulatory deferrals, amortisation and other items	(314)	(139)	(518)	(155)
Results for US regulated OpCo entities, aggregated under US GAAP2	850	842	1,177	1,181
Adjustments to determine regulatory operating profit used in US RoE
Adjustment for COVID-19-related provision for bad and doubtful debts3	-	-	-	-
Net other	96	14	374	151
Regulatory operating profit	946	856	1,551	1,332
Pensions1	70	60	169	159
Regulatory interest charge	(219)	(199)	(459)	(374)
Regulatory tax charge	(218)	(196)	(351)	(305)
Regulatory earnings used to determine US RoE	579	521	910	812

1.  Following a change in US GAAP accounting rules, an element of the pensions charge is reported outside operating profit with effect from 2019.
2.  Based on US GAAP accounting policies as applied by our US regulated OpCo entities.
3.  US RoE included an adjustment reflecting our expectation for future recovery of COVID-19-related bad and doubtful debt costs in 2020/21. The adjustment is being unwound as regulated assets are recognised in respect of the same debts in our US GAAP accounts.

	New England		New York
	2025	2024	2025	2024
	$m	$m	$m	$m
US equity base (average for the year)	6,352	5,645	10,512	9,517
US jurisdiction RoE	9.1%	9.2%	8.7%	8.5%

Asset growth and regulated asset growth

To help readers' assessment of the financial position of the Group, the table below shows an aggregated position for the Group, as viewed from a regulatory perspective. The asset growth and regulated asset growth measures included in the table below are calculated in part from financial information used to derive measures sent to and used by our regulators in the UK and US, and accordingly inform certain of the Group's regulatory performance measures, but are not derived from, and cannot be reconciled to, IFRS. These alternative performance measures include regulatory assets and liabilities and certain IFRS assets and liabilities of businesses that were classified as held for sale under IFRS 5.

Asset growth is the annual percentage increase in our RAV and US rate base and other non-regulated business balances (including our investments in NGV, UK property and other assets and US other assets) calculated at constant currency.

Regulated asset growth is the annual percentage increase in our RAV and US rate base (calculated at constant currency), but does not include other non-regulated business balances.

	2024/25
£m constant currency	31 March 2025	Sale of ESO	31 March 2024	Increase	Asset growth
UK RAV	32,805	(469)	30,310	2,964	9.8%
US rate base	27,345	-	24,527	2,818	11.5%
Total RAV and rate base (used to calculate regulated asset growth)	60,150	(469)	54,837	5,782	10.5%
National Grid Ventures and other	7,352	-	7,509	(157)	(2.1%)
Total assets (used to calculate asset growth)	67,502	(469)	62,346	5,625	9.0%

For 2024/25, asset growth and regulated asset growth are calculated excluding the reduction in RAV as a result of the sale of the UK Electricity System Operator business, based on an estimated RAV value as at 1 October 2024 (the date of disposal).

	2023/24 Underlying IFRS operating profit for US segments
£m constant currency	31 March 2024	31 March 2023	Increase	Asset growth
UK RAV	30,356	28,292	2,064	7.3%
US rate base	25,097	22,517	2,580	11.5%
Total RAV and rate base (used to calculate regulated asset growth)	55,453	50,809	4,644	9.1%
National Grid Ventures and other	7,593	6,639	954	14.4%
Total assets (used to calculate asset growth)	63,046	57,448	5,598	9.7%

Figures relating to prior periods have, where appropriate, been re-presented at constant currency, for opening balance adjustments following the completion of the UK regulatory reporting pack process and finalisation of US balances.

Regulatory gearing

Regulatory gearing is a measure of how much of our investment in RAV and rate base and other elements of our invested capital (including our investments in NGV, UK property and UK other assets and US other assets) is funded through debt. Comparative amounts as at 31 March 2024 are presented at historical exchange rates and have not been restated for opening balance adjustments.

As at 31 March	2025	2024
	£m	£m
UK RAV	32,805	30,356
US rate base	27,345	25,097
Other invested capital included in gearing calculation	7,352	7,593
Total assets included in gearing calculation	67,502	63,046
Net debt (including 100% of hybrid debt and held for sale)	(41,316)	(43,584)	change
Group gearing (based on 100% of net debt including held for sale)	61%	69%	(8)% pts
Group gearing (excluding 50% of hybrid debt from net debt) including held for sale	60%	67%	(7)% pts

Rebased dividend per share

The table below reconciles the actual dividend per share paid with a 'rebased dividend per share' calculated using a hypothetical assumption that all of the additional shares from the Rights Issue existed for previous reporting periods. Using this methodology the 'rebased dividend per share' equates to 45.264p per share.

	Total dividend £m	Number of shares millions	Actual dividend per share pence	Rights Issue additional shares millions	Total number of shares (rebased) millions	Rebased dividend per share pence
Final dividend in respect of the year ended 31 March 2024	1,454	3,717	39.12p	1,085	4,802	30.28p
Interim dividend in respect of the year ended 31 March 2024	713	3,676	19.40p	1,085	4,761	14.98p
Total dividend for the year ended 31 March 2024	2,167	n/a	58.52p	1,085	n/a	45.26p

[1]Employee and contractor lost time injury frequency rate per 100,000 hours worked.
[2]Calculation methodology updated in 2024/25 to 'amortise' acquisition-related goodwill and indefinite-lived intangibles on a straight-line basis over 20 years. Comparatives have been restated accordingly.
[3]KPI relates to capital expenditure as defined in Article 8 of the EU Taxonomy regulation. It does not include 'equity investments to joint ventures and associates' or 'capital expenditure prepayments'.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL GRID plc

By:	Beth Melges
Beth Melges Head of Plc Governance

Date: 15 May 2025